
07054780

Baylake Corp.

Notice of 2007 Annual Meeting
Proxy Statement
Form 10-K Annual Report











FUTURE HOME OF
BAYLAKE
BANK











2006

Baylake Corp.

Baylake Corp. Officers



Thomas L. Herlache	Chairman of the Board
Richard A. Braun	Vice Chairman of the Board
Robert J. Cera	President
John A. Hauser	Vice President
Kevin L. LaLuzerne	Treasurer
Daniel F. Maggle	Secretary



Dear Shareholders:

Tides in the banking seas are changing. We are setting our sails and constantly adjusting them so we can catch the favorable winds and attain our target profit and growth destination.

Our new President and Chief Operating Officer, Rob Cera, has established his organizational structure and management team. His enthusiasm, energy, and desire to win in the competitive banking environment are exciting. He has given our market president positions more authority and accountability, and reorganized the credit approval process. The most notable change is the appointment of David Miller as Senior Vice President/Chief Credit Officer.

We have also completely reorganized our Wealth Services operations by combining Trust, Brokerage, and Private Banking to eliminate internal competition and become more efficient. This is a result of a year of study, consultation, and implementation. Except for a few changes in bank representatives for a small number of customers, it should be a seamless changeover. We are excited about the change, and we are confident it gives us a competitive edge.

Baylake Bank is not only a full service commercial bank, but also a comprehensive retail banking company. Our reorganized mortgage division, wealth services division, and retail offerings are second to none. More importantly, we deliver tailored products and services to our customers with their needs in mind. Our customers know we are a values-based organization that will offer what is best for them from a broad menu of products and services. This is an advantage that our competition finds difficult to duplicate.

From a profitability standpoint, we continue to struggle with three larger credits that have put us at a higher than average non-performing loan status, and dampened our ability to grow and maintain an acceptable profitability level. We are working those credits through the legal process. Every effort is being made to bring them to a favorable conclusion and to reduce our non-performing loans to a reasonable and manageable level.



Thomas L. Herlache

Looking forward when our banking house is squared away, in light of our organizational changes and non-performing loan status, we will physically venture into the Fox Valley market. We have purchased three properties (in Oshkosh, Neenah, and Appleton), established a market entry plan, hired a market president for the Central Region, and continue to look for a solid commercial banker for the region. When the time is right, we will be ready to act.

Continued on page 3

Change





T.L. Herlache named President, Bank of Sturgeon Bay.



Groundbreaking for United Financial Services data processing facility August 30, 1995.



Bank of Sturgeon Bay & State Bank of Kewaunee sign definitive agreement to merge.



Baylake Bank holds grand opening at first Green Bay area office.


BAYLAKE BANK

Baylake Bank purchases Evergreen Bank.



Baylake Bank named Door County Industry of the Year.

Thomas L. Herlache Career Highlights: 1961 - Present

1961 Began working summers at Bank of Sturgeon Bay (Bookkeeping and Teller)

1965 Law Clerk

1968 Loan Officer & Assistant Cashier titles added

1970 Appointed to Baylake Corp. Board of Directors

1971 Chief Operating Officer, Chief Lending Officer, Chief Trust Officer

1977 Executive VP & Trust Officer (CEO)

1983 President & Trust Officer (CEO)

1994 Bank of Sturgeon Bay changes its name to Baylake Bank, and merges with State Bank of Kewaunee

1996 Baylake opens first Green Bay area financial center, and purchases The Bank in Manawa and King

1998 Evergreen Bank (4 locations) purchased & converted to Baylake Bank

2005 Baylake City Center opens in Downtown Green Bay

2006 Baylake Bank named Industry of the Year in Door County


Tides o

Continued from page 1

Since Rob Cera came on board in August of 2006, he has jumped into the action and is doing well. After some hard decisions, I have enjoyed watching his progress. My working hours are diminishing with more and more of the hands-on activities transferring to him.

It is clear to me that Rob shares in our culture of working hard but having fun in the process. He believes in the values of a community bank. His management style is different from mine, but I am confident that he will bring Baylake Bank to new heights in the near future. As CEO/Chairman of the Board until June 30, 2007, and Chairman of the Board of Directors after that time, I will do everything I can to help ensure his success.

I have truly enjoyed being part of the staff at Bank of Sturgeon Bay and Baylake Bank over the past 45 years. We have seen many successes, and I am satisfied that I did my best to create a values-based operation with a solid franchise value, and a good corporate citizenship image. Thanks to all who gave me this opportunity: the staff, shareholders, family, friends, and acquaintances who have always been there for me.

I know Baylake has a bright future, and I'm glad I can remain part of it. Together we sail the course of success.

T.L. Herlache
CEO & Chairman of the Board
Baylake Corp.





Tom and Jill Herlache






Robert J. Cera


2007 Focuses
► Asset Quality
► Market Performance
► Expense Control and Effectiveness
► Increasing Shareholder Value

Dear Shareholders:

The 2006 calendar year was certainly an exciting time in my life and one that I will not soon forget. It is truly an honor and joy to be joining an organization that has such a long and storied tradition of being a driving force of progress and commitment to the communities it serves.

It has been an enjoyable and fast-paced orientation for me as I have been given the opportunity to meet our employees and customers. The reaction from our loyal customer base and employees has been extremely positive. During this significant period of change at the bank, I am reminded of the importance of having deep and sustainable relationships that are based upon trust and common core values. The foundation of our future success remains embedded in our ability to deliver high quality banking products and services in a friendly and professional atmosphere. Our experienced and service-oriented staff will help me ensure that this remains our highest priority.

I am very fortunate to be following in the leadership footsteps of Tom Herlache, Baylake Corp.'s CEO and Chairman. Tom has been a wonderful driver of change and evolution for the organization throughout his 40-plus years at the bank. His deep caring for the well-being of our employees has created a strong sense of responsibility within the organization. People are passionate about the work they do and the communities they live in, and this is evident in the way we treat our customers. It is my goal to continue this legacy and never lose sight of the importance of this value.

We understand and are fully cognizant of the need to improve our financial performance in the near term. There is a tremendous sense of urgency and call to action for our leadership team to return the organization to a level of high performance of which we all can be proud. We are currently taking steps to improve our focus on process improvements and efficiency, ultimately leading to expected gains in shareholder value.

We thank you for your interest and support of Baylake, and look forward to your continued support of our efforts. I believe the best is yet to come.

Robert J. Cera
President & COO


Tides of

A New Chapter for Baylake Corp. and Baylake Bank

For 125+ years Baylake Corp. and its subsidiary Baylake Bank have maneuvered both the predictable and sometimes unpredictable tides of change. While committed to solving the challenges of today the goal of Baylake Corp.'s leadership has always been, and continues to be, creating long-term and consistent value for our major stakeholder groups including shareholders, customers, employees, and the communities we serve.

During 2006 Baylake Bank continued to grow market share and core deposits of retail households. Confidently and diligently throughout the year, the company continued to address loan quality. Internally we focused on transitions of leadership, changes in organizational structure, and proactively consolidating the divisions of wealth services to improve delivery of service. Asset management goals for new trust and investment business were exceeded, and cash management product and service offerings were expanded to meet the growing needs of Baylake's vital business customer segment.

Although tides of change are upon us, the destination for Baylake Corp. remains the same – to return to its position as a top performing, independent community bank. As a community leader, Baylake must continue to succeed not only for business viability and shareholder return, but because of the corporation's responsibility to local economies, and as a committed corporate citizen, employer, and quality-of-life provider.

Achievement of our performance goals will be realized through each step of progress taken during the upcoming year on our journey of continued improvement.





Rob Cera and Tom Herlache





Market Presidents: Charlie Burnham, Linda Kennedy, and Mike Gilson, and SVP Human Resources, Sharon Haines



A Company Poised for the Future

Organizational Changes

After President and Chief Executive Officer Thomas L. Herlache announced his desire to retire, Baylake Corp.'s Board of Directors was faced with one of its most critical duties: to identify and select his successor.

After the diligent efforts put forth by our Nominating Committee, in July of 2006 Robert J. Cera was named President and Chief Operating Officer for Baylake Bank and later appointed President of Baylake Corp. It is the intent of the board that Cera will assume the responsibilities of CEO in June of 2007.

In addition, organizational structure changes to improve accountability and market focus began when market president positions were established in Baylake Bank's Bay and Central Regions in the early months of 2006. Key responsibilities of the market presidents are to plan and implement business development and performance initiatives within their regions. Focused on their markets and potential, each market president is a member of the bank's management team and respective regional board, and is responsible for furthering the vision, mission, and goals of the bank.

Completing the execution of this organizational change, Baylake Bank's Lakeshore and Door Regions and their regional boards were combined, and a market president was appointed to the newly combined Lakeshore Region.

Improving Credit Quality

Progress continues to be made in aggressively and efficiently managing Baylake Bank's loan portfolio.The risk of future problematic loans will be minimized through enhanced underwriting criteria and newly revised loan approval and review processes. Baylake Corp. continues to be well capitalized, and Baylake Bank has a renewed energy and approach to maintaining high credit quality standards for new customers, and a more direct approach to reducing the percentage of past due and non-accrual loans in the existing portfolio.


Tides of

Part of the organizational structure change implemented prior to year-end included establishing a Chief Credit Officer position. To maintain quality standards, this position distinctly separates the responsibilities of business development and credit review. The plan for this leader and his team is to further upgrade Baylake Bank's approval process and loan policy, as well as examine and take corrective action to further improve our loan portfolio. Together with highly skilled business bankers and credit analysts, improvements promise to be significant.

Efficient Operations

Attracting new, as well as cultivating existing customer relationships and delivering customized solutions to retail and business markets is paramount to the success of our business model. Monitoring of service, quality continues at Baylake Bank, and additional attention is being given to growing ever more efficient, and utilizing resources and technology to our greatest advantage.

As co-owner of United Financial Services, Inc., our data processor, Baylake Bank is often able to be on the leading edge of implementing technological, service and security improvements for our customers. For example, in late 2006 eBanc internet banking security was enhanced with multi-factor authentication measures and an improved bill pay product was introduced. Overall, day-to-day efficiencies are receiving increased focus.





Carin Stuth and David Miller





United Financial Services


Chan



Success Comes From Differentiation and Enhanced Business Focuses

Retail Banking

Strategic goals for 2006 included a balanced business model to serve both commercial and retail banking customer relationships. Just more than a year after introducing seven new personal checking accounts and implementing a systematic approach to marketing them, net new customer checking accounts have increased significantly. Additionally, customer needs are being fulfilled as the total number of services used by these customer households also increased in every region. Average deposit growth increased 3.01% from December 2005 to December 2006, and total core deposit growth was up 6.8% over the same period.



Suamico Financial Center

A new neighborhood financial center established in 2006 also helped welcome new customers and introduce families and businesses to Baylake Bank. The Suamico Financial Center opened at 2502 Lineville Road in August. The office is located in one of the Bay Area's fastest growing communities, and has realized immediate success. A ribbon cutting ceremony helped to kick off a week-long grand opening held in September.

Baylake's retail loan area introduced various home financing products and programs during the year. These enhancements have helped differentiate our mortgage offerings as well as made them more accessible to customers. In addition, financial center managers and personal bankers were trained to fulfill customer requests for personal and home equity loans at every Baylake Bank location.

Business Banking

Key resources were deployed during the year to enhance Baylake Bank's core competency of business banking. A cash management manager was hired along with a team of experts. New products like remote deposit capture have been introduced, which enable us to serve customers beyond our current geographic footprint.





Fraud protection and collection services have been expanded, and businesses and municipalities in all of Baylake Bank's regions have realized the benefit of cash management due to the team's expanded reach and mission to educate.

Baylake Bank was recognized as one of only two banks in a five-state region to receive the Promontory CDARS Leader Award for gross volume of deposits obtained for the Certificate of Deposit Account Registry Service (CDARS). The service provides FDIC insurance on deposits up to $30 million, and has been a very effective solution for cash management as well as public entities.

Overall, net commercial loan growth was minimal in 2006. In part, it was due to the bank experiencing anticipated payoffs of several development loans and other expected amortizations of loans. Significant steps were taken to diversify from commercial real estate and expand business relationships in the agri-business, manufacturing, and professional services sectors.

Understanding and fulfilling the comprehensive needs of the start-up or growing business often requires joining forces with multiple experts. Merchant credit card services through NOVA Information Systems, Health Savings Accounts, and employee benefit plans are just a few of the services that Baylake Bank strategic partners have successfully provided to help meet our business customers' needs.

Wealth Services

Creating and maintaining quality customer relationships through a solutions-based business model and high-touch client servicing is what has helped Baylake Wealth Services achieve success. In 2006 both Baylake Investments and Baylake Trust Divisions achieved performance goals. Total gross new business fees increased 14% in the Trust Division compared to total gross new business fees for the same period a year prior. In addition, for the fifth consecutive year, Baylake Investment professionals were recognized by Vision Investment Services, Inc., as being within the top 10% of all regional banks for performance and quality client servicing.



Denee Mott - Cash Management Manager

Early in 2007, our Trust, Private Banking, and Investment divisions were combined in a move to create a single resource for customers. Baylake Wealth Services continues to proactively adjust to changing client needs, and provides services through a team of qualified financial advisors.

Change

The Predictable and Positive Effects of Baylake Bank's People

At Baylake Bank, our people are our greatest resource. When internal transition is necessary and external opportunities need to be approached differently, Baylake Bank employees step up and execute action plans with confidence.

The lasting and positive contributions of Baylake Bank employees are valued and recognized not only by satisfied customers, but by the communities we serve. It is with outstanding effort and a caring attitude toward service that Baylake Bank has distinguished itself in our markets as a civic-minded company.

Mayor's Beautification Award

In August of 2006, Baylake Bank was recognized, along with the Green Bay Tall Ship Tours, Inc. committee for bringing the Baylake Bank Tall Ship Festival to downtown Green Bay. The Baylake Bank Tall Ship Festival hosted 16 tall ships at three sites along the waterfront July 27-31, 2006. Named recipient of the Mayor's Beautification Award for the category of *Promotions*, the Baylake Bank Tall Ship Festival was applauded for its state-wide appeal, economic impact in bringing nearly 60,000 visitors to the Port of Green Bay, and the unique experience of this first-ever type of event in Northeast Wisconsin. The festival was initiated by Green Bay Tall Ship Tours, Inc. and cooperatively supported by Baylake Bank and several other for-profit and non-profit organizations, and more than 700 community volunteers.

Additional opportunities outside of the scope of Green Bay Tall Ship Tours, Inc. were organized by Baylake Bank and included a public relations essay contest around the sail-training tall ship U.S. Brig Niagara, and a special contract with the entire tall ship fleet to sail through Sturgeon Bay. While thousands participated in the


GO VIKES
GO VIKI

Baylake supports area schools and events




903
E D T. IN

Financial Center Manager Pamela Strey presents a donation from Baylake Bank



related events, the broader impact within Baylake Bank's markets includes the widespread goodwill and brand awareness that were created.

Outstanding Financial Education Award

Another recognition received by staff was from the Wisconsin Bankers Association (WBA) for Baylake Bank's outstanding financial education efforts. At their Consumer Education Conference held in October, WBA recognized banks from across the state. Baylake Bank and the other award recipients were honored for their outstanding achievement in teaching children and adults in their communities the basics of financial management and saving. Baylake Bank employees take pride in having earned this financial education award for the 9th consecutive year.



The leadership and staff of Baylake Corp. and Baylake Bank have a standing commitment to excellence and a strong foundation to build upon. Change is healthy for any organization that can learn from experience and not lose sight of what is most valued. Relationships built on trust, confidence built on performance, and service so good that it is memorable all help create the personal experience known as Baylake Bank.



We're excited about the future and hope you will continue to take pride in your community bank.


Erica Hickey
Kari Sliva
Michelle Meacham
Community events emphasize teamwork







Baylake Corp. Board of Directors

Back Row: Joseph Morgan, Paul Jay Sturm, Dee Geurts-Bengtson, Robert Agnew, Roger Ferris, Thomas Herlache, Robert Cera. Front Row: John Bunda, George Delveaux Jr., William Parsons, Richard Braun.



Our mission is to deliver high quality, value added products and services to an expanding customer base and to retain and establish profitable customer relationships. Our passion for providing top quality tailored financial solutions and service excellence is second to none. We will be viewed by the communities we serve as a great place to work and as a good corporate citizen. The result must be superior shareholder value.

BAYLAKE CORP.
BAYLAKE BANK

Board of Directors

Robert Agnew
President & Chief Executive Officer,
Peterson Industries, LLC.

Richard A. Braun
Vice Chairman of the Board, Baylake Corp.

John W. Bunda
Retired Retailer

Robert J. Cera
President of Baylake Corp.

George Delveaux Jr.
Retired Farmer

Roger G. Ferris
Managing Director, AON Risk Services of Wisconsin

Dee Geurts-Bengtson
Director, St. Norbert Fund-St. Norbert College

T.L. Herlache
Chairman of the Board and CEO of Baylake Corp.

Joseph J. Morgan
President, Mary Morgan, Inc.-A Gannett Company

William Parsons
President, Palmer Johnson Enterprises

Paul Jay Sturm
Attorney at Law, Omholt & Forsythe, S.C.

BAYLAKE BANK

Regional Boards *As of 4-2-07*

BAY AREA Regional Board

Charles E. Burnham
Market President - Bay Region

Robert J. Cera
President & COO

Roger G. Ferris
Managing Director, AON Risk Services of Wisconsin

Kevin Flatley
Owner, James St. Inn and Howard Johnson

Dee Geurts-Bengtson
Director, St. Norbert Fund-St. Norbert College

John B. Gilman
Businessman

Paul Greene
Retired Businessman

T.L. Herlache
Chairman of the Board and CEO of Baylake Corp.

Michelle A. Knaus
Director of Retail, Baylake Bank

Joseph J. Morgan
President, Mary Morgan, Inc.-A Gannett Company; Regional Board Chairman

Michael Troyer
President-Strategic Management Associates and Inclusive Solutions; Associate Professor Emeritus, University of Wisconsin-Green Bay

Paul Jay Sturm
Attorney at Law, Omholt & Forsythe, S.C.; Regional Board Chairman

James Trantow
Owner & General Contractor, Mid-Wisconsin Homes, Inc.

Linda Wildish
Director of Retail, Baylake Bank

LAKESHORE Regional Board

Polly Alberts
Co-Owner, Alberts Plastering, Inc.

Christine Ashley
Co-Owner, C & C Supper Club; Regional Board Vice Chairman

Julie Blaha
Director of Retail, Baylake Bank

Richard A. Braun
Vice Chairman of the Board, Baylake Corp.; Regional Board Chairman

R. David Callsen
President, MSM LTD DBA Main Street Market

Robert J. Cera
President & COO

William Chaudoir
Executive Director, Door County Economic Development Corp.

Michael Gilson
Market President - Lakeshore Region

T.L. Herlache
Chairman of the Board and CEO of Baylake Corp.

Sandra Hurley
VP Pro Products, Inc; N.E.W. Industries, Inc. Co-Founder

Henry M. Isaksen
Architect/Planner

Julie Jennerjohn
Director of Retail, Baylake Bank

Frederick A. Kohnle
President, Tisch Mills Farm Center, Inc.

Ann C. Schmitz
Retired Director, Algoma Public Library

CENTRAL Regional Board

Robert J. Cera
President & COO

Kenneth Groholski
Former Mayor of Manawa; President, Eastling Insurance Agency Inc.

T.L. Herlache
Chairman of the Board and CEO of Baylake Corp.

Linda Kennedy
Market President - Central Region

James Klismet
Owner, Best Western Grand Seasons Hotel and Conference Center and Waupaca Mobil Travel Center

Richard Moriarty
Owner, R & M Motors

SELECTED FINANCIAL DATA

AVERAGE FOR THE YEAR (dollars in thousands)	2006	2005	2004	2003	2002	2001	Five Year *CGR
Loans, net of unearned income	**$818,086**	$789,316	$740,605	$695,669	$655,464	$607,097	6.15%
Investment securities	**194,374**	214,217	194,010	155,579	155,370	145,283	5.99%
Assets	**1,098,100**	1,085,204	1,008,534	916,140	873,074	808,436	6.32%
Deposits	**863,567**	838,296	791,045	747,955	692,099	614,032	7.06%
Borrowed funds	**142,770**	159,452	136,920	92,746	109,780	130,533	1.81%
Stockholders' equity	**79,091**	77,365	72,387	67,117	63,126	56,352	7.01%
FINANCIAL RATIOS							
Return on average equity	**9.33%**	11.51%	14.88%	11.86%	13.82%	13.37%	
Return on average assets	**0.67%**	0.82%	1.07%	0.87%	1.00%	0.93%	
Net interest margin (tax equivalent)	**3.44%**	3.60%	3.76%	3.56%	3.80%	3.79%	
Efficiency ratio**	**72.95%**	67.31%	59.97%	58.70%	56.65%	61.13%	
Net charge-offs to average loans	**0.29%**	0.52%	0.45%	0.70%	0.35%	0.31%	
Non-performing loans to total loans	**3.40%**	0.85%	0.78%	2.27%	3.24%	2.34%	
Average equity to average assets	**7.20%**	7.13%	7.18%	7.33%	7.23%	6.97%	
Period-end equity to period-end assets	**7.39%**	7.21%	7.27%	7.14%	7.23%	6.99%	
Dividend payout ratio	**67.67%**	52.99%	40.49%	50.22%	41.99%	44.62%	

*Compounded Growth Rate
**Efficiency ratio is non-interest expense divided by sum of taxable equivalent net interest income plus non-interest income



Baylake will be widely recognized as a unique values-based organization that puts doing the right things for customers, communities, and employees ahead of all else. It is our passionate belief that this commitment will earn the trust and loyalty of our customers, communities, and employees and will optimize long-term value for our shareholders.

Baylake will be the employer of choice for highly principled financial services professionals and the financial services provider of choice for those businesses, professionals and other individuals who desire a lasting relationship based on trust and mutual benefit.

The Baylake family will continue its tradition of networking proactively within its communities to make a meaningful contribution to improving the quality of life for all.

BAYLAKE BANK

Management Team *As of 4-2-07*

Susan F. Anschutz
Senior Vice President - Marketing

Charles E. Burnham
Market President-Bay Area Region

Robert J. Cera
President & COO

Marcia M. Cryderman
Senior Vice President-Bankwide Services

Michael J. Gilson
Market President-Lakeshore Region

Sharon A. Haines
Senior Vice President - Human Resources

Daniel M. Hanson
Senior Vice President - Operations/IT

John A. Hauser
Senior Vice President - Administration

T.L. Herlache
CEO

Linda R. Kennedy
Market President - Central Region

Kevin L. LaLuzerne
Senior Vice President - Accounting/Acting CFO

Daniel F. Maggle
Senior Vice President - Director of Risk Management and Special Projects Coordinator

David J. Miller
Senior Vice President-Chief Credit Officer

Robert W. Swank
Senior Vice President-Wealth Services

OFFICERS OF SUBSIDIARY

Baylake Bank *As of 4-2-07*

Jamie D. Alberts
VP, Commercial Loan Officer

Clifford M. Allen
AVP, Commercial Loan Officer

Stacey A. Argabright
HSA/IRA Manager

Dawn M. Augustson
AVP, eCommerce Director/Webmaster

Inge C. Bacon
AVP, Trust Officer

Daniel J. Baldwin
Financial Advisor

Lester F. Berns
VP, Commercial Loan Officer

Lydia S. Bessert
VP, Buildings & Facilities

Julie A. Blaha
VP, Director of Retail - Lakeshore Region

Scott A. Bortolini
AVP, Mortgage Loan Officer

Kenneth G. Brown
AVP, Ag./Commercial Loan Officer

Mary L. Brown
Assistant Trust Officer

Larry N. Brunette
AVP, Trust Officer

Judy Buchholz
AVP, Mortgage Loan Officer

Nancy K. Byczek
Private Banker

John C. Cumicek
VP, Commercial Loan Officer

Sherri A. Denil
Anti-Money Laundering/Bank Secrecy Act Officer

Judith D. Deschler
Mortgage Loan Officer

John M. DeVos
AVP, Commercial Loan Officer

Nancy A. Ditewig
AVP

Park M. Drescher
AVP, Trust Officer

David J. Englebert
AVP, Commercial Loan Officer

Christie L. Felhofer
Retail Division Specialist

Scott M. Fortune
VP, Commercial Loan Officer

Ryan M. Freitag
Financial Advisor

Leslie S. Gast
AVP, Commercial Loan Officer

Kenneth B. Glasheen
VP, Commercial Loan Officer

Brian R. Hartl
Financial Advisor

Brenda M. Hawkey
AVP, Accounting Supervisor

Judith A. Heidner
VP, Compliance Officer

Kim A. Hess
AVP, Mortgage Loan Officer

Erica K. Hickey
Marketing Officer

Mark D. Hoefs
VP, Commercial Loan Officer

Julie R. Jennerjohn
VP, Director of Retail - Lakeshore Region

Janet J. Johnson
AVP, Mortgage Loan Officer

Stephen A. Kase
General Counsel

Michelle A. Knaus
VP, Director of Retail - Bay Region

Andrew B. Lamack
AVP, Mortgage Loan Officer

Pamela J. Lent
Financial Advisor

Travis J. LeRoy
Commercial Loan Officer

Susan M. Lohrey
Compliance Officer

Dana R. Malcore
AVP, Mortgage Loan Officer

Barbara M. Malzahn
AVP

Jeremy L. Maricque
Loan Portfolio Manager

Dennis D. McIntosh
Security Officer

Jeffrey D. Miller
VP, Commercial Loan Officer

John C. Moeller
AVP, Mortgage Loan Officer

Denee L. Mott
VP, Cash Management Officer

Cheryl A. Parker
AVP, Mortgage Underwriter & Processing Supervisor

Donna Nett Pomrening
Training & Staff Development Manager

Nancy A. Potier
AVP

Janet S. Proctor
Mortgage Loan Officer

Jodie A. Schartner
AVP, Loan Operations Manager

Vicki L. Shefchik
AVP, Mortgage Loan Officer

James J. Smidel
AVP, Mortgage Loan Officer

Lindsay L. Tafelski
VP, Mortgage Loan/Business Development Officer

Kimberly J. Tess
Controller

Suzanne S. Udoni
Financial Advisor

James L. Whitman
AVP, Operations Officer

Continued next page

Jill M. Whitman
Trust Officer

Paul C. Wickmann
Financial Advisor

Linda J. Wildish
VP, Director of Retail-
Central Region

Evelyn H. Wilke
AVP

Thomas J. Zellner
VP, Mortgage Loan Manager

FINANCIAL CENTER
Managers

Kay A. Anderson
Waupaca Financial Center Manager

Mary Kay Capelle
Ledgeview Financial Center Manager

Mary G. DeChamps
Bay Settlement Financial Center Manager

Dawn M. Esterling
Howard and Suamico Financial Center Manager

Barry J. Frystak
Sister Bay Financial Center Manager

Jennifer K. Gitzel
Berlin Financial Center Manager

Jean M. Haines
Sturgeon Bay West Side
Financial Center Manager

Angela M. Hanson
Manawa Financial Center Manager

Pamela J. Hanson
West De Pere Financial Center Manager

Gail M. Ihlenfeldt
Kewaunee Center Street
Financial Center Manager

Sharon A. Klysen
I-43 Financial Center Manager

Maria A. Konkel
Ashwaubenon Financial Center Manager

Mary Ellen Larsen
Fish Creek Financial Center Manager

Rebecca A. Massart
Luxemburg Financial Center Manager

Gina L. Mayberry
Sturgeon Bay Financial Center Manager

Patrick John McNamara
Brussels Financial Center Manager

Debra J. Merkle
Egg Harbor Financial Center Manager

Lisa J. Porrey
King Financial Center Manager

Lisa A. Rickert
Seymour Financial Center Manager

Julie A. Siegmund
Tisch Mills Financial Center Manager

Diane M. Sindelar
Fremont Financial Center Manager

Jeri L. Starich
Baylake Bank City Center Manager

Pamela A. Strey
Poy Sippi Financial Center Manager

Sharon D. Stuebs
Kewaunee Financial Center Manager

Ruth A. Telfer
Ellison Bay Financial Center Manager

Paula J. Wiese
Algoma Financial Center Manager

Jeanette N. Young
Washington Island Financial Center Manager


Washington Island
Ellison Bay
Sister Bay
Fish Creek
Egg Harbor
Sturgeon Bay
West Side
Brussels
Algoma
Bay Settlement
Luxemburg
Howard
Seymour
Ashwaubenon
I-43
City Center
West De Pere
Kewaunee & Center Street
Ledgeview
Tisch Mills
Manawa
Waupaca
King
Fremont
Poy Sippi
Berlin
FOREST
MARINETTE
PORTAGE
WINNEBAGO
CALUMET
FOND DU LAC
SHEBOYGAN

Baylake Corp.

Annual Shareholders' Meeting:

June 5, 2007
Stone Harbor Resort
107 N. 1st Avenue
Sturgeon Bay, WI 54235

TRANSFER AGENT
Baylake Bank
217 N. Fourth Avenue
P.O. Box 9
Sturgeon Bay, WI 54235-0009
(920) 743-5551

CORPORATE HEADQUARTERS
Baylake Corp.
217 N. Fourth Avenue
P.O. Box 9
Sturgeon Bay, WI 54235-0009
(920) 743-5551

1-800-267-3610
www.baylake.com



Baylake Corp.

217 N. Fourth Avenue | P.O. Box 9 | Sturgeon Bay, WI 54235
(920) 743-5551 | 1-800-267-3610 | www.baylake.com

Baylake Corp.

May 10, 2007

Dear Baylake Shareholder:

You are invited to attend the Annual Meeting of Shareholders of Baylake Corp., scheduled to be held at 7:00 p.m. on Tuesday, June 5, 2007, at the Stone Harbor Resort & Conference Center, 107 North First Avenue, Sturgeon Bay, Wisconsin.

The matters expected to be acted upon at the meeting are described in detail in the Notice of Annual Meeting and Proxy Statement, which are enclosed. These matters include the election of ten (10) directors and the approval of amendments to Baylake's Articles of Incorporation to authorize a classified Board of Directors and to authorize the directors to determine the size of the Board. In addition, we will take up consideration of any other matters which may properly come before the meeting.

Please complete and return the accompanying proxy card promptly in the enclosed envelope to assure that your shares are represented in voting on these very important matters, whether or not you plan to attend the annual meeting. Instructions about your proxy are included with the proxy card. If you do attend the meeting, you may still vote your shares in person at the annual meeting by revoking your proxy when you arrive, even if you have already submitted your proxy to us as requested in the enclosed information.

If you have any questions or require assistance, please contact John A. Hauser, Senior Vice President, at Baylake Bank at either (920) 743-5551 or (800) 267-3610.

Sincerely,

Thomas L. Herlache
Chairman and Chief Executive Officer

BAYLAKE CORP.
217 North Fourth Avenue
Sturgeon Bay, Wisconsin 54235

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON JUNE 5, 2007

May 10, 2007

To Shareholders of Baylake Corp.

NOTICE IS HEREBY GIVEN that the annual meeting of the shareholders of Baylake Corp. ("Baylake"), a Wisconsin corporation and registered bank holding company, will be held at Stone Harbor Resort & Conference Center, 107 North First Avenue, Sturgeon Bay, Wisconsin on Tuesday, June 5, 2007, at 7:00 p.m., for the purpose of considering and voting upon the following matters:

1. The election of ten (10) directors to serve on Baylake's Board of Directors;

2. The approval of amendments to Baylake's Articles of Incorporation to authorize a classified Board of Directors and to authorize the directors to determine the size of the Board; and

3. Such other business relating to the foregoing as may properly be brought before the meeting or any adjournment thereof.

The Baylake Board of Directors has fixed the close of business on March 30, 2007 as the record date for the determination of shareholders entitled to receive notice of and to vote at the annual meeting, and only holders of record of common stock at the close of business on such date will be entitled to notice of and to vote at such meeting and all adjournments thereof.

WE URGE YOU TO MARK, SIGN, DATE AND RETURN THE ENCLOSED PROXY PROMPTLY IN THE ENCLOSED ENVELOPE SO THAT YOUR SHARES CAN BE VOTED IN ACCORDANCE WITH YOUR WISHES. RETURN THE ENCLOSED PROXY PROMPTLY REGARDLESS OF THE NUMBER OF SHARES YOU HOLD. IF FOR ANY REASON YOU SHOULD DESIRE TO REVOKE YOUR PROXY, YOU MAY DO SO AT ANY TIME BEFORE IT IS VOTED.

By order of the Board of Directors

Daniel F. Maggle
Secretary

May 10, 2007

PROXY STATEMENT
for
ANNUAL MEETING OF SHAREHOLDERS
of
BAYLAKE CORP.

To Be Held on June 5, 2007

General

This proxy statement is furnished to the shareholders of Baylake Corp. ("Baylake") in connection with the solicitation of proxies on behalf of Baylake's Board of Directors to be voted at the Annual Meeting of Shareholders to be held at 7:00 p.m., on Tuesday, June 5, 2007 at the Stone Harbor Resort & Conference Center, 107 North First Avenue, Sturgeon Bay, Wisconsin, and at any adjournment or postponement thereof. Proxies are solicited to give all shareholders of record at the close of business on March 30, 2007, an opportunity to vote on matters that come before the annual meeting. This proxy statement and enclosed proxy card are first being mailed to shareholders on or about May 10, 2007.

At the annual meeting, Baylake shareholders will be asked to elect ten (10) directors to serve on Baylake's Board of Directors and to approve an amendment to Baylake's Articles of Incorporation to authorize a classified Board of Directors and to authorize the directors to determine the size of the Board. These matters are described in detail herein. Baylake does not know of any other matters, other than as described in the Notice of Annual Meeting and this proxy statement, that are to come before the annual meeting.

Quorum

The presence, in person or by proxy, of the holders of a majority of the outstanding shares of Baylake's common stock entitled to vote shall constitute a quorum for all matters to be considered at the annual meeting. Abstentions and withholding of votes as to any proposal will not be counted as votes cast in favor of or against the proposal. In addition, shares held in street name which have been designated by brokers on proxy cards as not voted as to any proposal (so-called broker non-votes) will not be counted as votes cast with respect to the proposal. Proxies marked as abstentions, withhold or as broker non-votes, however, will be treated as shares present for purposes of determining the presence or absence of a quorum. The Inspector of Election appointed by the Board of Directors will determine the shares represented at the annual meeting and the validity of proxies and ballots, and will count all votes and ballots.

Voting

Baylake's common stock is the only class of voting security of Baylake. As of March 30, 2007, the record date for the annual meeting, 7,836,017 shares of common stock were issued and outstanding. Each share of common stock outstanding on the record date is entitled to one vote with respect to each matter properly brought before the annual meeting.

The voting requirements and procedures described below are based upon the provisions of the Wisconsin Business Corporation Law, Baylake's charter documents and other requirements applicable to the matters to be voted upon at the annual meeting. All shares of Baylake's common stock represented at the annual meeting by properly executed proxies received prior to or at the annual meeting, and not revoked in the manner described below, will be voted in accordance with the instructions made on the proxy card. If no instructions are indicated, properly executed proxies will be voted ***FOR*** the election of the ten director nominees named herein and ***FOR*** the amendment of Baylake's Articles of Incorporation. If any of the nominees would decline or be unable to act, which management does not anticipate, proxies will be voted with discretionary authority for a substitute nominee selected by the Board of Directors. In addition, if any other matters are properly presented at the annual meeting for action, the persons named in the enclosed proxy card will have the discretion to vote on such matters in accordance with their best judgment.

Directors will be elected by a plurality of the votes of the shares of common stock present in person or represented by proxy at the annual meeting. The ten nominees receiving the most votes will be elected as directors of Baylake to serve terms as described below under "Proposal 1 – Election of Directors." Only shares that are voted in favor of a particular nominee, including those voted for "all" nominees, will be counted toward that nominee's achievement of a plurality. Shares present at the annual meeting that are not voted for a particular nominee or shares present by proxy as to which the shareholder properly withheld authority to vote for the nominee (including broker non-votes) will not be counted toward the nominee's achievement of a plurality. The proposal to amend Baylake's Articles of Incorporation will be approved if the votes cast for the proposal exceed the votes cast against, assuming that a quorum is present at the meeting. Abstentions and broker non-votes with respect to this proposal will be counted as present for the purposes of determining a quorum, but the abstentions and broker non-votes will have no effect on the outcome on the voting for the proposal.

Revocability of Proxies and Proxy Information

Any shareholder submitting a proxy has the right to revoke the proxy at any time before it is voted at the annual meeting by (i) giving written notice of revocation (bearing a date later than the proxy) to the Secretary of Baylake, (ii) giving oral notice to the presiding officer during the annual meeting that the shareholder intends to vote in person, or (iii) submitting a later dated proxy. Attendance by a shareholder at the annual meeting will not in and of itself constitute revocation of a proxy. Any written notice revoking a proxy should be delivered to Daniel F. Maggle, Secretary, Baylake Corp., 217 North Fourth Avenue, P.O. Box 9, Sturgeon Bay, Wisconsin 54235.

The expense of preparing, printing and mailing this proxy statement and the solicitation of proxies at the annual meeting will be borne by Baylake. Baylake expects to solicit proxies primarily by mail. Proxies may also be solicited personally and by telephone, facsimile transmission and e-mail by certain officers and regular employees of Baylake, but they will receive no compensation for such services other than their regular compensation. Baylake also reserves the right to retain a proxy solicitor to solicit proxies, in which case Baylake will pay the solicitor's fees and expenses. Baylake will reimburse brokers and others who are record holders of common stock for the reasonable expenses incurred in obtaining voting instructions from beneficial owners of such shares.

MATTERS TO BE CONSIDERED AT THE ANNUAL MEETING

PROPOSAL 1

ELECTION OF DIRECTORS

Baylake's Articles of Incorporation, as amended, do not authorize a classified Board of Directors. Baylake's Bylaws currently provide that the Board may consist of not less than five (5) or more than seventeen (17) directors as shall be determined from year to year by the shareholders. The Board of Directors currently consists of eleven (11) directors. The Board of Directors has nominated ten (10) individuals named below for election as directors. All of the nominees are currently directors of Baylake. The Board of Directors Corporate Governance Guidelines provide that, after attaining the age of seventy-two (72), a director will not stand for re-election to the Board at subsequent meetings of the shareholders. John W. Bunda, a director since 1977, is over the age of seventy-two (72) and is not standing for re-election to the Board of Directors. Baylake thanks Mr. Bunda for his very valuable service to the Company.

If the proposal to amend Baylake's Articles of Incorporation described under "Proposal 2 – Amendment of Articles of Incorporation," is approved by Baylake's shareholders, the individuals elected will serve in the classes and for the terms set forth below and, with respect to each director, until his or her successor is elected and qualified. If the proposed amendment to Baylake's Articles of Incorporation is not approved, the size of the Board will be set at ten (10) directors and the individuals elected will serve until the next annual meeting of shareholders and until their respective successors are elected and qualified.

There are no arrangements or understandings between any director or nominee and any other person pursuant to which such director or nominee was selected, and no director, nominee or executive officer is related to any other director nominee or executive officer by blood, marriage or adoption.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE FOR THE ELECTION OF THE NOMINEES TO SERVE AS DIRECTORS

Unless otherwise directed, proxies will be voted ***FOR*** the election of each of the ten (10) director nominees. If any of the nominees would decline or be unable to act, which management does not anticipate, proxies will be voted with discretionary authority for a substitute nominee to be designated by the Board of Directors.

Following is information regarding the nominees, as furnished by them. Except as otherwise indicated, each of the directors has been employed in such director's current occupation for at least five years. All of the directors of Baylake also serve as directors of Baylake Bank, Baylake's principal operating subsidiary.

Name	Age	Business Experience During Last Five Years	Director Since
		Class I Nominees (Terms expire in 2008)	
Robert W. Agnew	65	President and CEO, Peterson Industries, LLC	2001
George Delveaux, Jr.	64	Retired Dairy Farmer.	1981
Dee Geurts-Bengtson	54	Director of the St. Norbert Fund since 2006; previously, Executive of Special Events, Green Bay Packers.	2003
Joseph J. Morgan	64	President of Mary Morgan Printing and Mailing, a Coakley Tec Company since 2006; previously, President of Mary Morgan Printing and Mailing, a Gannett Company.	1995
		Class II Nominees (Terms expire in 2009)	
Richard A. Braun	64	Vice Chairman of Baylake; Retired Executive Vice President of Baylake	1994
Robert J. Cera	45	President of Baylake; President and Chief Operating Officer of Baylake Bank since 2006. Previously, President of the Chicago Region of Associated Bank following the acquisition of State Financial Services Corporation by Associated in 2005. Prior to that, Mr. Cera served as President, Chief Operating Officer and director of State Financial Bank	2006
William C. Parsons	70	President of Palmer Johnson Enterprises (heavy equipment transmission distributor).	1979
		Class III Nominees (Terms expire in 2010)	
Roger G. Ferris	64	Consultant for Aon Risk Services of Wisconsin (insurance brokerage operation) since 2007; previously, President of Aon Risk Services of Wisconsin.	1998
Thomas L. Herlache	64	Chief Executive Officer and Chairman of Baylake; Chief Executive Officer, Chairman and Trust Officer of Baylake Bank; Director of Federal Home Loan Bank of Chicago.	1977
Paul J. Sturm	55	Attorney associated with Omholt & Forsythe, S.C. (attorney at law)	1998

Directors' Fees and Benefits

Directors of Baylake or Baylake Bank, with the exception of Mr. Cera, receive $600 for each general Board meeting attended plus an $800 monthly retainer. In addition, members of the Director Loan Committee receive $400 for each committee meeting attended, and members of the remaining committees receive $300 for each committee meeting attended.

Baylake also has deferred compensation agreements with certain of its directors, including John W. Bunda, George Delveaux, Jr. and William Parsons. Under these agreements, participating directors may elect to defer a portion of their annual directors' fees until retirement, termination, death or disability, at which time the deferred amount, including any income or gains thereon, are payable in a lump sum or in annual installments. At death, all sums held in the account of a participating director are payable to designated beneficiaries. Although Baylake maintains policies of insurance to support payments under these agreements, participating directors have no interest in such policies or any benefits accruing under such policies.

The following table sets forth information regarding the fees paid and options awarded to Baylake's non-employee directors during 2006.

Name	Fees Earned or Paid in Cash ($)	All Other Compensation ($)[1]	Total ($)
Robert W. Agnew	$43,200	--	$43,200
Richard A. Braun	54,350	--	54,350
John W. Bunda	23,200[2]	--	23,200
George Delveaux, Jr.	21,700[2]	$176	21,876
Roger G. Ferris	40,250	400	40,650
Dee Geurts-Bengtson	26,400	--	26,400
Joseph J. Morgan	26,550	--	26,550
William C. Parsons	26,200[3]	229	26,429
Paul Jay Sturm	44,350	--	44,350

[1] Consists of a 10% match as per the Baylake Corp. Stock Purchase Plan effective February 1, 1999 and amended June 5, 2006.
[2] Includes $2,400 of fees deferred under a Deferred Compensation Plan for Directors, dated December 19, 1995.
[3] Includes $3,000 of fees deferred under a Deferred Compensation Plan for Directors, dated December 19, 1995.

CORPORATE GOVERNANCE MATTERS

Independence and Meetings

The Board of Directors has affirmatively determined that all of Baylake's directors (other than Mr. Cera, Mr. Herlache and Mr. Braun) are qualified as "independent" as described under NASDAQ Rule 4200. Mr. Cera is not independent due to his employment as President of Baylake and President and Chief Operating Officer of Baylake Bank. Mr. Herlache is not independent due to his employment as Chief Executive Officer and Chairman of Baylake and Chief Executive Officer, Chairman and Trust Officer of Baylake Bank. Mr. Braun is not independent due to his employment as Executive Vice President of Baylake until June 7, 2004.

The Board of Directors held 14 meetings during 2006. Each member of the Board of Directors attended at least 75% of the aggregate of meetings of the Board of Directors and of all committees on which such directors served during 2006. It is Baylake's preference that its directors should attend the Annual Meeting of Shareholders if possible. All of the directors attended the 2006 Annual Meeting of Shareholders.

Director Nomination Procedures

The Baylake Board of Directors Nominating Committee will consider nominations for director submitted by shareholders. Baylake's Bylaws require that notice of shareholder nominations for directors must be made by notice in writing, delivered or mailed by first class United States mail, postage prepaid, to the Secretary of Baylake not less than fourteen (14) days nor more than seventy (70) days prior to the annual meeting in order to be considered. Each notice of nomination must contain the name and address, the principal occupation or employment and number of shares of Baylake common stock beneficially owned by each nominee. The Nominating Committee shall determine whether any nomination was not made in accordance with the Bylaws and, if so determined, shall notify the Chairman of Baylake's Board of Directors of this fact and the defective nomination will be disregarded.

If any shareholder wishes to recommend a potential nominee for consideration by the Board, that nominee's name and related information should be sent to the Board in care of the Corporate Secretary, Baylake Corp., P.O. Box 9, Sturgeon Bay, Wisconsin 54235. While the Board does not have any formal procedures for consideration of such recommendations (or any other recommendations), it would intend to consider any such informal recommendations made by shareholders as part of the nomination process, along with any other recommendations received as part of the normal nomination process.

Board Committees

Members of Baylake's Board of Directors have been appointed to serve on various committees. The Boards of Directors of Baylake and Baylake Bank currently have six standing committees: (1) the Executive Committee; (2) the Director Loan Committee; (3) the Audit, Legal and Compliance Committee; (4) the Personnel and Compensation Committee; (5) the Asset Management Committee; and (6) the Nominating Committee.

Executive Committee. The Executive Committee reviews the financial, administrative and regulatory activities of Baylake and Baylake Bank. This committee is authorized by the Board of Directors to act on its behalf on any matter permitted by law. This committee generally meets on a regular basis throughout the year and held nine meetings during 2006. The current members of the Executive Committee are Messrs. Agnew, Braun, Cera, Ferris, Herlache and Parsons. Mr. Herlache currently serves as the Chairman of this Committee.

Director Loan Committee. The Director Loan Committee reviews certain loan transactions of Baylake Bank. This committee met on a weekly basis and held 46 meetings during 2006. They plan to meet on a bi-weekly basis in 2007. The current members of the Director Loan Committee are Messrs. Agnew, Braun, Cera, Ferris, Herlache and Sturm. Mr. Braun currently serves as the Chairman of the Committee.

Audit, Legal and Compliance Committee. The Audit, Legal and Compliance Committee reviews the financial and legal matters of Baylake. The Committee is responsible for supervising Baylake's accounting, reporting and financial control practices. Generally, this Committee reviews the quality and integrity of Baylake's financial information and reporting functions, the adequacy and effectiveness of Baylake's system of internal accounting and financial controls, and the independent audit process, and annually reviews the qualifications of the independent public accountants. The independent public accountants are responsible for auditing Baylake's financial statements and expressing an opinion as to their conformity with generally accepted accounting principles. The current members of the Audit, Legal and Compliance Committee are Messrs. Agnew, Bunda, Braun, and Parsons. In addition to being "independent" directors as described under NASDAQ Rule 4200, as currently in effect, all members of the Audit, Legal and Compliance Committee satisfy the heightened independence standards under the Securities and Exchange Commission ("SEC") rules, as currently in effect, except for Mr. Braun. Mr. Braun is not "independent" as described under NASDAQ Rule 4200, as currently in effect, because he served as an executive officer of Baylake within the past three years. The Board of Directors has determined that Mr. Parsons is an "audit committee financial expert" as that term is defined in SEC rules. This committee held 15 meetings during 2006. Mr. Parsons serves as Chairman of the Committee.

Personnel and Compensation Committee. The Personnel and Compensation Committee reviews the personnel policies and annual compensation levels of Baylake. The Personnel and Compensation Committee also advises and assists management in formulating policies regarding compensation and in preparing its Compensation Discussion and Analysis included elsewhere in this Proxy Statement, and submits its Compensation Committee Report, which is also included herein. This committee held three meetings during 2006. The Committee is currently comprised of three "independent" directors as described under NASDAQ Rule 4200 (Messrs. Morgan, Parsons and Sturm), as well as Mr. Herlache (Chief Executive Officer and Chairman of Baylake and Baylake Bank, and Trust Officer of Baylake Bank), Mr. Braun (Vice Chairman of Baylake and former Executive Vice President of Baylake) and Mr. Cera (President of Baylake and President and Chief Operating Officer of Baylake Bank). In addition, although not a member of the Board of Directors, Ms. Sharon Haines (Director of Human Resources of Baylake) meets regularly with the Committee. Mr. Parsons currently serves as Chairman of the Committee.

Asset Management Committee. The Asset Management Committee reviews the function and administration of the trust and financial services departments of Baylake Bank and Baylake's non-bank subsidiaries. This committee meets on a monthly basis and held 12 meetings during 2006. The current members of this Committee are Messrs. Delveaux, Morgan and Sturm, and Ms. Geurts-Bengtson. Mr. Sturm currently serves as the Chairman of the Committee.

Nominating Committee. The Nominating Committee meets to review candidates for membership on the Corporate Boards of Directors and recommends individuals for nomination to the Boards. The Nominating Committee also prepares and periodically reviews with the entire Boards of Directors a list of general criteria for Board nominees. It is also the responsibility of this committee to recommend a successor to the Chief Executive Officer when that position becomes or is planned to become vacant. The Nominating Committee held 11 meetings during 2006. The current members of the Nominating Committee are Messrs. Agnew, Braun, Ferris, Parsons, Herlache and Cera, each of whom, except Messrs. Braun, Herlache and Cera, are qualified as "independent" as described under the NASDAQ Rule 4200. Mr. Agnew currently serves as the Chairman of the Nominating Committee.

Compensation Committee Interlocks and Insider Participation

No member of the Personnel and Compensation Committee has ever been an officer or employee of Baylake or any of its subsidiaries, with the exception of Mr. Herlache, who serves as Baylake's and Baylake Bank's Chairman and Chief Executive Officer, Mr. Cera, who serves as Baylake's President and Baylake Bank's President and Chief Operating Officer, and Mr. Braun, who is a former Executive Vice President of Baylake.

Availability of Certain Corporate Governance Documents

Baylake has available on its website at *www.baylake.com* its Code of Ethics. Changes to the Code of Ethics and any written waivers from the Code of Ethics that may be granted to any director or executive officer will also be posted on that website. Copies of the charters for each of Baylake's Board committees are also available on Baylake's website.

Communications With Board of Directors

Although Baylake has not to date developed formal processes by which shareholders may communicate directly to directors, it believes that the informal process in which any communication sent to the Board in care of the Chief Financial Officer or the Corporate Secretary is forwarded to the Board, has served the Board's and its shareholders' needs. The Corporate Governance Committee considers whether changes to this procedure are appropriate. However, unless and until a new means of communication is promulgated, communications to the Board should be sent in care of Daniel F. Maggle, Secretary of Baylake, P.O. Box 9, Sturgeon Bay, Wisconsin 54235. Mr. Maggle will pass along all such communications (except for complaints of a personal nature that are not relevant to Baylake or Baylake Bank as a whole).

EXECUTIVE OFFICERS

All executive officers are elected annually by the Board of Directors and serve until their successors are elected and qualified. As of the date hereof, no executive officer set forth below is related to any director or other executive officer of Baylake or Baylake Bank by blood, marriage or adoption, and there are no arrangements or understandings between a director of Baylake and any other person pursuant to which such person was elected an executive officer. Set forth below is information as of March 30, 2007 with respect to the principal occupations during the last five years for the executive officers of Baylake and Baylake Bank who do not serve as directors of Baylake.

NAME	AGE	POSITION
Susan F. Anschutz	43	Senior Vice President of Baylake Bank. Ms. Anschutz joined Baylake Bank in 1992.
Charles E. Burnham	48	Market President – Bay Area Region since March 2006; Vice President with Johnson Bank prior to March 2006.
Marcia M. Cryderman	54	Senior Vice President – Bank-wide Services. Ms. Cryderman joined Baylake Bank in 1995.
Michael J. Gilson	59	Market President – Lakeshore Region of Baylake Bank since 2007. Prior to his current position Mr. Gilson was Executive Vice President – Business Services/Lending Division of Baylake Bank. Mr. Gilson joined Baylake Bank in 1971.
Sharon A. Haines	59	Senior Vice President of Human Resources of Baylake Bank. Ms. Haines joined Baylake Bank in 1989.
Daniel M. Hanson	50	Senior Vice President – Operations Division. Mr. Hanson joined Baylake Bank in 1980.
John A. Hauser	48	Vice President of Baylake since 2007 and Senior Vice President – Administration and Chief Investment Officer of Baylake Bank since 1992. Mr. Hauser joined Baylake Bank in 1984.
Linda R. Kennedy	51	Market President – Central Region of Baylake Bank since 2006. Ms. Kennedy joined Baylake Bank in 2006. Prior to her current position, Ms. Kennedy was Senior Vice President, Chase.
Kevin L. LaLuzerne	45	Treasurer of Baylake since 2007 and Senior Vice President – Finance of Baylake Bank since April 2006 and Acting Chief Financial Officer of Baylake since December 2006. Prior to his current position, Mr. LaLuzerne held various positions with Baylake Bank since he joined the bank in 1980.
Daniel F. Maggle	52	Secretary of Baylake and Senior Vice President – Risk Management of Baylake Bank since 1992. Mr. Maggle joined Baylake Bank in 1972.
David J. Miller	43	Chief Credit Officer of Baylake Bank since 2007. Prior to 2007, Mr. Miller was Vice President – Agricultural/Commercial Loan officer. Mr. Miller joined the Bank in 1987.

Robert W. Swank	51	Senior Vice President – Wealth Services of Baylake Bank since 2003. Prior to 2003, Mr. Swank was the South Central Regional Trust President for Marshall & Ilsley Trust Company.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of March 30, 2007, the number of shares of common stock beneficially owned by (i) each director, nominee for director and named executive officer of Baylake, (ii) all directors and named executive officers of Baylake as a group, and (iii) each person known to Baylake to be the beneficial owner of more than 5% of common stock. Except as otherwise indicated and as set forth in footnote 1 below, persons listed have sole voting and investment power over shares beneficially owned.

Name of Beneficial Owner [(1)]	Shares	Percent of Class
Directors		
Thomas L. Herlache	139,563 [(2)]	1.8%
Robert W. Agnew	10,747	*
Dee Geurts-Bengtson	700	*
Richard A. Braun	100,000 [(3)]	1.3%
John W. Bunda	3,063 [(4)]	*
Robert J. Cera	4,000	*
George Delveaux, Jr.	2,780	*
Roger G. Ferris	10,209	*
Joseph J. Morgan	20,390 [(5)]	*
William C. Parsons	137,008 [(6)]	1.8%
Paul Jay Sturm	52,220 [(7)]	*
Non-director Named Executive Officers		
Michael J. Gilson	73,088 [(8)]	*
Sharon A. Haines	39,999 [(9)]	*
Steven D. Jennerjohn	10,676[(10)]	*
Kevin L. LaLuzerne	1,015	*
Paul C. Wickmann	45,104 [(11)]	*
All directors and named executive officers as a group (16 persons)	650,562 [(12)]	8.3%
Ellsworth L. Peterson 55 Utopia Circle Sturgeon Bay, WI 54235	431,700	5.5%

* Less than one percent.

(1) For all listed persons, the number includes shares held by, jointly with, or in trust for the benefit of, spouse and dependent children. Shares are reported in such cases on the presumption that the individual may share voting and/or investment power because of the family relationship.

(2) Includes beneficial ownership of 27,497 shares that may be acquired upon the exercise of stock options (of which 21,497 are in the money) exercisable currently or within 60 days of March 30, 2007.

(3) Includes beneficial ownership of 5,000 shares that may be acquired upon the exercise of stock options (all of which are in the money) exercisable currently or within 60 days of March 30, 2007.

(4) Includes 399 shares owned by grandchildren of Mr. Bunda in an account for which Mr. Bunda serves as custodian.

(5) Includes 5,810 shares owned by Mr. Morgan's mother for whom Mr. Morgan serves as agent.

(6) Includes 45,186 shares held in a trust of which Mr. Parsons' wife is a beneficiary and for which Mr. Parsons serves as trustee.

(7) Includes 12,810 shares owned by adult children of Mr. Sturm for whom he serves as agent under a power of attorney.

(8) Includes beneficial ownership of 39,497 shares that may be acquired upon the exercise of stock options (of which 33,497 are in the money) exercisable currently or within 60 days of March 30, 2007.

(9) Includes beneficial ownership of 39,497 shares that may be acquired upon the exercise of stock options (of which 33,497 are in the money) exercisable currently or within 60 days of March 30, 2007.

(10) Includes 756 shares owned by a niece of Mr. Jennerjohn in an account for which Mr. Jennerjohn serves as custodian.

(11) Includes beneficial ownership of 39,497 shares that may be acquired upon the exercise of stock options (of which 33,497 are in the money) exercisable currently or within 60 days of March 30, 2007.

(12) Includes beneficial ownership of 150,988 shares that may be acquired upon the exercise of stock options (of which 126,988 are in the money) exercisable currently or within 60 days of March 30, 2007.

COMPENSATION COMMITTEE REPORT

The Personnel and Compensation Committee of the Board of Directors of Baylake oversees Baylake's compensation program on behalf of the Board. In fulfilling its oversight responsibilities, the Personnel and Compensation Committee reviewed and discussed with management the Compensation Discussion and Analysis set forth in this proxy statement.

In reliance on the review and discussion referred to above, the Personnel and Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in Baylake's Annual Report on Form 10-K for the fiscal year ended December 31, 2006 and Baylake's proxy statement in connection with Baylake's 2007 Annual Meeting of Shareholders, to be filed with the Securities and Exchange Commission.

This report is submitted on behalf of the current members of the Personnel and Compensation Committee:

Richard A. Braun
Robert J. Cera
Thomas L. Herlache
Joseph J. Morgan
William C. Parsons, Chairman
Paul J. Sturm

COMPENSATION DISCUSSION AND ANALYSIS

Compensation Philosophy, Objectives and Policies

The general compensation philosophy of Baylake is to offer employees fair and competitive compensation, based on each employee's individual contribution, experience and performance and on Baylake's overall growth and performance. Baylake's executive compensation policies are intended to attract and retain competent management with a balance of short-term and long-term consideration and to provide incentives to individuals based upon Baylake's growth and earnings and the attainment of certain goals. The Personnel and Compensation Committee and Baylake's Board of Directors believe that this policy is critical to the long-term success and competitiveness of Baylake.

Administration and Process

In making its executive compensation recommendations for 2006, the Committee considered various factors, including the following: (i) the financial performance of Baylake Bank as a whole on both a short-term and long-term basis (including net income, increase in deposits and loans, return on average shareholder equity, and return on average assets); (ii) with respect to each individual executive officer, the financial performance of that area of Baylake Bank, if any, for which such executive is responsible, including whether or not that area of the Bank achieved its goals for the year; (iii) the length of service of the executive and an evaluation of the executive's overall job performance; (iv) the compensation levels of executive officers in similar positions with similar companies; and (v) other information (such as cost of living increases) and subjective factors which the Committee deems appropriate for a particular executive. The Committee subjectively analyzes these factors, and certain factors may weigh more heavily than others with regard to any individual executive officer.

Elements of Officer Compensation

The compensation established by the Committee for Baylake's officers includes both objective and subjective elements and is comprised of two primary components: base salary and annual incentive compensation, each of which is described below.

Base Salary. The principal component of executive compensation is base salary. The Committee believes that base salary is most important in retaining highly qualified officers. Management reviews compensation surveys and projections collected by the Human Resources Department and seeks to recommend salaries within the 50th to 75th percentile of base salaries paid to individuals in comparable positions at other financial institutions similarly situated (i.e. financial institutions with $1 billion in assets and greater), although neither management nor the Human Resources Department performs any mathematical calculations or statistical analyses to arrive at any percentile comparison. Salary surveys include both informal surveys conducted by the Human Resources Department with the cooperation of nearby community financial institutions and businesses and more formal surveys conducted by independent sources such as the Bank Administration Institute, Watson Wyatt Data Services, Wisconsin Bankers Association, the SNL Financial Executive Compensation Review and America's Community Bankers. Salary projections are provided by sources such as Mercer Human Resources and Consulting, Hewitt Associates and World at Work.

In recommending base salary adjustments for 2006, the Committee (and the Board, as to the salary of Mr. Herlache) considered such factors as market comparability, individual specific performance and cost of living adjustments. Mr. Herlache reported to the Committee on each of these factors, including the individual specific performance of each of the executive officers. After taking into consideration each of these factors, the Board and Committee awarded salary increases for executive officers generally ranging from approximately 3% to approximately 8% for 2006. Certain executive officers, however, received base salary increases in excess of this range to bring their salaries up to market levels with respect to the positions they held and the duties they performed. The Board and the Committee (with Mr. Herlache recused) determined the salary increase for Mr. Herlache for 2006 based upon the same factors as those considered for the other executive officers. After review of those factors, the Board and Committee determined that a salary increase of 3% was appropriate for Mr. Herlache for 2006.

Using substantially the same methodology as for 2006, the Board and the Committee determined that, for 2007, base salary increases of between 0% and 5% were appropriate for its executive officers. Due to the fact that Baylake internally restructured its executive officer positions to implement a market-focused structure, certain executive officers were already receiving base salaries at their respective market values for their new positions and, as a result, did not receive any increase in their base salary for 2007. Because Mr. Herlache is expected to retire from his position as Chief Executive Officer on June 30, 2007, the Board and the Committee (with Mr. Herlache recused) considered Mr. Herlache's base salary in two parts: pre-June 30, 2007 and post-June 30, 2007. The Board and Committee determined that Mr. Herlache would continue to receive his 2006 annualized salary through June 30, 2007 (i.e. no increase from 2006 annualized base salary), based largely upon the fact that Mr. Cera had assumed some of the responsibilities previously performed by Mr. Herlache. Mr. Herlache will be retiring as an employee of

Baylake on June 30, 2007. Beginning July 1, 2007, the Board and Committee determined that Mr. Herlache would be paid $12,500 monthly, through June 30, 2009, for serving as the non-executive Chairman of the Board. The Board and Committee believe that this amount appropriately reflects the continued valued service he will provide to Baylake, including maintaining relationships with customers and community organizations. In addition, Mr. Herlache will continue to draw normal Board of Directors fees from Baylake in conjunction with his service on the Board.

Annual Incentive Compensation. Bonuses earned in 2006 and paid in 2007 for executive officers (excluding Messrs, Herlache and Cera) were determined subjectively by Messrs. Herlache and Cera based upon the achievement of individual goals. Such bonuses were generally paid at one of five levels, expressed as a percentage of the employees' base salary for 2006: 0%; 4%; 6%; 8% or 10%.

Mr. Cera's bonus earned in 2006 and paid in 2007 was determined in accordance with his negotiated employment agreement, which provided he would be eligible for a 2006 bonus of up to $33,000.

Mr. Herlache's bonus is determined separately by the Board of Directors (with Mr. Herlache recused) based upon a formula comprised of four separate components: a "base" component weighted at 30%, a "return on equity/growth" component weighted at 25%, a "liquidity/capital" component weighted at 20% and an "implementation" component weighted at 25%. The total bonus for which Mr. Herlache was eligible based upon 2006 performance was $136,628 which represents 30% of his base salary grossed up for such bonus (i.e. base salary divided by 70%). As part of Mr. Herlache's compensation, a bonus amounting to $85,391, or approximately 18.7% of his grossed-up base salary (or approximately 26.8% of his actual base salary) was paid in 2007 relating to 2006 performance, compared to a bonus of approximately 16.5% of his grossed up salary (or approximately 23.6%) of his base salary paid in 2006 for 2005 performance.

Long-term Incentive Compensation. In 1993, the Board of Directors and shareholders approved Baylake's 1993 Stock Option Plan (the "Option Plan"), which Option Plan had a ten-year life and expired on April 21, 2003. The Option Plan was established to provide a long-term incentive to Baylake's and Baylake Bank's executive officers and other key employees, as well as to increase the overall value of Baylake in future years. A further objective of the Option Plan was to motivate management by granting them options to purchase shares of Baylake Common and thus offering them a greater stake in Baylake's future. The Option Plan also enabled compensation without cash payments. As of December 31, 2006, options granted in prior years for 387,325 shares remained outstanding, of which 352,264 were vested.

To derive the estimated fair value of outstanding stock options for financial reporting purposes, Baylake applies the modified prospective transition method as outlined in Statement of Financial Accounting Standards No. 123(R).

Baylake elected not to adopt any new stock option plans upon the expiration of the Option Plan because it was the judgment of management that stock option plans had fallen out of favor with shareholders as a means to provide long-term incentive compensation. Because the Option Plan has expired and no new option plan has been adopted, no new option grants can be made. Baylake does not currently have any other long-term incentive compensation plans in place.

Other Benefits and Perquisites. Baylake provides its executive officers with certain limited executive benefits and perquisites, which it believes are appropriate in order to attract and retain the proper quality of talent for these positions and to recognize that similar executive benefits and perquisites are commonly offered by comparable financial institutions. While no formal perquisite program is currently in place at Baylake, for 2006, Baylake provided the following benefits and perquisites to its executive officers:

- reimbursement of country club dues;
- an automobile purchase reimbursement of up to $40,000 for Mr. Herlache and Mr. Cera;
- one additional week of vacation above and beyond the maximum allotment for other officers of Baylake Bank; and

- reimbursement of spousal travel expenses for the Chief Executive Officer when his spouse accompanies him on business-related travel.

Baylake believes that, for 2006, executive benefits and perquisites accounted for a nominal percentage of each executive's total compensation package and was not inconsistent, in the aggregate, with perquisites provided to executive officers of comparable competing financial institutions.

Impact of Accounting and Tax Treatments

Section 162(m) of the Internal Revenue Code (the "Code") prohibits publicly held companies, such as Baylake, from deducting compensation to any one named executive officer in excess of $1.0 million during the tax year, unless it is performance-based within the meaning of the statute. The Board of Directors does not believe that it is likely that any individual's compensation will exceed $1.0 million in any year, except as a result of the exercise of stock options. It is likely that none of the compensation of the named executive officers, including gains from the exercise of stock options, will qualify as performance-based compensation within the meaning of Section 162(m) of the Code. Therefore, taxable income for any person considered a named executive officer on the last day of the taxable year in excess of $1.0 million will not be deductible for federal income tax purposes by Baylake.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table shows cash and non-cash compensation for the year ended December 31, 2006, for the persons serving as Baylake's "principal executive officer" and "principal financial officer" during 2006 and for the next three most highly-compensated executive officers who were serving those capacities at December 31, 2006. In addition, Baylake has voluntarily elected to include Mr. Cera in the Summary Compensation Table below.

Name and Principal Position	Year	Salary ($)[1]	Bonus ($)[1]	Option Awards ($)[2]	All Other Compensation ($)[3]	Total ($)
Thomas L. Herlache, Chief Executive Officer and Chairman	2006	$318,800	$85,391	$4,592	$298,453	$707,236
Robert J. Cera, President and Chief Operating Officer[4]	2006	100,481	33,000	--	4,196	137,677
Steven D. Jennerjohn, Former Treasurer and Chief Financial Officer [5]	2006	138,000	5,520	4,592	10,716	158,828
Kevin L. LaLuzerne, Acting Chief Financial Officer	2006	131,346	8,400	--	17,218	156,964
Michael J. Gilson, Market President – Lakeshore Region	2006	148,530	5,941	4,592	129,109	288,172
Sharon A. Haines, Senior Vice President – Director of Human Resources	2006	106,850	8,548	4,592	93,390	213,380
Paul C. Wickmann, Executive Officer	2006	146,497	--	4,592	50,543	201,632

(1) For a discussion of the relationship between salary and bonus, please see "Compensation Discussion and Analysis-Base Salary" and "Compensation Discussion and Analysis-Annual Incentive Compensation."

(2) Represents the dollar amount of expense recognized for financial statement purposes with respect to 2006 attributable to stock options in accordance with SFAS 123R but with no discount for estimated forfeitures for service-based vesting conditions. For a discussion regarding the method of valuation of Baylake's option awards, please see Note 17 to Baylake's 2006 audited financial statements included in Baylake's Annual Report on Form 10-K.

(3) A detailed breakdown of "All Other Compensation" is provided in the table below.

(4) Mr. Cera joined Baylake on August 21, 2006.

(5) Mr. Jennerjohn's employment with Baylake terminated on December 18, 2006.

Details of Amounts Included in "All Other Compensation" Column of Summary Compensation Table

The table below provides the details of amounts included in the "All Other Compensation" column of the Summary Compensation Table for each named executive officer:

Name	Baylake Contribution to Officers' 401(k) Plan Accounts	Baylake Contribution to Officers' SERP and Deferred Compensation Plans	10% Employer Match to Stock Purchase Plan	Reimbursement of Business Use of Automobile	Bank Security Pay	Director Fees	Country Club Dues	Spousal Travel	Total
Thomas L. Herlache	$20,000	$213,143[1]	--	$20,882	$--	$38,100	$4,853	$1,475	$298,453
Robert J. Cera	--	--	--	4,196	--	--	--	--	4,196
Steven D. Jennerjohn	10,686	--	$30	--	--	--	--	--	10,716
Kevin L. LaLuzerne	13,154	--	266	--	3,798	--	--	-	17,218
Michael J. Gilson	14,682	113,952[2]	--	--		--	475	--	129,109
Sharon A. Haines	10,685	82,017[2]	60	--	--	--	628	--	93,390
Paul C. Wickmann	15,122	30,696[2]	--	--	4,725	--	--	--	50,543

(1) Includes contributions by Baylake to the SERP of $153,530 and to Mr. Herlache's Deferred Compensation Plan of $59,613.

(2) Contributions by Baylake to the SERP.

Plan-Based Award Grants in Last Fiscal Year

Because the Baylake Option Plan has expired and no new plan has yet been adopted by Baylake, there were no stock options awarded to any of the named executive officers during 2006.

Outstanding Equity Awards at Fiscal Year End

The following summarized for each named executive officer the number of shares of Baylake Common subject to outstanding equity awards and the value of such awards that were unexercised or that have not yet vested at December 31, 2006.

Outstanding Equity Awards as of December 31, 2006

	Option Awards[1]				
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date
Thomas L. Herlache	12,000	--	--	15.25	1/4/2009
	--	6,000	--	25.00	1/4/2010
	2,900	--	--	14.75	1/2/2011
	50	--	--	13.00	4/24/2011
	1,600	--	400	13.00	2/12/2012
	755	--	189	13.00	6/18/2012
	1,200	--	800	13.30	2/4/2013
	744	--	496	13.30	4/20/2013
	800	--	1,200	14.15	1/6/2014
Robert J. Cera	--	--	--	--	--
Steven D. Jennerjohn	700	--	--	9.59	3/18/2007
	12,000	--	--	15.25	3/18/2007
	--	6,000	--	25.00	3/18/2007
	2,900	--	--	14.75	3/18/2007
	50	--	--	13.00	3/18/2007
	1,600	--	400	13.00	3/18/2007
	755	--	189	13.00	3/18/2007
	1,200	--	800	13.30	3/18/2007
	744	--	496	13.30	3/18/2007
	800	--	1,200	14.15	3/18/2007
Kevin L. LaLuzerne	--	--	--	--	--
Michael J. Gilson	12,000	--	--	9.59	1/2/2008
	12,000	--	--	15.25	1/4/2009
	--	6,000	--	25.00	1/4/2010
	2,900	--	--	14.75	1/2/2011
	50	--	--	13.00	4/24/2011
	1,600	--	400	13.00	2/12/2012
	755	--	189	13.00	6/18/2012
	1,200	--	800	13.30	2/4/2013
	744	--	496	13.30	4/20/2013
	800	--	1,200	14.15	1/6/2014

Sharon A. Haines	12,000	--	--	9.59	1/2/2008
	12,000	--	--	15.25	1/4/2009
	--	6,000	--	25.00	1/4/2010
	2,900	--	--	14.75	1/2/2011
	50	--	--	13.00	4/24/2011
	1,600	--	400	13.00	2/12/2012
	755	--	189	13.00	6/18/2012
	1,200	--	800	13.30	2/4/2013
	744	--	496	13.30	4/20/2013
	800	--	1,200	14.15	1/6/2014
Paul C. Wickmann	12,000	--	--	9.59	1/2/2008
	12,000	--	--	15.25	1/4/2009
	--	6,000	--	25.00	1/4/2010
	2,900	--	--	14.75	1/2/2011
	50	--	--	13.00	4/24/2011
	1,600	--	400	13.00	2/12/2012
	755	--	189	13.00	6/18/2012
	1,200	--	800	13.30	2/4/2013
	744	--	496	13.30	4/20/2013
	800	--	1,200	14.15	1/6/2014

(1) Options granted are subject to vesting over five years, at a rate of 20% per year, commencing one year from the date of grant.

2006 Option Exercises and Stock Vested

The following table shows the number of stock option awards exercised by each named executive officer in 2006 and the value realized on exercise.

	Option Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)
Thomas L. Herlache	--	--
Robert J. Cera	--	--
Steven D. Jennerjohn	13,000	78,234
Kevin L. LaLuzerne	--	--
Michael J. Gilson	12,000	85,480
Sharon A. Haines	12,000	80,320
Paul C. Wickmann	1,600	10,869

None of these option awards were deferred.

Pension Benefits

Baylake does not maintain any pension benefit plans for its officers or directors that would otherwise be disclosable in these proxy materials.

Nonqualified Deferred Compensation in 2006

On March 1, 2005, Baylake Bank adopted the Baylake Bank Supplemental Executive Retirement Plan (the "Plan"). The Plan is intended to reward certain management and highly compensated employees of Baylake Bank who have contributed, and are expected to continue to contribute, to Baylake Bank's success by providing for deferred compensation in addition to that available under Baylake Bank's other retirement programs. Participants in the Plan are chosen by Baylake Bank's Executive Committee. The eleven participants in the plan include Messrs. Herlache, Gilson and Wickmann and Ms. Haines.

There are two accounts in the Plan for each participant: a Deferral Account and a SERP Account. Each participant has the right to designate how amounts in the Deferral Account and SERP Account will be deemed to be invested from among a menu of mutual funds.

Each participant has a Deferral Account which consists of voluntary deferrals up to 100% of salary (but reduced to satisfy employee tax obligations or elections made as part of Baylake's other benefit plans) and up to 100% of bonus. Each participant is fully vested in his or her Deferral Account at all times.

Each participant also has a SERP Account which consists of discretionary employer contributions. A participant becomes 100% vested in his or her SERP Account upon the completion of ten years of service (measured from when the participant first commenced employment with Baylake or a predecessor entity) and attaining age 55. Messrs. Herlache and Gilson and Ms. Haines are fully vested in their SERP Accounts; none of the remaining participants were vested as of December 31, 2006. In addition, a participant becomes fully vested in his SERP Account upon the occurrence of a Change in Control of Baylake, as defined in the Plan, or a participant's termination of employment because of death or disability, as defined in the Plan.

In March 2005, 2006 and 2007, Baylake made contributions to each participant's SERP Account with a goal of providing an annual benefit for a term of years to each participant upon retirement equal to 60% of a participant's base salary prior to retirement, reduced by entitlements to certain other retirement benefits, including one-half of Social Security at age 65. Baylake has determined that it will not make any contributions to the SERP Accounts in 2008, and there is no obligation on Baylake to provide any level of benefits whatsoever from the SERP Account to any participant.

Benefits are generally payable under the Plan upon termination of employment, to the extent vested. Accounts are payable in a lump sum or in installments, as elected by each participant. Baylake has purchased life insurance in connection with adopting the plan, however the participants or their beneficiaries have no rights in such policies, and are unsecured creditors of Baylake in connection with the plan. Baylake is under no obligation to use borrowings or proceeds from such life insurance policies in satisfaction of its liabilities under the plan.

Baylake entered into a Deferred Compensation Plan with Mr. Herlache dated December 31, 1992. Pursuant to the Deferred Compensation Plan, Baylake contributes an amount equal to 15.6% of Mr. Herlache's base salary for the calendar year to a Trust set up in connection therewith. The contribution for 2006 was $49,733. In addition, Baylake contributed $9,880 to the Trust, which is equal to 10% of the difference between Mr. Herlache's 2006 base salary and the limit under the Internal Revenue Code of compensation that can be taken into account for purposes of contributions to qualified retirement plans ($220,000 in 2006). The amounts in the Trust are invested by the Trustee, and distributions from the Trust to Mr. Herlache will commence after his termination of employment in accordance with his distribution election. Despite the establishment of the Trust, Mr. Herlache remains an unsecured creditor of Baylake, and the funds in the Trust are reachable by Baylake's creditors under certain circumstances.

The following table shows the contributions by Baylake and participants, earnings and account balances for the persons named in the Summary Compensation Table.

Name	Executive Contributions in Last FY ($)	Registrant Contributions in Last FY ($)[1]	Aggregate Earnings in Last FY ($)[1]	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)
Thomas L. Herlache	$--	$205,014	$89,795	$--	$1,444,802
Robert J. Cera	--	--	--	--	--
Steven D. Jennerjohn	--	23,779	3,993	48,315	--
Kevin L. LaLuzerne	--	--	--	--	--
Michael J. Gilson	--	110,742	17,639	--	205,608
Sharon A. Haines	--	78,588	13,967	--	160,198
Paul C. Wickmann	--	30,879	5,628	--	64,331

(1) Deferrals in 2006 were for compensation earned in 2005 and, therefore, are not reported as 2006 compensation in the Summary Compensation Table.

Potential Payments Upon Change in Control

Baylake does not have any formal severance policy in connection with terminations of employment.

Under the Supplemental Executive Retirement Plan, described above, upon a Change in Control, as defined therein, each participant is entitled to the greater of his or her balance in the participant's SERP Account or the lump sum present value of twenty annual payments, beginning at age 65, of the Change in Control SERP Benefit Amount, discounted at 6%. The Change in Control SERP Benefit Amount equals 60% of a participant's base salary at the time of the Change in Control, projected to age 65 at a 4.5% annual growth rate, less the sum of (i) one-half of the projected age 65 annual Social Security benefit and (ii) the annual payment provided by Baylake's contributions, and investment earnings thereon, to a participant's 401(k) plan account at the Change in Control, accumulated at 8% to age 65, and paid over 20 annual installments using a 6% annual interest rate. The named executive officers would have been eligible to receive the following maximum payments under the SERP if a Change in Control of Baylake had occurred on December 31, 2006: Thomas L. Herlache - $1,755,493; Michael J. Gilson - $684,201; Sharon A. Haines - $477,937; and Paul C. Wickmann - $626,262.

Other Agreements With Named Executive Officers

Baylake has two salary continuation agreements with Mr. Herlache. Pursuant to the Preferred Compensation Agreement entered into on January 1, 1988, upon his retirement on or after age 65, Mr. Herlache, or his beneficiary, will be paid $20,000 per annum for a total of ten years Under the Executive Employee Salary

Continuation Agreement entered into on October 1, 1999, Mr. Herlache will be paid $5,625 per month (or $67,500 per annum) for life upon his termination of employment, with fifteen-years of payments guaranteed, even if Mr. Herlache should die prior to the fifteenth anniversary of his termination of employment. Baylake has purchased life insurance in connection with entering into these agreements, however Mr. Herlache or his beneficiaries have no rights in such policies, and are unsecured creditors of Baylake in connection with these plans. Baylake is under no obligation to use borrowings or proceeds from such life insurance policies in satisfaction of its liabilities under these plans.

Baylake has an employment agreement with Mr. Cera. This agreement includes the following terms:

- The term of the agreement is one year, automatically renewed for successive one-year periods unless either party notifies the other of its intention not to renew at least 30 days prior to the end of the then current term.

- Mr. Cera shall receive an annual base salary, which is currently $275,000.

- Mr. Cera may be eligible to earn an annual (calendar year) performance-based bonus of up to but not greater than $100,000 for each full calendar year during which he is employed by Baylake Bank (up to $33,000 for his service during 2006), as determined in the sole discretion of the Board.

- Mr. Cera shall be eligible to participate in Baylake Bank's 401(k) retirement plans and in Baylake Bank's welfare benefit plans generally applicable to all employees of Baylake Bank.

- Mr. Cera shall receive an automobile for his use (valued up to $40,000), with personal miles being allocated back to him at least annually, and membership in a country club at a Green Bay or Door County, Wisconsin golf club.

- Mr. Cera shall receive relocation benefits for his moving expenses, customary and reasonable realtor fees and closing costs associated with his move to a primary residence in the area from Green Bay, Wisconsin to Sister Bay, Wisconsin prior to June 30, 2008.

- Mr. Cera is entitled to a severance payment equal to three months base salary payable following his termination of employment by Baylake without cause or by him for good reason.

- If Mr. Cera's employment is terminated by Baylake due to certain misconduct by him or his voluntary resignation, he shall not receive any severance payments.

- If Mr. Cera's employment is terminated upon his death or disability, neither he nor his estate will receive any severance payments.

- For 18 months following termination of Mr. Cera's employment with Baylake for whatever reason, Mr. Cera shall not solicit or attempt to solicit certain restricted customers of Baylake Bank, or attempt to divert the business of such customers' business from Baylake Bank.

- For 18 months following termination of Mr. Cera's employment with Baylake for whatever reason, Mr. Cera agrees not to provide services which are substantially similar to the services he provided to Baylake Bank as an employee, agent, independent contractor or otherwise, to a bank, credit union or other entity which is in the business of lending money to individuals or businesses and which has a branch, office or place of business within a 100-mile radius of Sturgeon Bay, Wisconsin.

On January 30, 2007, Baylake entered into a severance agreement with Mr. Jennerjohn relating to his termination. This agreement included the following terms:

- Mr. Jennerjohn's employment with Baylake was terminated effective December 18, 2006.

- Mr. Jennerjohn shall receive 45 weeks of his current regular wages (amounting to an aggregate $119,422.80), payable in accordance with Baylake's regular payroll practices, a management bonus for 2006 in the amount of $5,520.00, 184 hours of earned vacation pay, reimbursement of the cost of participating in Baylake's group health insurance plan under COBRA for a period of three months, and outplacement services for three months at a cost not to exceed $5,000.

- Mr. Jennerjohn provided Baylake with a waiver of claims and a general release.

- Mr. Jennerjohn agreed not to compete with Baylake for a period of 24 months.

AUDIT COMMITTEE REPORT

The Board of Directors evaluates the requirements for audit activities by independent auditors on a regular basis. The Audit, Legal and Compliance Committee, which reviews Baylake's financial reporting process on behalf of the Board of Directors, consist solely of qualified independent directors as described under NASDAQ Rule 4200. Under SEC rules, the Board is required to review the qualifications of the members of the Committee to determine if any members are "audit committee financial experts." The Board of Directors named William Parsons as an "audit committee financial expert" on November 16, 2004. The Board believes Mr. Parsons qualified as an "audit committee financial expert" based on his professional training and years of involvement with financial reporting and long experience on the board of directors. The Committee's functions and responsibilities are described in a written policy statement and formal charter.

Management has the primary responsibility for the financial statements and the reporting process, including the systems of internal controls. In this context, and in accordance with its charter, the Audit, Legal and Compliance Committee has reviewed and discussed Baylake's audited financial statements for fiscal 2006 with management of Baylake. During these discussions, management represented to the Audit, Legal and Compliance Committee that Baylake's consolidated financial statements were prepared in accordance with U.S. generally accepted accounting principles. In addition, the Audit, Legal and Compliance Committee has discussed with Crowe Chizek and Company LLC, Baylake's independent registered public accounting firm, the matters required to be discussed by Statement on Auditing Standards No. 61 (Communications with Audit Committees). The Audit, Legal and Compliance Committee also has received the written disclosures from Crowe Chizek and Company LLC required by Independence Standards Board Statement No. 1 (Independence Discussions with Audit Committees), and has discussed with Crowe Chizek and Company LLC its independence from Baylake and its management. The Audit, Legal and Compliance Committee has, on a continuing basis, considered the possibility of a conflict of interest arising as a result of Crowe Chizek and Company LLC performing independent audit services and other non-audit services. The Board is satisfied that the audit services have been provided in compliance with adequate standards for independence.

Based on its review and discussions with management and the auditors, the Audit, Legal and Compliance Committee has recommended to the Board of Directors, and the Board of Directors subsequently approved the recommendation, that the audited financial statements of the Company be included in the Annual Report on Form 10-K for the fiscal year ended December 31, 2006 for filing with the Securities and Exchange Commission.

Submitted by the Audit, Legal and Compliance Committee:

Robert W. Agnew
Richard A. Braun
John W. Bunda
William C. Parsons, Chairman

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

For services rendered in 2005 and 2006 by Crowe Chizek and Company LLC, Baylake's independent auditors, the following fees were incurred for audit of Baylake's annual consolidated financial statements for the years ended December 31, 2005 and 2006 and fees billed for other services:

Fees	2006	2005
Audit Fees [1]	$316,921	$300,785
Audit-related Fees [2]	16,228	28,775
Tax Fees [3]	23,500	54,025
All Other Fees [4]	11,830	23,500
Total	$368,479	$407,085

(1) The Audit fees consist of fees billed for professional services rendered for the audit of Baylake's consolidated annual financial statements and review of the interim consolidated financial statements included in quarterly reports, and services that are normally provided by Crowe Chizek and Company LLC in connection with statutory and regulatory filings or engagements.
(2) The Audit-related fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of Baylake's consolidated financial statements and are not reported under "Audit fees."
(3) Tax fees consist of fees for professional services rendered for federal and state tax compliance, tax advice and tax planning.
(4) All other fees consist of fees for products and services other than the services reported above.

The Committee approves all engagements of independent auditors in advance, including approval of related fees and an annual budget for projects and fees. Items that are not covered under the budget or fees that exceed the budget are approved by the Committee. Prior authorization was granted by the Committee in each case before any services were performed in 2006.

It is expected that a representative of Crowe Chizek and Company LLC will be present at the annual meeting, will have the opportunity to make a statement if he or she desires, and will be available to respond to appropriate questions.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act of 1934, as amended, requires Baylake's officers and directors to file reports concerning the ownership of Company equity securities with the Securities and Exchange Commission and Baylake. Baylake files the required reports on behalf of the officers and directors. Baylake believes that, during the year ended December 31, 2006, all of its directors and executive officers complied with Section 16(a) filing requirements, except the following: Linda R. Kennedy failed to file one report containing one transaction on a timely basis; Robert J. Cera failed to file one report containing one transaction on a timely basis, Roger G. Ferris failed to file two reports containing an aggregate of two transactions on a timely basis and Paul J. Sturm failed to file one report containing two transactions on a timely basis.

TRANSACTIONS WITH RELATED PERSONS

Baylake and Baylake Bank may occasionally enter into transactions with certain "related persons." Related persons include our executive officers, directors, 5% or more beneficial owners of Baylake Common, immediate family members of these persons and entities in which one of these persons has a direct or indirect material interest. Baylake refers to transactions with these related persons as "related person transactions." The Board of Directors does not currently have written policies or procedures with respect to related party transactions, however, it has been the practice of Baylake that disinterested members of the Board of Directors approve, in advance, all transactions with related parties.

In January 2007, the Board of Directors authorized Baylake to enter into a Relocation Closing Services Agreement ("Relocation Agreement") with American Escrow & Closing Company ("AECC") whereby, AECC will act as an agent of Baylake to facilitate the purchase and resale of Mr. Cera's residence in Pewaukee, Wisconsin at a price guaranteed by Baylake (based upon an independent appraisal). AECC will hold the warranty deed to Mr. Cera's residence in escrow and arrange for the listing, insurance and maintenance of the property until its ultimate sale. Baylake is required to fund any disbursements made by AECC with respect to the property. On April 17, 2007, the Board of Directors approved a guaranteed resale price for Mr. Cera's residence of $670,000.

Baylake Bank has, and expects to continue to have, regular dealings with officers and directors of Baylake as well as their associates. Since January 1, 2006, several such persons have been indebted to Baylake Bank for loans made in the ordinary course of business. Loans to all such persons remain on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unaffiliated persons, are current with respect to payments, and do not involve more than the normal risk of collectibility or present other unfavorable features.

PROPOSAL 2

AMENDMENT OF ARTICLES OF INCORPORATION

Baylake has proposed amendments to its Articles of Incorporation for approval by shareholders at the annual meeting. Under Wisconsin's corporation laws, the articles of incorporation or the bylaws, if the articles of incorporation so provide, may provide for staggering the terms of directors by dividing the total number of directors into two or three groups. While Baylake's bylaws currently provide for such a classified board of directors and shareholders previously approved the classified board, Baylake's Articles of Incorporation do not authorize a classified Board of Directors. The amendment proposed here would add a provision to the Articles of Incorporation to authorize a classified Board of Directors and enable Baylake to conform its historic practice of electing directors for three-year terms. In addition, the amendment would authorize the directors to determine the size of the Board each year, rather than requiring the shareholders to set the size of the Board, as currently set forth in Baylake's bylaws.

If this proposal is approved by the shareholders, no more than approximately one-third of the directors would be elected to the board each year. This arrangement would make it more difficult for a third party to take control of the Board because at least two annual meetings would be required to elect a majority of the Board. A classified Board deters attempted hostile takeovers of Baylake and helps to provide continuity in the membership of the Board from year to year. If this proposal is not approved by the shareholders, the size of the Board will be set at ten (10) and the individuals elected will serve until the next annual meeting of shareholders and until their respective successors are elected and qualified.

The new Article 8 that would be added by the proposed amendment to the Articles of Incorporation is set forth below:

> Article 8. The Board of Directors shall consist of not less than 5 nor more than 17 members as shall be determined from time to time by the Board of Directors. The Board of Directors shall be divided into three classes, as nearly equal as the number constituting the whole Board shall permit, the term of one class expiring each year. At the annual shareholders' meeting in 2007, directors of the first class shall be elected to hold office until the next annual shareholders' meeting, directors of the second class shall be elected to hold office until the second annual shareholders' meeting thereafter, and directors of the third class shall be elected to hold office for a term expiring at the third succeeding annual shareholders' meeting. The successors of each class whose term shall expire shall be elected to hold office for a term expiring at the third succeeding annual shareholders' meeting.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE FOR THE ADOPTION OF THIS PROPOSAL

OTHER MATTERS

Baylake has filed an Annual Report on Form 10-K with the Securities and Exchange Commission for the year ended December 31, 2006. Pursuant to the rules of the Securities and Exchange Commission, services that deliver Baylake's communications to shareholders who hold their shares through a bank, broker or other holder of record may deliver to multiple shareholders sharing the same address a single copy of Baylake's 2006 Annual Report on Form 10-K and this proxy statement. Upon written or oral request, Baylake will promptly deliver a separate copy of Baylake's 2006 Annual Report on Form 10-K and/or this proxy statement to any shareholder at a shared address to which a single copy of each document was delivered. Shareholders may notify Baylake of their requests by writing or calling Baylake Corp., Attention: Investor Relations, 217 North Fourth Avenue, Sturgeon Bay, Wisconsin 54235.

Shareholder Proposals

Proposals intended for inclusion in the proxy statement for next year's annual meeting of shareholders must be in writing and must be received by the Secretary of Baylake at 217 North Fourth Avenue, Sturgeon Bay, Wisconsin 54235 not later than January 11, 2008. To be considered for inclusion in Baylake's proxy statement and proxy card for an annual meeting, the shareholder proposal must be submitted on a timely basis and the proposal and proponent thereof must meet the requirements established by the Securities and Exchange Commission for shareholder proposals.

In addition, Baylake's Bylaws provide that any proposal for action or nomination to the Board of Directors which is proposed by persons other than the Board of Directors must be received by the Board in writing together with specified accompanying information at least 14 days, but not more than 70 days, prior to an annual meeting in order to be considered at the meeting. The 2008 annual meeting is tentatively scheduled for June 2, 2008 and any notice of intent to consider other questions and/or nominees and related information must be received between March 24, 2008 and May 19, 2008. The purpose of this provision of the Bylaws is to assure adequate notice of and information regarding any such matter as to which shareholder action may be sought. No notices have been received to date relating to the 2007 annual meeting.

By Order of the Board of Directors

Daniel F. Maggle
Secretary

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________ to ___________

Commission file number 0-8679

Baylake Corp.

(Exact name of Registrant as specified in its charter)

Wisconsin (State or other jurisdiction of incorporation or organization)	39-1268055 (I.R.S. Employer Identification No.)
217 North Fourth Avenue, Sturgeon Bay, WI (Address of principal executive offices)	54235 (Zip Code)
Registrant's Telephone number, including area code:	(920)-743-5551
Securities registered pursuant to Section 12(b) of the Act:	None
Securities registered pursuant to Section 12(g) of the Act:	Common Stock $5.00 Par Value Per Share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes [ ] No [X]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes [ ] No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer" and "large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [ ] Accelerated filer [X] Non-accelerated filer [ ]

Indicate by check mark if the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act.) Yes [ ] No [X]

As of June 30, 2006, (the last business day of the Registrant's most recently completed second fiscal quarter), the aggregate market value of the Common Stock (based upon the $15.95 reported bid price on that date) held by non-affiliates (excludes a total of 444,509 shares reported as beneficially owned by directors and executive officers-does not constitute an admission as to affiliate status) was approximately $117,401,857. As of March 6, 2007, 7,867,645 shares of Common Stock were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Document	Part of Form 10-K Into Which Portions of Documents are Incorporated
Definitive Proxy Statement for 2007 Annual Meeting of Shareholders to be filed within 120 days of the fiscal year ended December 31, 2006	Part III

2006 FORM 10-K
TABLE OF CONTENTS

ITEM 1. BUSINESS

General

Baylake Corp. is a Wisconsin corporation organized in 1976, registered as a bank holding company under the Bank Holding Company Act of 1956, as amended (the "BHCA"). Our primary activities consist of holding indirectly the stock of our wholly-owned subsidiary bank, Baylake Bank, and providing a wide range of banking and related business activities through our bank and our other subsidiaries.

Baylake Bank

Baylake Bank is a Wisconsin state bank originally chartered in 1876. We conduct our community banking business through 28 full-service financial centers located throughout Northeast Wisconsin, in Brown, Door, Green Lake, Kewaunee, Manitowoc, Outagamie, Waupaca, and Waushara Counties. We have eight financial centers in Door County, which is known for its tourism related services. We have eight financial centers in Brown County, which includes the city of Green Bay. We serve a broader range of service, manufacturing and retail job segments in this market. The balance of our financial centers are located in the remaining locations, which include a combination of small cities and smaller communities. Other principal industries in our market area include light industry and manufacturing, agriculture, food related products, and, to a lesser degree, lumber and furniture.

Baylake Bank is an independent community bank offering a full range of financial services primarily to small businesses and individuals located in our market area. To complement our traditional banking products, such as demand deposit accounts, various savings account plans, certificates of deposit and real estate, consumer, commercial/industrial and agricultural loans, we offer our customers a variety of services including transfer agency, personal and corporate trust, insurance agency, brokerage, financial planning, cash management and electronic banking services.

Non-Bank Subsidiaries

In addition to our banking operations, Baylake Bank owns three non-bank subsidiaries: Baylake Investments, Inc., located in Las Vegas, Nevada, which holds and manages an investment and loan portfolio; Baylake City Center LLC, which owns 10.9% of a commercial building condominium in Green Bay, currently being offered for sale; and Baylake Insurance Agency, Inc., which offers various types of insurance products to the general public as an independent agent. Baylake Bank also owns a minority interest (49.8% of the outstanding common stock) in United Financial Services, Inc. ("UFS"), a data processing services company, located in Grafton, Wisconsin, that provides data processing services to approximately 35 banks (including Baylake Bank) and ATM processing services to approximately 50 banks.

At December 31, 2006, we had total assets of $1.1 billion. For additional financial information, see our Consolidated Financial Statements and Notes at Item 8 of this Form 10-K.

Corporate Governance Matters

We maintain a website at www.baylake.com. We make available through that website, free of charge, copies of our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports, as soon as reasonably practical after Baylake electronically files those materials with, or furnishes them to, the Securities and Exchange Commission ("SEC"). Our SEC reports can be accessed through the Baylake Corp. link of our website. The SEC also maintains a website at www.sec.gov that contains reports, proxy statements and other information regarding SEC registrants.

Lending

We offer short-term and long-term loans on a secured and unsecured basis for business and personal purposes. We make real estate, commercial/industrial, agricultural and consumer loans in accordance with the basic lending policies established by our board of directors. We focus lending activities on individuals and small businesses in our market area. Lending activity has been concentrated primarily within the State of Wisconsin. We do not conduct any substantial business with foreign obligors. We serve a wide variety of industries including, on a limited basis, a concentration on businesses directly and indirectly related to the tourism related industries. Loans to customers in the restaurant and lodging business totaled $128.4 million at December 31, 2006, or 15.8% of our loans at that date. Although competitive and economic pressures exist in this market segment, business remains relatively steady in the markets we serve. However, any deterioration in the economy of Northeastern Wisconsin (as a result, for example, of a decline in its manufacturing or tourism industries or otherwise) could have a material adverse effect on our business and operations. In particular, a decline in the Door County tourism business would not only affect our customers in the restaurant and lodging business, and therefore loans to them as described above, but could also affect loans and other business relationships with persons employed in that industry and real estate values (including collateral values) in the area.

Our total outstanding loans as of December 31, 2006 amounted to approximately $819.6 million, consisting of 56.7% commercial real estate loans, 17.6% residential real estate loans, 11.5% construction and land development real estate loans, 10.1% commercial and industrial loans, 1.8% installment and 2.4% municipal loans.

Investments

We maintain a portfolio of investments, primarily consisting of U.S. Treasury securities, U.S. Government Agency securities, mortgage-backed securities and obligations of states and their political subdivisions. We attempt to balance our portfolio to manage interest rate risks, maximize tax advantages and meet its liquidity needs while endeavoring to maximize investment income.

Deposits

We offer a broad range of depository products, including non-interest bearing demand deposits, interest-bearing demand deposits, various savings and money market accounts and certificates of deposit. Deposits are insured by the Deposit Insurance Fund of the Federal Deposit Insurance Corporation ("FDIC") up to statutory limits. At December 31, 2006, our total deposits amounted to $878.9 million, including interest bearing deposits of $782.0 million and non-interest bearing deposits of $96.9 million.

Other Customer Services and Products

Other services and products we offer include transfer agency, safe deposit box services, personal and corporate trust services, conference center facilities, insurance agency and brokerage services, cash management, private banking, financial planning and electronic banking services, including eBanc, an Internet banking product for our customers.

Seasonality

The tourism industry, particularly in the Door County market, substantially affects our business with our customers, particularly those customers in the restaurant and lodging businesses. The tourist business of Door County is seasonal, with the season beginning in early spring and continuing until late fall. The seasonal nature of the tourist business tends to result in increased demands for loans shortly before and during the tourist season and causes reduced deposits shortly before and during the early part of the tourist season. Nonetheless, the financial needs of those involved in the delivery of tourist related services is a year around concern.

Our expansion into other market areas has reduced the concentration level of tourism-related businesses, but these types of businesses still remain an important element of the customer base that we serve.

Competition

The financial services industry is highly competitive. We compete with other financial institutions and businesses in both attracting and retaining deposits and making loans in all of our principal markets. The primary factors in competing for deposits are interest rates, personalized services, the quality and range of financial services, convenience of office locations and office hours. Competition for deposit products comes primarily from other commercial banks, savings banks, credit unions and non-bank competitors, including insurance companies, money market and mutual funds, and other investment alternatives. The primary factors in competing for loans are interest rates, loan origination fees, the quality and range of lending services and personalized services. Competition for loans comes primarily from other commercial banks, savings banks, mortgage banking firms, credit unions, finance companies, leasing companies and other financial intermediaries. Some of our competitors are not subject to the same degree of regulation as that imposed on bank holding companies or Federally insured state-chartered banks, and may be able to price loans and deposits more aggressively. We also face direct competition from members of bank holding company systems that have greater assets and resources than ours.

Regulation and Supervision

Baylake Corp. As a financial holding company, we are subject to regulation by the Federal Reserve Board under the BHCA. Under the BHCA, we are subject to examination by the Board of Governors of the Federal Reserve System (the "FRB") and are required to file reports of its operations and such additional information as the FRB may require. Under FRB policy, we are expected to act as a source of financial strength to our subsidiary bank and to commit resources to support the bank in circumstances where we might not do so, absent such policy.

With certain limited exceptions, the BHCA prohibits bank holding companies from acquiring direct or indirect ownership or control of voting shares or assets of any company other than a bank, unless the company involved is engaged solely in one or more activities which the FRB has determined to be financial in nature or incidental to such financial activity. In 1999, Congress enacted the GLB Act, which eliminated certain barriers to and restrictions on affiliations between banks and securities firms, insurance companies and other financial services organizations. Among other things, the GLB Act amended the BHCA to permit bank holding companies that qualify as "financial holding companies" to engage in a broad list of "financial activities," and any non-financial activity that the FRB, in consultation with the Secretary of the Treasury, determines is "complementary" to a financial activity and poses no substantial risk to the safety and soundness of depository institutions or the financial system. The GLB Act treats various lending, insurance underwriting, insurance company, portfolio investment, financial advisory, securities underwriting, dealing and market-making, and merchant banking activities as financial in nature for this purpose.

Under the GLB Act, a bank holding company may become certified as a financial holding company by filing a notice with the FRB, together with a certification that the bank holding company meets certain criteria, including capital, management and Community Reinvestment Act requirements. We have not elected to be certified as a financial holding company.

The FRB uses capital adequacy guidelines in its examination and regulation of bank holding companies. If capital falls below minimum guidelines, a bank holding company may, among other things, be denied approval to acquire or establish banks, non-bank businesses or other bank holding companies.

The FRB has issued a policy statement on the payment of cash dividends by bank holding companies, which expresses the FRB's view that a bank holding company should pay cash dividends only to the extent that our net income for the past year is sufficient to cover both the cash dividend and a rate of retention consistent with our needs. The FRB also indicated that it would be inappropriate for a bank holding company experiencing serious financial problems to borrow to pay dividends. In addition, compliance with capital adequacy guidelines at both a bank subsidiary and a bank holding company could affect our ability to pay dividends, if our capital levels were to decrease.

The Sarbanes-Oxley Act of 2002 ("SOA"), addresses, among other issues, director and officer responsibilities for proper corporate governance of publicly traded companies, including the establishment of audit committees, certification of financial statements, auditor independence and accounting standards, executive compensation, insider loans, whistleblower protection, and enhanced and timely disclosure of corporate information. In general, SOA is intended to allow stockholders to monitor more effectively the performance of publicly traded companies and their management. The SEC has enacted rules to implement various provisions of SOA which affect us as a publicly-held entity. The federal banking regulators also have adopted generally similar requirements concerning the certification of financial statements. Among these requirements is the identification of a company-wide code of conduct for our bank. SOA also imposes additional corporate governance requirements on publicly-held companies, particularly relating to the functioning of audit committees. We are subject to the requirement of annual attestation and review of our internal control on financial reporting.

Baylake Bank. As a FRB member Wisconsin-chartered bank, Baylake Bank is subject to supervision and regulation by the Wisconsin Department of Financial Institutions, Division of Banking (the "WDFI"), the Board of Governors of the Federal Reserve System and the FDIC. Federal law and regulations establish supervisory standards applicable to the lending activities of our Bank, including internal controls, credit underwriting, loan documentation and loan-to-value ratios for loans secured by real property.

Our bank is subject to federal and state statutory and regulatory restrictions on any extension of credit to us or our subsidiaries, on investments in our stock or other securities of our subsidiaries, on the payment of dividends to us, and on the acceptance of our stock or other securities of our subsidiaries as collateral for loans to any person. Limitations and reporting requirements are also placed on extension of credit by our bank to our directors and officers, to our directors and officers and to the directors and officers of our subsidiaries, to our principal shareholders, and to "related interests" of such directors, officers and principal shareholders.

Under the Community Reinvestment Act, or ("CRA") and the implementing regulations, our bank has a continuing and affirmative obligation to help meet the credit needs of its local community including low and moderate-income neighborhoods, consistent with the safe and sound operation of the institution. The CRA requires the boards of directors of financial institutions, such as our bank, to adopt a CRA statement for each assessment area that, among other things, describes its efforts to help meet community credit needs and the specific types of credit that the institution is willing to extend. Our bank's service area is designated and comprised of the eight counties within the geographic area of Central and Northeast Wisconsin. Our bank's board of directors is required to review the appropriateness of this delineation at least annually.

Our bank's business includes making a variety of types of loans to individuals. In making these loans, we are subject to state usury and regulatory laws and to various federal statutes, such as the Equal Credit Opportunity Act, the Fair Credit Reporting Act, the Truth in Lending Act, the Real Estate Settlement Procedures Act and the Home Mortgage Disclosure Act, and the regulations promulgated thereunder, which prohibit discrimination, specify disclosures to be made to borrowers regarding credit and settlement costs and regulate the mortgage loan servicing activities of our bank, including the maintenance and operation of escrow accounts and the transfer of mortgage loan servicing. In receiving deposits, we are subject to extensive regulation under state and federal law and regulations, including the Truth in Savings Act, the Expedited Funds Availability Act, the Bank Secrecy Act, the Electronic Funds Transfer Act and the Federal Deposit Insurance Act. Violation of these laws could result in the imposition of significant damages and fines upon us, our directors and officers.

Under the GLB Act, all financial institutions are required to adopt privacy policies, restrict the sharing of non public customer data with nonaffiliated parties at the customer's request and establish procedures and practices to protect customer data from unauthorized access.

Under Title III of the USA PATRIOT Act ("PATRIOT Act"), also known as the International Money Laundering Abatement and Anti-Terrorism Financing Act of 2001, all financial institutions are required to take certain measures to identify customers, prevent money laundering, monitor certain customer transactions and report suspicious activity to U.S. law enforcement agencies, and to scrutinize or prohibit altogether certain transactions of special concern. Financial institutions are also required to respond to requests for information from federal banking regulatory agencies and law enforcement agencies concerning their customers and their transactions.

In addition to general requirements that banks retain specified levels of capital and otherwise conduct their business in a safe and sound manner, Wisconsin law requires that dividends of Wisconsin banks declared and paid without approval of the WDFI be paid out of current earnings or, no more than once within the immediate preceding two years, out of undivided profits in the event that there have been insufficient net profits. Any other dividends require the prior written consent of the WDFI.

Federal law provides that adequately managed bank holding companies from any state may acquire banks and bank holding companies located in any other state, subject to certain conditions. Wisconsin law generally permits establishment of full service bank branch offices statewide.

Financial institution regulatory agencies are given substantial powers to take corrective actions, which may include restrictions on methods of doing business and the prohibition of certain actions.

Employees

At December 31, 2006, we had 336 full-time equivalent employees company-wide. We consider our relationship with our employees to be good.

ITEM 1A. RISK FACTORS

Forward-Looking Statements

This report contains statements that may constitute forward-looking statements within the meaning of the safe-harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, such as statements other than historical facts contained or incorporated by reference in this report. These forward-looking statement include statements with respect to our financial condition, results of operations, plans, objective, future performance and business, including statement preceded by, followed by or that include the words "believes," "expects," or "anticipates," references to estimates or similar expressions. Future filings by us with the Securities Exchange Commission, and future statements other than historical facts contained in written material, press releases and oral statements issued by us, or on our behalf, may also constitute forward-looking statements.

All forward-looking statements contained in this report or which may be contained in future statements made for or on our behalf are based upon information available at the time the statement is made and we assume no obligation to update any forward-looking statements. Forward-looking statements are subject to significant risks and uncertainties, and our actual results may differ materially from the results discussed in such forward-looking statements. Factors that might cause actual results to differ from the results discussed above include, but are not limited to, the risk factors set forth below.

Risk Factors

The following risk factors and other information included in this Annual Report on Form 10-K should be carefully considered. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we presently deem less significant may also adversely affect our business, operating results, cash flows, and financial condition. If any of the following risks actually occur, our business, operating results, cash flows and financial condition could be materially adversely affected.

If we have significant loan losses, we would need to further increase our Allowance for Loan Losses and our earnings would decrease; impairment charges on letters of credit could have similar effects.

Our loan customers may not repay their loans according to their terms, and the collateral securing the payment of these loans may be insufficient to pay any remaining loan balance. We may also be required to make payments on letters of credit, which we have issued on behalf of our customers. In recent periods, we have experienced problems with some lending and letter of credit arrangements which have affected our results. We may continue to experience losses, which could have a material adverse effect on our operating results.

Material additions to our allowance or charges related to letters of credit also would materially decrease our net income, and the charge-off of loans may lead us to increase the allowance. We must make assumptions and judgments about the quality and collectibility of our loan portfolio, including the creditworthiness of our borrowers and the value of assets serving as collateral for the repayment of many of our loans. If our assumptions are incorrect, our allowance for loan losses may not be sufficient to cover losses inherent in our loan portfolio, resulting in additions to our allowance.

Our operations are geographically limited and significantly concentrated in the tourism industry, which makes us more at risk for downturns in those areas.

Most of our operations, business and customer base are in Northeastern Wisconsin, particularly in Door and Brown Counties. As a result of this geographical concentration, we are more at risk in the event of downturns or other factors that affect the local economy or decrease demand for our services than if our operations were conducted over a wider area. Other local factors, such as natural disasters and the local regulatory climate, could also significantly affect our results because of our lack of geographical diversity.

In addition, a significant percentage of our customer base is in the tourism industry, particularly lodging and restaurants, especially in our Door County market. Many of our other customers depend indirectly on the tourism industry. This concentration in a single industry could cause any downturn or other issues affecting local tourism to reduce the demand for our services, increase problem loans and thus disproportionately affect our results.

A significant portion of our lending is concentrated in the commercial real estate sector, which makes us more at risk for downturns in those areas.

Approximately 56.7% of our loans are concentrated in commercial real estate lending. At year-end 2006, $108.4 million represented loans for purposes of rental properties and $67.9 million for development loans. A downturn in the economy on the pricing of these development type properties could affect the values of these properties, increase the potential for problem loans and thus have a direct impact on our financial results.

The banking industry is a highly regulated environment, which could increase our cost structure or have other negative impacts on our operations.

We are highly regulated by both federal and state regulatory authorities. Regulation includes, among other things, capital and reserve requirements, permissible investments and lines of business, dividend limitations, limitations on products and services offered, loan limits, geographical limits, consumer credit regulations, community reinvestment requirements and restrictions on transactions with affiliated parties. The system of supervision and regulation applicable to us establishes a comprehensive framework for our respective operations and is intended primarily for the protection of the FDIC's deposit funds, our depositors and the public, rather than our shareholders. Any change in government regulation may have a material adverse effect on our business.

An increasing interest rate environment could affect our results and our equity.

In recent periods, the Federal Reserve Board has increased the Federal Funds target rate multiple times and additional increases are possible. Increases to the middle- and long-term interest rates which we are able to charge have not been commensurate with the short-term interest rate moves by the Federal Reserve, resulting in a flattened yield curve. The flattening of the yield curve, together with competitive market pressures, has resulted in a compressed interest margin by limiting our ability to obtain reasonable returns on middle- and long-term earning assets. We expect this factor to continue to have an effect on the growth in net interest margin. In turn, net income and return on equity would be adversely affected.

We hold $188.3 million of securities available-for-sale at December 31, 2006. We must carry these securities at fair value on our balance sheet under generally accepted accounting principles, and unrealized gains or losses on those securities are one component of stockholders' equity. When market interest rates increase, the fair value of our securities available-for-sale generally decreases, which results in a corresponding decrease in equity.

Competition may affect our results.

We face strong competition in originating loans, in seeking deposits and in offering our other services. We must compete with commercial banks, savings institutions, trust companies, mortgage banking firms, credit unions, finance companies, mutual funds, insurance companies, and brokerage and investment banking firms. Our market area is also served by several commercial banks and savings institutions that are substantially larger than us in terms of deposits and loans.

This competitive climate can make it more difficult to establish and retain relationships with customers and can lower the rates we are able to charge on loans, increase the rates we must offer on deposits, and affect our charges for other services. Those factors can in turn affect our results and profitability.

Customers may decide not to use banks to complete their financial transactions, which could result in a loss of income to us.

Technology and other changes are allowing parties to complete financial transactions that historically have involved banks at one or both ends the transaction. For example, consumers can now pay bills and transfer funds directly without banks. The process of eliminating banks as intermediaries, known as disintermediation, could result in the loss of fee income, as well as the loss of customer deposits and income generated from those deposits.

We rely on the accuracy and completeness of information about customers and counterparties, and inaccurate or incomplete information could negatively impact our financial condition and results of operations.

In deciding whether to extend credit or enter into other transactions with customers and counterparties, we may rely on information provided to us by customers and counterparties, including financial statements and other financial information. We may also rely on representations of customers and counterparties as to the accuracy and completeness of that information and, with respect to financial statements, on reports of independent auditors. Our financial condition and results of operations could be negatively impacted to the extent we rely on financial statements that do not comply with generally accepted accounting principles or that are materially misleading.

Unauthorized disclosure of sensitive or confidential client or customer information, whether through a breach of our computer system or otherwise, could severely harm our business.

As part of our financial and data processing products and services, we collect, process and retain sensitive and confidential client and customer information. Despite the security measures we have in place, our facilities and systems, and those of our third party service providers, may be vulnerable to security breaches, acts of vandalism, computer viruses, misplaced or lost data, programming and/or human errors, or other similar events. Any security breach involving the misappropriation, loss or other unauthorized disclosure of confidential information, whether by us or our vendors, could severely damage its reputation, expose us to the risks of litigation and liability, disrupt our operations and harm our business.

Wisconsin tax developments could reduce our earnings.

Like many Wisconsin financial institutions, our bank has a subsidiary in Nevada which holds and manages investment and other earning assets; the income on these assets has not been subject to Wisconsin tax. The Wisconsin Department of Revenue has instituted an audit program specifically aimed at out-of-state subsidiaries, although it has not audited our subsidiary. Although we believe that we have complied with requirements previously established by the Department, depending upon the terms and circumstances, an adverse resolution of these matters could result in additional Wisconsin tax obligations for prior periods and/or higher Wisconsin taxes going forward, with a negative impact on our earnings. We also may incur additional costs in the future to address state tax issues.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

Our bank owns its headquarters and twenty-six branches and leases one branch office from a third party.

The main office building located in Sturgeon Bay serves as our corporate headquarters and main banking office. The main office also accommodates our expanded business, primarily an insurance agency (Baylake Insurance Agency) and financial services. The twenty-seven branches owned or leased by our bank are in good condition and considered adequate for present and near term requirements. In addition, our bank owns other real property that, when considered in the aggregate, is not material to our financial position. All of the real property is reserved for future expansion and is located in the following Wisconsin locations: Berlin, Appleton, Neenah, and Oshkosh.

ITEM 3. LEGAL PROCEEDINGS

We may be involved from time to time in various routine legal proceedings incidental to our business. Neither we nor any of our subsidiaries is currently engaged in any legal proceedings that are expected to have a material adverse effect on our results of operations or financial position.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

There were no matters submitted to a vote of security holders during the fourth quarter of fiscal year 2006.

PART II

ITEM 5. MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Historically, trading in shares of our common stock has been limited. Since mid-1993, our common stock has been listed on the OTC Bulletin Board (Trading symbol: bylk.ob), an electronic interdealer quotation system providing real-time quotations on eligible securities.

The following table summarizes high and low bid prices and cash dividends paid for our common stock for the periods indicated. Bid prices are as reported from the OTC Bulletin Board. The reported high and low prices represent interdealer bid prices, without retail mark-up, mark-downs or commission, and may not necessarily represent actual transactions.

	Calendar period	High	Low	Cash dividends per share
2005	1st Quarter	$18.50	$17.25	$0.15
	2nd Quarter	$18.50	$17.95	$0.15
	3rd Quarter	$18.60	$17.85	$0.15
	4th Quarter	$18.25	$16.05	$0.16
2006	1st Quarter	$17.00	$16.20	$0.16
	2nd Quarter	$16.50	$15.55	$0.16
	3rd Quarter	$15.95	$15.65	$0.16
	4th Quarter	$16.15	$15.70	$0.16

We had approximately 1,783 shareholders of record at December 31, 2006. The number of shareholders does not reflect persons or entities that hold their stock in nominee or "street" name through various brokerage firms.

Dividends on our common stock have historically been paid in cash on a quarterly basis in March, June, September and January, and we expect to continue this practice for the immediate future. The holders of our common stock are entitled to receive such dividends when and as declared by our Board of Directors. In determining the payment of cash dividends, our Board of Directors considers the earnings, capital and debt servicing requirements, financial ratio guidelines issued by the FRB and other banking regulators, our financial condition, and other relevant factors.

Our ability to pay dividends is dependent upon our receipt of dividends from our subsidiary bank, which is subject to regulatory restrictions. Such restrictions, which govern state chartered banks, generally limit the payment of dividends on bank stock to our bank's undivided profits after all payments of all necessary expenses, provided that our bank's surplus equals or exceeds its capital, as discussed further in Item 7. "Management Discussion and Analysis of Financial Condition and Results of Operation-Capital Resources". In addition, under the terms of our Junior Subordinated Debentures due 2036, we would be precluded from paying dividends on the common stock if we were in default under the Debentures, if we exercised our right to defer payments of interest on the Debentures, or if certain related defaults occurred.

We maintain a dividend reinvestment plan enabling participating shareholders to elect to purchase shares of our common stock in lieu of receiving cash dividends. Such shares may be newly issued securities or acquired in the market on behalf of participating shareholders at their then fair market value.

In June 2006 our Board of Directors authorized management, in its discretion, to repurchase up to 300,000 shares, representing approximately 3.8% of our common stock by no later than June 30, 2007. Although we may not repurchase all 300,000 within the allotted time period, the program will allow us to repurchase our shares as opportunities arise at prevailing market prices in open market or privately negotiated transactions. Shares repurchased are held as treasury stock and accordingly, are accounted for as a reduction of stockholder's equity. There were no repurchases of shares in the fourth quarter.

Performance Graph

The following graph shows the cumulative stockholder return on our common stock over the last five fiscal years compared to the returns of Standard & Poors 500 Stock Index and the Nasdaq Bank Index, prepared for Nasdaq by the Center for Research in Securities Prices at the University of Chicago.


Cumulative Total Return
200.00
150.00
100.00
50.00
0.00
2001
2002
2003
2004
2005
2006
Baylake
Nasdaq Bank
S&P

	2001	2002	2003	2004	2005	2006
Baylake Corp.	100.00	105.30	119.30	148.10	143.50	147.90
Nasdaq Bank Index	100.00	107.00	141.80	160.90	157.70	179.20
S&P 500	100.00	77.90	100.20	111.20	116.60	135.00

(1) Assumes $100 invested on December 31, 2001 in each of Baylake Corp. common stock, the Standard & Poors 500 Stock Index and the Nasdaq Bank Index. Dividends are assumed to be reinvested.

ITEM 6. SELECTED FINANCIAL DATA

BAYLAKE CORP.
FIVE YEAR SELECTED CONSOLIDATED FINANCIAL DATA

Year Ended December 31,

	2006	2005	2004	2003	2002
	(dollars in thousands, except per share data)				
Results of operations:					
Interest and dividend income	$ 70,014	$ 61,538	$ 50,362	$ 47,474	$ 51,564
Interest expense	36,378	26,660	16,357	18,416	22,188
Net interest income	33,636	34,878	34,005	29,058	29,376
Provision for loan losses	903	3,217	1,599	5,650	5,700
Net interest income after provision for loan losses	32,733	31,661	32,406	23,408	23,676
Other income:					
Fees from fiduciary activities	1,025	780	703	677	637
Fees from loan servicing	1,092	1,131	1,079	1,470	1,587
Fees for other services to customers	4,988	4,759	4,608	4,053	3,573
Gain from sale of loans	825	1,013	1,372	2,449	1,425
Securities gains, net	-	52	-	-	509
Increase in cash surrender value of life insurance	922	784	772	821	450
Gains (losses), net from sales and disposals of fixed assets	287	2,383	475	(1)	-
Gain on sale of Arborview	-	-	-	538	-
Rental income	-	-	-	67	705

Death benefit of life insurance	23	-	-	-	754
Other	575	695	517	566	1,373
Total other income	9,737	11,597	9,526	10,640	11,013
Non-interest expense:					
Salaries and employee benefits	19,414	16,733	15,283	14,183	13,743
Occupancy	2,373	2,441	2,156	2,087	2,163
Equipment	1,658	1,564	1,373	1,438	1,422
Data processing and courier	1,269	1,163	1,125	1,087	1,040
Provision for impairment of letter of credit	27	2,191	-	-	-
Operation of other real estate	376	399	599	378	203
Other operating expenses	7,212	6,028	5,943	4,858	4,820
Total non-interest expense	32,329	30,519	26,479	24,031	23,391
Income before income tax	10,141	12,739	15,453	10,017	11,298
Income tax provision	2,765	3,836	4,680	2,060	2,575
Net income	$ 7,376	$ 8,903	$ 10,773	$ 7,957	$ 8,723
Per Share Data: (1)					
Net income per share (basic)	$0.95	$ 1.15	$ 1.41	$ 1.06	$ 1.17
Net income per share (diluted)	0.94	1.14	1.40	1.04	1.15
Cash dividends per common share	0.64	0.61	0.57	0.53	0.49
Book value per share	10.50	10.09	9.91	9.16	8.74
Selected Financial Condition Data (at end of period):					
Total assets	$1,111,684	$1,089,408	$1,047,748	$974,740	$904,656
Securities	188,315	171,638	197,392	176,815	133,139
Gross loans	819,568	812,296	757,228	715,022	682,512
Total deposits	878,911	856,711	844,541	783,292	740,324
Short-term borrowings (2)	4,480	1,315	1,284	23,359	10,056
Other borrowings (3)	115,179	125,185	100,192	75,092	65,000
Subordinated debentures	16,100	16,100	16,100	16,100	16,100
Total shareholders' equity	82,193	78,544	76,205	69,628	65,400
Performance Ratios:					
Return on average assets	0.67%	0.82%	1.07%	0.87%	1.00%
Return on average total shareholders' equity	9.33%	11.51%	14.88%	11.86%	13.82%
Dividend payout ratio	67.67%	52.99%	40.49%	50.22%	41.99%
Net interest margin (4)	3.44%	3.60%	3.76%	3.56%	3.80%
Net interest spread (4)	3.05%	3.27%	3.52%	3.27%	3.47%
Non-interest income to average assets	0.89%	1.07%	0.94%	1.16%	1.26%
Non-interest expense to average assets	2.94%	2.81%	2.63%	2.62%	2.68%
Net overhead ratio (5)	2.06%	1.74%	1.68%	1.46%	1.42%
Average loan-to-average deposit ratio	94.73%	94.16%	93.63%	93.01%	94.71%
Average interest-earning	111.09%	112.73%	113.59%	113.19%	111.71%

assets to average interest-bearing liabilities					
Asset Quality Ratios: (6)					
Non-performing loans to total loans	3.40%	0.85%	0.78%	2.27%	3.24%
Allowance for loan losses to:					
Gross loans	0.98%	1.18%	1.38%	1.70%	1.67%
Non-performing loans	29.46%	137.58%	176.44%	74.95%	51.66%
Net charge-offs to average loans	0.29%	0.52%	0.45%	0.70%	0.35%
Non-performing assets to total assets	3.02%	0.94%	0.81%	1.90%	2.76%
Capital Ratios: (7)					
Shareholders' equity to assets	7.39%	7.21%	7.27%	7.14%	7.23%
Tier 1 risk-based capital	9.77%	9.70%	9.75%	9.53%	9.74%
Total risk-based capital	10.63%	10.73%	10.95%	10.78%	10.99%
Leverage ratio	8.33%	8.27%	8.27%	8.38%	8.24%

(1) Earnings per share are based on the weighted average number of shares outstanding for the period.
(2) Consists of federal funds purchased and repurchase agreements.
(3) Consists of Federal Home Loan Bank term notes and borrowings from unaffiliated correspondent bank.
(4) Net interest margin represents net interest income as a percentage of average interest-earning assets, and net interest rate spread represents the difference between the weighted average yield on interest-earning assets and the weighted average cost of interest-bearing liabilities.
(5) Net overhead ratio represents the difference between non-interest expense and non-interest income, divided by average assets.
(6) Non-performing loans consist of non-accrual loans, guaranteed loans 90 days or more past due but still accruing interest and restructured loans. Non-performing assets include non-performing loans and foreclosed assets.
(7) The capital ratios are presented on a consolidated basis. For information on our regulatory capital requirements, see Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations-Capital Resources" and Item 1. "Business-Regulation and Supervision".

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

The following sets forth management's discussion and analysis of our consolidated financial condition and results of operations, which may not be otherwise apparent from the consolidated financial statements included in this report at Item 8. This discussion and analysis should be read in conjunction with those financial statements, related notes, the selected financial data and the statistical information presented elsewhere in this report for a more complete understanding of the following discussion and analysis.

Critical Accounting Policies

In the course of our normal business activity, management must select and apply many accounting policies and methodologies that lead to the financial results presented in our consolidated financial statements. Some of these policies are more critical than others.

Allowance for Loan Losses: The allowance for loan losses ("ALL") represents management's estimate of probable incurred credit losses in the loan portfolio. Estimating the amount of the allowance for loan losses requires significant judgment and the use of estimates related to the amount and timing of expected future cash flows on impaired loans, estimated losses on pools of homogeneous loans based on historical loss experience, and consideration of current economic trends and conditions, all of which may be susceptible to significant change. The loan portfolio also represents the largest asset type on the consolidated balance sheet. Loan losses are charged off against the allowance, while recoveries of amounts previously charged off are credited to the allowance. A provision for loan losses is charged to operations based on management's periodic evaluation of the factors previously mentioned, as well as other pertinent factors.

The allowance for loan losses consists of an allocated component and an unallocated component. The components of the allowance represent an estimation pursuant to either Statement of Financial Accounting Standards No. ("SFAS") 5, Accounting for Contingencies, or SFAS 114, Accounting by Creditors for Impairment of a Loan. The allocated component of the allowance for loan losses reflects expected losses from analyses developed through specific credit allocations for individual loans and historical loss experience for each loan category. The specific credit allocations are based on regular analyses of all loans over a fixed-dollar amount where the internal credit rating is at or below a predetermined classification. These analyses involve a high degree of judgment in estimating the amount of loss associated with specific loans, including estimating the amount and timing of future cash flows and collateral values. Our historical loss experience is updated quarterly. The allocated component of the allowance for loan losses also includes consideration of concentrations and changes in portfolio mix and volume and other qualitative factors.

There are many factors affecting the allowance for loan losses; some are quantitative while others require qualitative judgment. The process for determining the allowance (which management believes adequately considers all of the potential factors which might possibly result in credit losses) includes subjective elements and, therefore, may be susceptible to significant change. To the extent actual outcomes differ from management estimates, additional provision for credit losses could be required that could adversely affect our earnings or financial position in future periods. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, should be charged-off.

Foreclosed Assets: Foreclosed assets acquired through or instead of loan foreclosure are initially recorded at fair value when acquired, less estimated costs to sell, establishing a new cost basis. If fair value declines subsequent to foreclosure, a valuation allowance is recorded through expense. Costs after acquisition are expensed.

Provision for Impairment of Standby Letter of Credit: The provision for impairment of letter of credit represents management's estimate of probable incurred losses on an off-balance sheet standby letter of credit which is used to accommodate our customer's borrowing arrangements with an unrelated third party. In the event of further impairment, a provision for impairment of standby letter of credit is charged to operations based on management's periodic evaluation of the factors affecting this standby letter of credit. See the Non-Interest Expense discussion in the Management's Discussion and Analysis of Financial Condition and Results of Operations for further information.

Income Tax Accounting: The assessment of tax assets and liabilities involves the use of estimates, assumptions, interpretations, and judgments concerning certain accounting pronouncements and federal and state tax codes. There can be no assurance that future events, such as court decisions or positions of federal and state taxing authorities, will not differ from management's current assessment, the impact of which could be significant to the consolidated results of our operations and reported earnings. We believe that the tax assets and liabilities are adequate and properly recorded in the consolidated financial statements. See Note 15-"Income Tax Expense" for further information. For a discussion of certain Wisconsin income tax developments that could affect us, see the discussion in the "Income Statement Analysis-2006 compared to 2005-Income Taxes."

Income tax expense may be affected by developments in the state of Wisconsin. Like many financial institutions that are located in Wisconsin, a subsidiary of our bank located in the state of Nevada holds and manages various investment securities. Due to that fact that these subsidiaries are out of state, income from their operations has not been subject to Wisconsin state taxation. Although the Wisconsin Department of Revenue ("Department") issued favorable tax rulings regarding Nevada subsidiaries of Wisconsin financial institutions, the Department representatives have stated that the Department intends to revoke those rulings and tax some or all these subsidiaries' income, even though there has been no intervening change in the law. The Department also implemented a program in 2003 for the audit of Wisconsin financial institutions who have formed and contributed assets to subsidiaries located in Nevada; to date, we have not been audited on these matters.

The Department sent letters in late July 2004 to financial institutions in Wisconsin, whether or not they are undergoing an audit, reporting on settlements involving 17 banks and their out-of-state investment subsidiaries. The letter provided a summary of currently available settlement parameters. For periods before 2004, they include: restrictions on the types of subsidiary income excluded from Wisconsin taxation; assessment of certain back taxes for a limited period of time; and interest (but not penalties) on any past-due taxes. For 2004 and going forward, there are similar provisions plus limits on the amount of subsidiaries' assets as to which their income will be excluded from Wisconsin tax. Settlement on the terms outlined would result in the Department's rescission of related prior letter rulings, and would purport to be binding going forward except for future legislation or change by mutual agreement. By implication, the Department appears to accept the general proposition that some out-of-state investment subsidiary income is not subject to Wisconsin taxes.

We continue to believe that we have reported income and paid Wisconsin taxes correctly in accordance with applicable tax laws and the Department's prior longstanding interpretations thereof, including interpretations issued specifically to it. However, in view of the Department's subsequent change in position (even if that change does not have a basis in law), the aggressive stance now being taken by the Department, the settlements by some other banks, and the potential effect that decisions by other similarly situated institutions may have on our alternatives going forward, we have determined that we would consider a settlement proposal from the Department; however, we have not yet received a specific proposal nor has any assessment been made against us. The Department made contact with our outside counsel in June 2006 with the intention of gathering various financial data from us for the purpose of preparing a formal settlement proposal for us. To this point, the Department has not provided counsel with any formal request. We will respond to the Department's request once a formal request is provided. We will need to review any settlement proposal in more specific detail to quantify in any definitive way the Department's view of its exposure and to evaluate alternatives. Although there will likely be challenges to the Department's actions and interpretations, our net income could be reduced if the Department succeeds in its actions and interpretations. We could also incur costs in the future to address any action taken against it by the Department. As of March 5, 2007 there has been no change in the status of this tax matter.

Overview

We are a full-service financial services company, providing a wide variety of loan, deposit and other banking products and services to our business, individual or retail, and municipal customers, as well as a full range of trust, investment and cash management services. We are the bank holding company of Baylake Bank, chartered as a state bank in Wisconsin and a member bank of the Federal Reserve and Federal Home Loan Bank.

From an industry and national perspective, our profitability, like most financial institutions, is dependent to a large extent upon net interest income. Results of operations are also affected by the provision for loan losses, operating expenses such as salaries and employee benefits, occupancy and other operating expenses, including income taxes, and to a lesser extent, non-interest income such as trust revenues, loan servicing fees and service charge income derived from deposit accounts. Economic conditions, competition and the monetary and fiscal policies of the Federal government in general, significantly affect financial institutions, including us. During the latter half of 2004 continuing through mid-year 2006, the Federal Reserve Board ("FRB") steadily increased interest rates intended to stabilize the current economy and keep inflation under control, since the general health of the United States economy had recovered. Since mid-year 2006, the Fed has kept interest rates stable, with no further changes occurring. Net interest income decreased for 2006, as the increasing rate environment compressed our interest spread for the period. Lending activities are also influenced by regional and local economic factors. Some specific factors may include the demand for and supply of housing, competition among lenders, interest rate conditions and prevailing market rates on competing investments, customer preferences and levels of personal income and savings in our market area.

In the last several years, we have initiated strategic changes to our bank operations intended to enhance our utilization of resources, and the effectiveness of customer services within our primary market area. We have developed an internal customer relationship management system ("CRM") to manage and to more effectively market to our internal customer base.

We continue to dedicate resources to our goal of improving asset quality, especially related to our level of non-performing commercial loans. Changes are being implemented to our regional and overall bank credit approval structure, which we believe will strengthen and improve our credit underwriting process. As part of these changes, a newly created position of Chief Credit Officer has been added to the management team. This position will be primarily responsible for credit quality.

Performance Summary

The following is a brief summary of some of the factors, which have affected our earnings in 2006. See the balance of this section for a more thorough discussion.

The Company reported net income of $7.4 million for the year ended December 31, 2006, a decrease of $1.5 million or 17.2% compared to $8.9 million earned in 2005. Basic and diluted earnings per share were $0.95 and $0.94, respectively, for 2006 compared to $1.15 and $1.14 for 2005. Return on average assets for the year ended December 31, 2006 was 0.67% and 0.82% for 2005. The return on average equity was 9.33% for 2006 and 11.51% for 2005. Cash dividends declared in 2006 increased 4.9% to $0.64 per share compared with $0.61 in 2005. Key factors behind these results were:

- Net interest income and net interest margin were impacted in 2006 by an increasing interest rate environment for the first half of 2006, thereby decreasing interest spread. The continued pressure from the rise in short-term interest rates resulting in a flattening of the yield curve negatively affected net interest margin for 2006 relative to a year earlier.
- Tax-equivalent net interest income was $34.9 million for 2006, a decrease of $1.3 million or 3.6% from 2005. Tax-equivalent interest income increased $8.4 million, while interest expense increased $9.7 million. The decrease in tax-equivalent net interest income was attributable to unfavorable rate variances reducing tax-equivalent net interest income by $2.5 million. Offsetting the decrease were favorable volume variances (with balance sheet growth and differences in the mix of average earning assets and average interest-bearing liabilities adding $1.2 million to tax-equivalent net interest income). The primary reason for the overall decrease was due to an increase in non-performing loans. Non-performing loans are placed in non-accrual status and interest income not yet paid is reversed, thus decreasing interest income. In addition, an increase in short-term interest rates had a direct influence on wholesale and retail funding costs for 2006. Average earning assets remained relatively stable at $1.0 billion, while interest-bearing liabilities increased $21.2 million to $911.4 million.
- The net interest margin for 2006 was 3.44%, compared to 3.60% in 2005. The 16 basis points ("bps") decrease in net interest margin is the result of a 22 bps decrease in interest rate spread (the net of a 100 bps increase in the cost of interest-bearing liabilities, offset by a 78 bps increase in the yields on earning assets), and a 6 bps higher contribution from net free funds.
- Total loans were $819.6 million at December 31, 2006, an increase of $7.3 million or 0.9%, from December 31, 2005. Commercial real estate loans decreased $3.1 million (0.7%) and represented 56.6% of total loans at December 31, 2006, compared to 57.6% at year-end 2005. Total deposits were $878.9 million at December 31, 2006, an increase of $22.2 million or 2.6% from year-end 2005.
- Asset quality had mixed results during 2006. Charge-offs were down from a year ago. Net loan charge-offs were $2.4 million in 2006, a decrease of $1.7 million over 2005 results. Net loan charge-offs for commercial loans represented $1.0 million of the $2.4 million total in 2006. Net loan charge-offs represented 0.20% of average loans in 2006 compared to 0.52% in 2005. Because we had reserved for a majority of these charge-offs prior to 2006, the provision for loan losses decreased to $903,000 at December 31, 2006 compared to $3.2 million at December 31, 2005. The ratio of allowance for loan losses to total loans was 0.98% and 1.18% at December 31, 2006 and 2005, respectively. Non-performing loans were $27.8 million at December 31, 2006, representing 3.4% of total loans, compared to $6.9 million or 0.85% at year-end 2005. Non-performing loans were impacted by six relationships which represent $17.4 million of the increase. While management has concerns over the ability of the borrowers to repay in accordance with contractual terms, and has put these loans on non accrual, management currently believes that the collateral is sufficient to repay the unpaid principal balance of these loans. We are continually monitoring these relationships and will make provisions as necessary if the facts and circumstances change.
- Non-interest income was $9.7 million for 2006, a decrease of $1.9 million or 16.0% from 2005 results. A $2.1 million decrease in net gains from sales of fixed assets and a gain on the sale of Pulse stock in 2005 totaling $200,000 accounted for much of the decrease from 2005. An increase in fees for other services to customers of $229,000 and a $245,000 increase in fiduciary fees were primarily attributable for the remainder of the change in non-interest income.
- Non-interest expense was $32.3 million, an increase of $1.8 million over 2005 results. This was the result of increases in personnel expense, occupancy and equipment expense and professional services expense. This was partially offset by a reduction in the provision for impairment expense on an off-balance sheet letter of credit.
- Income tax expense decreased to $2.8 million, a decrease of $1.1 million from 2005. The decrease was primarily attributable to lower taxable income. The effective tax rate was 27.3% in 2006 compared to 30.1% in 2005.

INCOME STATEMENT ANALYSIS

2006 compared to 2005

Net Interest Income

Net interest income in the consolidated statements of income (which excludes the tax equivalent adjustment) was $33.6 million, compared to $34.9 million in 2005. Net interest income in 2006 was negatively impacted by the high level of non-performing loans. Interest income is not recognized on these loans until paid, thus reducing our earnings. The tax equivalent adjustments (adjustments needed to bring tax-exempt interest to a level that would yield the same after-tax income had that income been subject to taxation using a 34% tax rate) of $1.2 million for 2006 and $1.3 million for 2005 resulted in a tax-equivalent net interest income of $34.9 million and $36.2 million, respectively.

Net interest income is impacted by the difference between rates earned on interest-earning assets and rates paid on interest-bearing liabilities (interest rate spread) and the relative amounts of interest-earning assets and interest-bearing liabilities. The interest income and interest expense of financial institutions are significantly affected by general economic conditions, competition, policies of regulatory authorities and other factors.

Interest rate spread and net interest margin are utilized to measure and explain changes in net interest income. Interest rate spread is the difference between the yield on earning assets and the rate paid for interest-bearing liabilities that fund those assets. The net interest margin is expressed as the percentage of net interest income to average earning assets. The net interest margin exceeds interest rate spread because non-interest bearing sources of funds ("net free funds"), principally demand deposits and stockholders' equity, also support earning assets. To compare tax-exempt asset yields to taxable yields, the yield on tax-exempt loans and securities is computed on a tax equivalent basis. The narrative discusses net interest income, interest rate spread and net interest margin on a tax equivalent basis.

Table 1 provides average balances of earning assets and interest-bearing liabilities, interest income and expense, and the corresponding interest rates earned and paid, as well as net interest income, interest spread, and net interest margin on a tax-equivalent basis for the three years ended December 31, 2006, 2005 and 2004.

Net interest income in the consolidated statements of income (including tax equivalent adjustment) was $34.9 million in 2006, compared to $36.2 million in 2005. The decrease in 2006 net interest income of $1.3 million was a function of unfavorable interest rate changes, partially offset by a higher level of earning assets. The net interest margin for 2006 was 3.44% compared to 3.60% in 2005. The 16 bps decrease in net interest margin is attributable to a 22 bps decrease in interest rate spread (with a 78 bps increase in the yield on earning assets, substantially offset by a 100 bps higher cost of interest-bearing liabilities), and a 6 bps higher contribution from net free funds. Interest rates generally rose during the first half of 2006, increasing 100 bps as the FRB attempted to keep inflation in control.

The Federal Funds rate at December 31, 2006, was at 5.17% compared to 4.16% at year-end 2005. We had positioned the balance sheet to be slightly asset sensitive (which means that assets will re-price faster than liabilities); thus, the rate increases would impact net interest income positively. However, the high level of non-performing loans limited the benefit we anticipated in the rising rate environment. We expect that in a gradually increasing rate environment, our income statement would benefit from asset sensitivity over the long term, although changes in the portfolio or the pace of increases could affect that trend.

As shown in the rate/volume analysis in Table 2, volume changes added $1.2 million to tax equivalent net interest income in 2006, while rate changes resulted in a $2.5 million decrease, for a net decrease of $1.3 million. Relative to changes in balance sheet mix, the growth and composition change of earning assets added $1.2 million to tax equivalent net interest income in 2006 with no offsetting growth and composition change in interest-bearing liabilities. Rate changes on earning assets increased interest income by $7.3 million but were more than offset by changes in rates on interest-bearing liabilities that increased interest expense by $9.7 million, for an unfavorable impact of $2.4 million.

For 2006, the yield on earning assets improved 78 bps to 7.04%, in large part attributable to an increase of 86 bps in the loan yield. The average loan yield was 7.57% in 2006. Increases during 2006 in the interest rate environment were a primary factor in the improvement in loan yields. Competitive pricing on new and refinanced loans dampened efforts for further improvements in loan yields in 2006. The yield on securities and short-term investments combined was up 18 bps to 4.80%.

For 2006, the cost of interest-bearing liabilities increased 100 bps compared to 2005, to 3.99%, aided by an increasing interest rate environment through the first half of the year. The combined average cost of interest-bearing deposits was 3.71%, up 106 bps from 2005, primarily from increases in the short-term interest rate environment during 2006 offset to a lesser degree by an increase in the mix of lower-cost transaction accounts. The cost of wholesale funding (comprised of federal funds purchased; repurchase agreements; FHLB advances and subordinated debentures) increased by 97 bps to 5.53% for 2006, impacted unfavorably by an increase in the interest rate environment and its affect on wholesale funding costs during the year.

Average earning assets were $1.0 billion in 2006, an increase of $9.0 million, or 0.9%, from 2005. Average loans outstanding grew to $818.1 million in 2006 from $789.3 million in 2005, an increase of 3.6%. The increase in the interest rate environment was a significant contributing factor to net interest income. The mix of average loans to average total assets increased to 74.50% in 2006 from 72.7% in 2005. For 2006, tax equivalent interest income on loans increased $2.0 million from growth and increased $7.0 million from the impact of the interest rate and competitive environment. Balances of securities and short-term investments decreased $19.8 million on average. Tax equivalent interest income on securities and short-term investments decreased $851,000 from volume changes, and increased $293,000 from the impact of the rate environment, for a net $558,000 decrease to tax equivalent interest income.

Average interest-bearing liabilities increased $21.2 million, or 2.4%, from 2005, while net free funds (the total of demand deposits, accrued expenses, other liabilities and stockholders' equity less non-interest earning assets) decreased $12.2 million. The decrease in net free funds is attributable to the shift from demand deposits to NOW accounts. The primary reason for this is the High Performance Checking (HPC) account product offering that originally started in October of 2005. Average non-interest bearing demand deposits decreased by $12.6 million, or 11.7%. Average interest-bearing deposits grew $37.8 million, or 5.2%, to $768.6 million. This growth resulted from increases in interest-bearing demand deposits, savings accounts, and time deposits less than $100,000 offset by a decline in time deposits greater than $100,000. Interest expense on interest-bearing deposits increased $8.4 million from the impact of the rate environment and increased $698,000 from volume and mix changes resulting in an increase of $9.1 million in interest expense. Average wholesale-funding sources decreased by $16.7 million during 2006. For 2006, interest expense on wholesale funding sources decreased by $740,000 due to volume changes and increased by $1.4 million from higher rates, for a net increase of $611,000 versus 2005 results.

Table 1: Average Balances and Interest Rates (interest and rates on a tax-equivalent basis)

Year ended December 31,

	2006			2005			2004		
	Average Balance (1)	Interest	Average Rate	Average Balance (1)	Interest	Average Rate	Average Balance (1)	Interest	Average Rate
	(dollars in thousands)								
ASSETS:									
Earning Assets									
Loans (2)(3)(4)	$ 818,086	61,909	7.57%	$ 789,316	52,946	6.71%	$ 740,605	42,583	5.75%
U.S. Treasuries	72	3	4.17%	195	9	4.62%	195	9	4.62%
Agencies	136,226	5,928	4.35%	157,293	6,326	4.02%	148,874	5,922	3.98%
State and Municipal Obligations (2)	39,728	2,573	6.48%	41,766	2,835	6.79%	31,974	2,252	7.04%
Other Securities	10,671	450	4.22%	11,077	598	5.40%	10,649	664	6.24%
Federal funds sold	5,694	290	5.09%	876	29	3.31%	170	4	2.35%
Other money market Instruments	1,983	89	4.49%	3,010	94	3.12%	2,148	24	1.12%
Total earning assets	$1,012,460	$71,242	7.04%	$1,003,533	$62,837	6.26%	$ 934,615	$51,458	5.51%
Non-interest earning	85,640			81,671			73,919		

Assets									
Total assets	$1,098,100			$1,085,204			$ 1,008,534		
LIABILITIES AND STOCKHOLDERS' EQUITY									
Interest bearing Liabilities									
NOW accounts	$ 103,740	$ 2,353	2.27%	$ 90,782	$ 1,500	1.65%	$ 89,648	$ 782	0.87%
Savings accounts	263,018	8,970	3.41%	221,414	4,998	2.26%	199,942	1,875	0.94%
Time deposits> $100M	218,116	9,558	4.38%	239,682	7,752	3.23%	207,750	4,983	2.40%
Time deposits<$100M	183,755	7,604	4.14%	178,912	5,132	2.87%	188,571	4,328	2.30%
Total interest-bearing Deposits	768,629	28,485	3.71%	730,790	19,382	2.65%	685,911	11,968	1.74%
Federal funds Purchased	7,496	394	5.26%	25,526	891	3.49%	24,402	388	1.59%
Repurchase Agreements	1,207	48	3.98%	1,419	39	2.75%	1,127	13	1.15%
FHLB advances	117,702	5,745	4.88%	116,407	4,309	3.70%	95,291	2,293	2.41%
Subordinated Debentures	16,365	1,705	10.42%	16,100	2,039	12.66%	16,100	1,695	10.53%
Long term debt	-	-	-	-	-	-	-	-	-
Total interest-bearing Liabilities	$ 911,399	$36,377	3.99%	$ 890,242	$26,660	2.99%	$ 822,831	$16,357	1.99%
Demand deposits	94,938			107,506			105,134		
Accrued expenses and other liabilities	12,672			10,091			8,182		
Stockholders' equity	79,091			77,365			72,387		
Total liabilities and Stockholders' equity	1,098,100			$1,085,204			$1,008,534		
Net interest income And rate spread		$34,865	3.05%		$36,177	3.27%		$35,101	3.52%
Net interest margin			3.44%			3.60%			3.76%

(1) Average balances were generally computed using daily balances.
(2) The yield on tax exempt loans and securities is computed on a tax-equivalent basis using a tax rate of 34% for all periods presented.
(3) Nonaccrual loans and loans held for sale have been included in the average balances.
(4) Interest income includes loan fees, net of amortization.

Table 2: Rate/Volume Analysis (1)

	2006 compared to 2005 Increase (Decrease) due to			2005 compared to 2004 Increase (Decrease) due to		
	Volume	Rate	Net	Volume	Rate	Net
	(dollars in thousands)					
Interest income:						
Loans (2)	$ 1,994	$ 6,969	$ 8,963	$ 2,949	$ 7,414	$ 10,363
U.S. treasuries	(5)	(1)	(6)	-	-	-
Agencies	(890)	492	(398)	338	66	404
State and municipal obligations (2)	(21)	(127)	(148)	667	(84)	583
Other securities	(135)	(127)	(262)	26	(92)	(66)
Federal funds sold	238	23	261	23	2	25
Other money market	(38)	33	(5)	13	57	70

instruments						
Total earning assets	$ 1,143	$ 7,262	$ 8,405	$ 4,016	$ 7,363	$ 11,379
Interest expense:						
NOW accounts	$ 236	$ 617	$ 853	$ 10	$ 708	$ 718
Savings accounts	1,068	2,904	3,972	221	2,902	3,123
Time deposits	(606)	4,884	4,278	617	2,956	3,573
Federal funds Purchased	(815)	318	(497)	19	484	503
Repurchase Agreements	(6)	15	9	4	22	26
FHLB advances	48	1,388	1,436	588	1,428	2,016
Subordinated debentures	33	(367)	(334)	-	344	344
Long term debt	-	-	-	-	-	-
Total interest-bearing liabilities	$ (42)	$ 9,759	$ 9,717	$ 1,459	$ 8,844	$ 10,303
Net interest income	$ 1,185	$ (2,497)	$ (1,312)	$ 2,557	$ (1,481)	$ 1,076

(1) The change in interest due to both rate and volume has been allocated proportional to the relationship to the dollar amounts of the change in each.
(2) The yield on tax-exempt loans and securities is computed on an FTE basis using a tax rate of 34% for all periods presented.

Provision for Loan Losses

The provision for loan losses ("PFLL") is the periodic cost of providing an allowance for probable incurred losses. As previously discussed, the allowance consists of specific and general components. Our internal risk system is used to identify loans that meet the criteria as being "impaired" under the definition of SFAS 114. The specific component relates to loans that are individually classified as impaired or loans otherwise classified as substandard or doubtful. These identified loans for potential impairment are assigned a loss allocation based upon that analysis. The general component covers non-classified loans and is based on historical loss experience adjusted for current factors. These current factors include loan growth, net charge-offs, changes in the composition of the loan portfolio, delinquencies, management's evaluation of loan quality, general economic factors and collateral values.

The PFLL in 2006 was $903,000. The PFLL in 2005 and 2004 was $3.2 million and $1.6 million, respectively. At December 31, 2006, the allowance for loan losses (ALL) was $8.1 million, compared to $9.6 million at December 31, 2005. Net charge-offs were $2.4 million for 2006, compared to $4.1 million for 2005 and $3.3 million for 2004. During 2005 we had reserved on a majority of the loans charged-off in 2006. As such, these charge-offs did not have a significant impact on the current year provision. In addition, even though the non-performing and impaired loans increased year over year, the amount allocated to impaired loans decreased by $1.1 million. This is primarily due to the fact that there are $17.4 million of these loans that management currently believes the collateral is sufficient to repay the unpaid principal balance of these loans.

For additional discussion, see Note 3 in the Notes to Consolidated Financial Statements. Net charge-offs as a percent of average loans were 0.29%, 0.52%, and 0.45% for 2006, 2005, and 2004, respectively. The ratio of the ALL to gross loans was 0.98% at December 31, 2006, compared to 1.18% at December 31, 2005 and 1.38% at December 31, 2004.

Management believes that the current provision conforms to our loan loss reserve policy and is adequate in view of the present condition of the loan portfolio and the amount and quality of the collateral supporting non-performing loans. We are continually monitoring the non-performing relationships and will make provisions, as necessary, if the facts and circumstances change. In addition, notwithstanding the non-performing loans, a decline in the quality of our loan portfolio, as a result of general economic conditions, factors affecting particular borrowers or our market area, or otherwise, could affect the adequacy of the allowance. If there are significant charge-offs against the allowance, or we otherwise determine that the allowance is inadequate, we will need to make higher provisions in the future. See "Risk Management and the Allowance for Loan Losses" below for more information related to non-performing loans.

Non-Interest Income

Total non-interest income for 2006 was $9.7 million, a $1.9 million or 16.0% decrease from 2005. Non-interest income in 2005 included income from the sale of two properties. The non-interest income to average assets ratio was 0.89% for the year ended December 31, 2006 compared to 1.07% for the same period in 2005. Trust service fees, fees from loan servicing, gains from sales of loans and service charges continue to be the primary components of non-interest income.

In 2006, gains from sales of loans were curtailed by a slowdown in refinancing activity throughout the industry due to higher mortgage rates, similar to the year 2005, as well as a slowdown in the Small Business Administration loan sales activity. Loan servicing fees decreased $39,000 and gains from sales of loans decreased $188,000 between the comparable periods of 2006 and 2005. As interest rates increased over the first half of the year, we have continued to experience a decline in the number of loan applications. Secondary loan production declined 14.1% between the comparable twelve-month periods ($41.2 million in 2006 versus $48.3 million in 2005).

The 2006 increase of $110,000 in service charges on deposit accounts was due in part to the implementation of a High Performance Checking program ("HPC") in the fourth quarter of 2005. This has resulted in additional overdraft income, partially offset by a reduction in the number of service charge paying personal checking accounts and reduced service charges on commercial checking accounts as the earnings credit rate has increased.

Financial service income increased $139,000 as a result of additional brokerage business generated.

For 2006, a gain of $103,000 was realized on the sale of a condominium unit at Baylake City Center to an unrelated third party. Also, a gain of $188,000 was realized in the sale of bank land located in the Green Bay market area.

In 2005, non-interest income included gains totaling $2.7 million from two property sales. These gains were offset by losses of $379,000 on various bank properties sold or written down during the period. These losses relate primarily to the sale of two buildings and land formerly used as branch offices. In addition, the bank closed one leased facility during the year, for which leasehold improvements were written off.

Non-Interest Expense

Non-interest expense in 2006 increased to $32.3 million, a $1.8 million or 5.9% increase compared to 2005 results, primarily as a result of increased personnel expense, professional services, other operating expense and recruiting fees, offset by a reduction in the provision taken for the impairment of an off-balance sheet letter of credit. In 2005, a $2.2 million charge was taken for impairment related to an off-balance sheet letter of credit compared to a provision of $27,000 in 2006. This followed a $4.0 million or 15.3% increase of non-interest expense in 2005 as compared to 2004.

Salaries and employee benefits expense is the largest component of non-interest expense and totaled $19.4 million in 2006, an increase of $2.7 million, or 16.1%, as compared to 2005 results. The increase in 2006 primarily resulted from staffing increases, increased benefit costs and normal salary increases partially offset by a decrease in bonus expense. Salary costs increased $2.1 million, or 17.6 %, for 2006 compared to 2005 results as a result of increased staffing and normal salary increases. Also impacting the increase in salary expenses were severance costs related to the termination of certain executives resulting from a recently implemented management restructuring. This accounted for $266,000 or 2.3% of the increase. The number of full-time equivalent employees increased to 336 in 2006 from 317 in 2005, an increase of 6.0%.

Contributing to the increase in salary and employee benefits were expenses related to the Baylake Bank Supplemental Executive Retirement Plan ("Plan"), which is intended to provide certain management and highly compensated employees of the Bank who have contributed, and are expected to continue to contribute to our success by providing for deferred compensation in addition to that available under our other retirement programs. Costs associated with the Plan amounted to $799,000 for 2006. Accrued benefit costs, principally for health insurance, pension costs and bonus expense, represent the remaining increase in personnel-related costs. The increase in health insurance costs is expected to continue for 2007. Management will continue its efforts to control salaries and employee benefit expense, although increases in these expenses are likely to continue in future years as the Company continues to grow.

Net occupancy expense for 2006 totaled $2.4 million, showing a decrease of $68,000 compared to 2005. Additional costs were incurred for real estate tax expense for properties purchased in the Fox Valley area, as well as normal occupancy-related expense increases. However, 2005 results included costs of $265,000 for lease termination costs that did not recur in 2006.

Data processing and courier expense in 2006 increased $106,000 due to an increase in the volume of accounts processed. Management estimates that data processing expense should show minimal increases in the future with adjustments related only to any volume increases incurred.

Other real estate expenses are netted against income received in the determination of net other real estate owned expense. Other real estate owned showed net expense from the operation of other real estate of $376,000 in 2006. Gains of $242,000 from seven commercial property sales and one residential property sale were realized in 2006 and offset by losses of $166,000 from the sale of four commercial properties and one residential property during 2006 for a net gain of $76,000.

The provision for impairment loss on the letter of credit of $27,000 relates to a liability for our exposure on a standby letter of credit. This compares to an impairment change of $2.2 million in 2005 on that same letter of credit. The letter of credit supports secondary market financing on behalf of the borrower. We believe the collateral and cash flows will be sufficient to support the balance of the standby letter of credit at December 31, 2006. We continue to monitor the financial condition of the borrower on an ongoing basis and if it continues to deteriorate, may need to provide additional reserves with respect to the off-balance sheet commitment.

Other operating expenses in 2006 increased $683,000 or 11.9% to $6.4 million as compared to $5.8 million in 2005. Loan and collection expenses were $501,000 higher than a year ago. This is primarily related to costs on two loans that are in the collection process. In addition, costs totaling $589,000 were incurred in 2006 for property management fees, real estate taxes, legal fees, insurance, and operating expenses. In 2007, these costs are expected to continue until the properties are sold.

Employee acquisition expenses are up $279,000 compared to 2005. The increased costs are attributed to $286,000 of recruiting fees that were paid for the hiring of employees for key positions, including the hiring of the new president. These costs are not expected to continue in 2007.

Costs related to other outside services were $368,000 higher in 2006. The primary item increasing these costs were expenses of $378,000 related to the High Performance Checking program, including mailing, consulting fees, and material costs. Since the program was renewed for another year in October 2006, a majority of these costs are expected to continue in 2007. Other costs of $89,000 for consulting expenses related to the Wealth Management restructure are not expected to continue in 2007.

Off-Balance Sheet Arrangements

We do not use interest rate contracts (e.g. swaps) or other derivatives to manage interest rate risk and have none of these instruments outstanding. Our bank does have, through its normal operations, loan commitments and standby letters of credit outstanding as of December 31, 2006 in the amount of $227.9 million and $21.3 million, respectively. These are further explained in Note 13 of the notes to our Consolidated Financial Statements.

Income Taxes

Income tax expense totaled $2.8 million in 2006, a decrease of $1.1 million compared to 2005 results. The lower tax expense in 2006 reflected the decrease in our income before income tax expense in 2006.

Our effective tax rate, income tax expense divided by income before taxes, was 27.3% in 2006 compared to 30.1% in 2005. Taxable income decreased while tax-exempt interest income from municipal loans and investments remained relatively constant causing the change in the effective tax rate.

See Note 1, "Summary of Significant Accounting Policies," and Note 15, "Income Tax Expense," of the notes to our consolidated financial statements for a further discussion of income tax accounting. Income tax expense recorded in the consolidated statements of income involves interpretation and application of certain accounting pronouncements and federal and state tax codes, and is, therefore, considered a critical accounting policy. We undergo examination by various taxing authorities. Such taxing authorities may require that changes in the amount of tax expense or valuation allowance be recognized when their interpretations differ from those of management, based on their judgments about information available to them at the time of their examinations.

2005 compared to 2004

General

We reported net income of $8.9 million in 2005 compared to $10.8 million for 2004. Basic and diluted earnings per share were $1.15 and $1.14, respectively, for 2005 compared to $1.41 and $1.40 for 2004. Return on average assets for the year ended December 31, 2005 was 0.82% and 1.07% for 2004. The return on average equity was 11.51% for 2005 and 14.88% for 2004. Cash dividends declared in 2005 increased 7.0% to $0.61 per share compared with $0.57 in 2004.

Net Interest Income

We earned net interest income of $34.9 million and $34.0 million in 2005 and 2004, respectively. Net interest income and net interest margin were impacted in 2005 by an increasing interest rate environment. The changes in the loan and security portfolios, discussed later, generally reflect upward trends in rates associated with lower risk assets in addition to the current market rates.

The year 2005 saw a decrease in our interest rate spread. Interest rates generally rose during much of 2005, increasing 200 bps over the year as the FRB attempted to keep inflation in control. The interest rate spread decreased 25 basis points in 2005 to 3.27% from 3.52% in 2004, as the average yield on earning assets increased 75 bps while the average rate paid on interest-bearing liabilities increased 100 bps over the same period. The increase in our earning assets yield reflects a higher rate environment impacting rates on the variable priced loans and re-pricing fixed rate loans (for competitive reasons). Increased investment interest income, which resulted from an increased investment portfolio, and higher yields on the investment portfolio, have contributed to an increase in the yields on interest earning assets. A higher rate environment also affected the funding side of the balance sheet. Yields on interest-paying liabilities increased 100 bps. Increased interest costs resulted from a higher rate environment offset to a lesser extent by increased competition for retail deposits and increased balances in time deposit accounts. Yields on interest bearing deposits increased 91 bps to 2.65% in 2005 from 1.74% in 2004.

The higher rate environment also had an effect in increasing yields on the wholesale funding side of the balance sheet. Yields on short-term borrowings increased 188 bps in 2005 compared to 2004, while yields on other borrowings increased 129 bps to 3.70% in 2005 from 2.41% in 2004.

The net interest margin for 2005 was 3.60% compared to 3.76% in 2004. The decrease in net interest margin was in part related to a rising interest rate environment in 2005, an increase in non-accrual loans, and a decrease in the free funds ratio. The interest rate environment increased in 2005, including the effect on our commercial loan Prime Rate. The overall environment in comparison to the second half of 2004, continued to drive the yield on commercial and other variable type loans higher into the year 2005.

Provision for Loan Losses

The provision for loan losses in 2005 was $3.2 million compared to $1.6 million in 2004. The provision was impacted by an increase in net loan charge-offs, an increase in the level of non-performing loans, risk levels inherent in the loan portfolio and the changing mix of the overall loan portfolio.

Non-Interest Income

Non-interest income during 2005 increased $2.1 million or 21.7% when compared to 2004. The primary factors increasing non-interest income were two property sales in 2005, with an aggregate gain of $2.7 million. A subsidiary sold property adjacent to a bank branch for $2.5 million to a third party resulting in a $2.2 million gain. In addition, a space related to the Baylake City Center project was sold to an unrelated third party resulting an a $410,000 gain. These gains were offset by losses of $379,000 on various bank properties sold or written down during the period.

A slowdown in loan refinancing activities throughout the industry impacted results. Gains from sales of loans decreased $359,000 between the comparable periods while loan servicing fees increased $52,000. In 2004, non-interest income included a gain recognized on the sale of bank land located at one of the Bank's branch locations in the Green Bay market area totaling $484,000.

Financial Service income increased $39,000 as a result of additional brokerage business generated.

Non-Interest Expense

Non-interest expense increased $4.0 million during 2005, or 15.3% over 2004 levels. Factors contributing to the increase were increased personnel and benefits expenses, professional services, and a provision of $2.2 million taken for the impairment of an off-balance sheet letter of credit. Salaries and employee benefit expense increased $1.5 million, or 9.5%, compared to 2004 results. The increase in 2005 resulted from staffing increases, increased benefit costs, and normal salary increases, offset by a decrease in bonus expense.

Other items impacting non-interest expense were: (1) increase of $191,000 in equipment expense due to increases in depreciation expense and maintenance contract costs, (2) decrease of $366,000 in charitable contribution expense due to a reduction in long-term commitments made in the 2005, and (3) an increase of $144,000 in legal and professional expenses as a result of increased costs relative to SEC compliance imposed by the Sarbanes-Oxley Act of 2002.

Income Taxes

Income tax expense totaled $3.8 million in 2005 and $4.7 million in 2004. The decreased tax expense in 2005 reflected the decrease in our before tax earnings in addition to an increase in tax-exempt interest income.

Our effective tax rate, income tax expense divided by income before taxes, was 30.1% in 2005 compared with 30.3% in 2004. Of the 30.1% effective tax rate for 2005, the federal effective tax rate was 24.8% while the Wisconsin State effective tax rate was 5.3%.

BALANCE SHEET ANALYSIS

Loans

Gross loans outstanding grew to $819.6 million at December 31, 2006, a 0.9% increase from the end of 2005. This follows a 7.3% increase from the end of 2004.

Table 3 reflects composition (mix) of the loan portfolio at December 31 for the previous five fiscal years:

Table 3: Loan Composition

As of December 31,
(dollars in thousands)

	2006 Amount	% of Total	2005 Amount	% of Total	2004 Amount	% of Total	2003 Amount	% of Total	2002 Amount	% of Total
Amount of loans by type										
Real estate-mortgage										
Commercial	$ 464,843	56.7%	$ 467,956	57.6%	$ 424,712	56.1%	$ 387,778	54.2%	$ 351,425	51.5%
1-4 Family residential	143,873	17.6	148,736	18.3	134,350	17.7	125,700	17.6	133,365	19.5
Construction	94,082	11.5	85,729	10.6	80,384	10.6	77,350	10.8	75,688	11.1
Commercial,financial and agricultural	82,619	10.1	80,260	9.9	83,787	11.1	91,051	12.7	89,207	13.1
Consumer	14,893	1.8	14,263	1.8	13,936	1.8	14,460	2.0	14,916	2.2
Tax exempt	19,633	2.4	15,785	1.9	20,457	2.7	19,032	2.7	18,227	2.7
Less: deferred fees, net of costs	(375)	-0.1	(433)	-0.1	(398)	0.0	(349)	0.0	(316)	0.0
Total loans (net of unearned income)	$ 819,568	100.0%	$ 812,296	100.0%	$ 757,228	100.0%	$ 715,022	100.0%	$ 682,512	100.0%

Commercial real estate loans totaled $464.8 million at year-end 2006 and comprised 56.7% of the loan portfolio secured by farmland, multifamily properties, and nonfarm/nonresidential real estate properties. Loans of this type are mainly for business properties, multifamily properties, and community purpose properties. The credit risk related to these types of loans is greatly influenced by general economic conditions, especially those applicable to the Northeast Wisconsin market area, and the resulting impact on a borrower's operations. Many times, we will take additional real estate collateral to further secure the overall lending relationship. A decline in the tourism industry, or other economic effects, (such as increased interest rates affecting demand for real estate) could affect both our lending opportunities in this area as well as potentially affect the value of collateral held for these loans.

Commercial, financial and agricultural loans totaled $82.6 million at the end of 2006, up $2.4 million or 2.9% since year-end 2005. The commercial, financial, and agricultural loan classification primarily consists of commercial loans to small businesses. Loans of this type are in a broad range of industries and include service, retail, wholesale, and manufacturing concerns. Agricultural loans are made principally to farmers engaged in dairy, cherry and apple production. Borrowers are primarily concentrated in Door, Brown, Outagamie, Waupaca, Waushara and Kewaunee Counties, Wisconsin. The origination of commercial and commercial real estate loans was primarily from our market area in Brown County. Growth in tourism related business in Door County was slow again in 2006 compared to growth experienced in years prior to 2005. The credit risk related to commercial loans made is largely influenced by general economic conditions, especially those applicable to the Northeast Wisconsin market area, and the resulting impact on a borrower's operations.

Management uses an active credit risk management process for commercial loans to ensure that sound and consistent credit decisions are made. Management attempts to control credit risk by adhering to detailed underwriting procedures, performing comprehensive loan administration, and undertaking periodic review of borrowers' outstanding loans and commitments. Borrower relationships are formally reviewed periodically during the life of the loan. Further analyses by customer, industry, and location are performed to monitor trends, financial performance and concentrations.

Real estate construction loans grew $8.4 million or 9.7% to $94.1 million at December 31, 2006. Loans in this classification are primarily short-term interim loans that provide financing for the acquisition or development of commercial real estate, such as multifamily or other commercial development projects. Real estate construction loans generally are made to developers who are well known to us, have prior experience, and are well capitalized. Construction projects undertaken by these developers are carefully reviewed by us to ensure the economic feasibility. The credit risk related to real estate construction loans is generally limited to specific geographic areas, but it is also influenced by general economic conditions. We control the credit risk on these types of loans by making loans to developers in familiar markets, reviewing the merits of the individual project, controlling loan structure and monitoring project progress and advances of construction proceeds.

Our loan portfolio is diversified by types of borrowers and industry groups within the market areas that we serve. Significant loan concentrations are considered to exist for a financial entity when such amounts are loans to a multiple of borrowers engaged in similar activities that cause them to be similarly impacted by economic or other conditions. We have identified certain industry groups within our market area, including lodging, restaurants, retail shops, small manufacturing, real estate rental properties and real estate development. At December 31, 2006, there existed one industry group concentration in our loans that exceeded 10% of total loans. At year-end 2006, loans to real estate rental properties totaled $103.2 million and are located in various areas of our market area.

In addition, loans to tourism related businesses remain a significant part of the business and loans in other sectors are affected by the tourism driven economy of Door County. As a result, a decrease in tourism could adversely affect one or more industry groups in our loan portfolio, which could have a corresponding adverse effect on our earnings. Additionally, a decline in tourism has an indirect effect in that other types of business (grocery and convenience stores, for example) rely on the tourism to provide cash flow to their operations. Loans to individuals who are employed by tourism related business could also be affected in the event of a downturn in the market.

Although growth was slow in 2006 for tourism business in the Door County market, management believes that business activity still appears to remain adequate to service debt of the customers and for customers in general to make improvements to their operations. To date, these types of loans have experienced some downgrade in loss potential relative to credit risk.

At the end of 2006, residential real estate mortgage loans totaled $143.9 million and comprised 17.6% of the loan portfolio. These loans decreased $4.9 million or 3.3% during 2006. The rising interest rate environment during the first half of 2006 caused consumer preference to remain with fixed-rate residential loans. Refinancing activity slowed in 2006, as interest rates have increased. We expect the trend to continue into 2007, and given current trends, growth in mortgage loans is not anticipated. Residential real estate loans consist of conventional home mortgages, adjustable indexed interest rate mortgage loans, home equity loans, and secondary home mortgages. Loans are primarily for properties within the market areas we serve. Residential real estate loans generally contain a limit for the maximum loan to collateral value of 75% to 80% of fair market value. Private mortgage insurance may be required when the loan to value exceeds these limits.

We offer adjustable rate mortgage loans based upon market demands. At year-end 2006, those loans totaled $25.1 million dollars, an increase of $300,000. Adjustable rate mortgage loans contain an interest rate adjustment provision tied to the weekly average yield on U.S. Treasury securities adjusted to a constant maturity of one year (the "index"), plus an additional spread of up to 2.75%. Interest rates on indexed mortgage loans are adjusted, up or down, on predetermined dates fixed by contract, in relation to and based on the index or market interest rates as of a predetermined time prior to the adjustment date.

Adjustable rate mortgage loans have an initial period, ranging from one to three years, during which the interest rate is fixed, with adjustments permitted thereafter, subject to annual and lifetime interest rate caps which vary with the product. Annual limits on interest rate changes are 2% while aggregate lifetime interest rate increases over the term of the loan are currently at 6% above the original mortgage loan interest rate. We also participate in a fixed rate mortgage program under the Federal Home Loan Mortgage Corporation ("FHLMC") guidelines. These loans are sold in the secondary market and we retain servicing rights. At December 31, 2006, these loans totaled $101.5 million compared to $109.0 million at December 31, 2005.

We also offer fixed rate mortgages through participation in fixed rate mortgage programs under private investors. These loans also are sold in the secondary market with servicing rights released to the buyer.

In 2006, we sold $38.9 million in mortgage loans through the secondary programs compared to $48.3 million in 2005.

Installment loans to individuals totaled $14.9 million, or 1.8%, of the total loan portfolio at December 31, 2006 compared to $14.3 million, or 1.8%, at end of 2005. Installment loans include short-term installment loans, direct and indirect automobile loans, recreational vehicle loans, credit card loans, and other personal loans. Individual borrowers may be required to provide collateral or a satisfactory endorsement or guaranty from another party, depending upon the specific type of loan and the creditworthiness of the borrower. Loans are made to individual borrowers located in the market areas we serve. Credit risks for loans of this type are generally influenced by general economic conditions (especially in the market areas served), the characteristics of individual borrowers and the nature of the loan collateral. Reviewing the credit worthiness of the borrowers, as well as taking the appropriate collateral and guaranty positions on such loans primarily control credit risk.

Tax-exempt loans totaled $19.6 million at December 31, 2006 compared to $15.8 million at year-end 2005. Tax-exempt loans are short or long term loans to municipalities for the funding of various projects. The proceeds of these loans are collateralized by the backing of the taxing authority and can be used for general or revenue producing projects.

Table 4 details expected maturities by loan purpose as of December 31, 2006. Those loans with expected maturities over one year are further scheduled by re-pricing opportunities.

Table 4: Loan Maturity and Interest Rate Sensitivity

	Maturity			
December 31, 2006	Within 1 Year	1-5 Years	After 5 Years	Total
	(dollars in thousands)			
Loans secured primarily by real estate:				
Secured by 1 to 4 family residential	$ 39,974	$ 67,112	$ 36,787	$ 143,873
Construction	57,228	34,451	2,403	94,082
Commercial real estate	146,090	237,021	81,357	464,468
Commercial	23,847	37,273	21,499	82,619
Tax-exempt	5,316	4,751	9,566	19,633
Consumer	8,430	6,386	77	14,893
Total	$280,885	$386,994	$151,689	$819,568

		Interest sensitivity		
		Fixed rate	Variable rate	
Due after one year		$287,228	$251,455	

Note that commercial real estate loans have been adjusted for deferred fees, net of costs in this analysis.

Critical factors in the overall management of credit quality are sound loan underwriting and administration, systematic monitoring of existing loans and commitments, effective loan review on an ongoing basis, adequate allowance for loan losses, and conservative non-accrual and charge-off policies.

Risk Management and the Allowance for Loan Losses

The loan portfolio is our primary asset subject to credit risk. To reflect this credit risk, we set aside an allowance for probable incurred credit losses through periodic charges to earnings. These charges are shown in our consolidated income statement as provision for loan losses. See "Provision for Loan Losses" above. Credit risk is controlled and monitored through the use of lending standards, a thorough review of potential borrowers, and an ongoing review of payment performance. Asset quality administration, including early identification of problem loans and timely resolution of problems, further enhances management of credit risk and minimization of loan losses. All specifically identifiable and quantifiable losses are charged off against the allowance. Charged-off loans are subject to periodic review, and specific efforts are taken to achieve maximum recovery of principal and interest.

As Table 5 indicates, the ALL at December 31, 2006 was $8.1 million compared with $9.6 million at the end of 2005. Loans increased 0.9% in 2006, while the allowance as a percent of gross loans decreased to 0.98% from 1.18% at year-end 2005. Commercial mortgage loan charge-offs represented 50.6% of the total net charge-offs for the year 2006. Commercial loan charge-offs represented 29.8% of the total net charge-offs in 2006 while real estate-construction charge-offs represented 26.1% of the total net charge-offs for the year 2006. Although net loan charge-offs decreased in 2006, the ALL as a percent of total loans decreased as a result of the lower allocation of specific reserves to impaired loans. Loans charged-off are subject to periodic review and specific efforts are taken to achieve maximum recovery of principal, accrued interest and related expenses.

Table 5. Loan Loss Experience

	Years Ended December 31, (dollars in thousands)				
	2006	2005	2004	2003	2002
Daily average amount of loans	$ 818,086	$ 789,316	$ 740,605	$ 695,669	$ 655,464
Loans, end of period	$ 819,568	$ 812,296	$ 757,228	$ 715,022	$ 682,512
ALL, at beginning of year	$ 9,551	$ 10,445	$ 12,159	$ 11,410	$ 7,992
Loans charged off:					
Real estate-mortgage	204	537	226	946	178
Real estate-construction	624	-------	3	79	-------
Real estate-commercial	1,341	3,363	1,039	649	1,681
Commercial/agricultural loans	847	651	2,781	4,369	789
Consumer loans	401	320	240	302	407
Total loans charged off	$ 3,417	$ 4,871	$ 4,289	$ 6,345	$ 3,055
Recoveries of loans previously charged off:					
Real estate-mortgage	409	392	79	263	126
Real estate-construction	-------	-------	1	-------	-------
Real estate-commercial	127	91	79	107	49
Commercial/agricultural loans	134	163	741	950	524
Consumer loans	351	114	76	124	74

Total loans recovered	1,021	760	976	1,444	773
Net loans charged off ("NCOs")	2,396	4,111	3,313	4,901	2,282
Additions to allowance for loan losses charged to operating expense	$ 903	$ 3,217	$ 1,599	$ 5,650	$ 5,700
Allowance to related assets acquired	-------	-------	-------	-------	-------
ALL, at end of year	$ 8,058	$ 9,551	$ 10,445	$ 12,159	$ 11,410
Ratio of NCOs during period to average loans outstanding	0.29%	0.52%	0.45%	0.70%	0.35%
Ratio of ALL to NCOs	3.4	2.3	3.2	2.5	5.0
Ratio of ALL to total loans end of period	0.98%	1.18%	1.38%	1.70%	1.67%

The change in ALL is a function of a number of factors, including but not limited to changes in the loan portfolio, net charge-offs, and non-performing loans.

On a quarterly basis, management reviews the adequacy of the ALL. The loan officers grade commercial credits and the loan review function validates the officers' grades. In the event that the loan review function downgrades the loan, it is included in the allowance analysis at the lower grade. The grading system is in compliance with regulatory classifications and the allowance is allocated to the loans based on the regulatory grading, except in instances where there are known differences (i.e., collateral value is nominal, etc.). To establish the appropriate level of the allowance, a sample of loans (including impaired and non-performing loans) are reviewed and classified as to potential loss exposure.

Based on an estimation computed pursuant to the requirements of Financial Accounting Standards Board ("FASB") Statement No. 5, "Accounting for Contingencies," and FASB Statements No. 114 and 118, "Accounting by Creditors for Impairment of a Loan," the analysis of the ALL consists of two components: (i) specific credit allocation established for expected losses resulting from analysis developed through specific credit allocations on individual loans for which the recorded investment in the loan exceeds its fair value; (ii) general portfolio allocation based on historical loan loss experience for each loan category and adjusted for economic conditions as well as specific and other factors in the markets in which we operate.

The specific credit allocation of the ALL is based on a regular analysis of loans over a fixed-dollar amount where the internal credit rating is at or below a predetermined classification. The fair value of the loan is determined based on either the present value of expected future cash flows discounted at the loan's effective interest rate, the market price of the loan, or, if the loan is collateral dependent, the fair value of the underlying collateral less cost of sale.

The general portfolio allocation component of the ALL is determined statistically using a loss migration analysis that examines historical loan loss experience. The loss migration analysis is performed quarterly and loss factors are updated regularly based on actual experience. The general portfolio allocation element of the ALL also includes consideration of the amounts necessary for concentrations and changes in portfolio mix and volume.

Management remains watchful of credit quality issues and believes that issues within the portfolio are reflective of the challenging economic environment experienced over the past few years. Should the economic climate deteriorate from current levels, borrowers may experience difficulty, and the level of non-performing loans, charge-offs and delinquencies could rise. This would cause management to review the allowance for loan losses to determine if increases in the provision are required.

Table 6 shows the amount of the ALL allocated for the time periods indicated to each loan type as described. It also shows the percentage of balances for each loan type to total loans. In general, it would be expected that those types of loans which have historically more loss associated with them will have a proportionally larger amount of the allowance allocated to them than do loans that have less risk.

Consideration for making such allocations is consistent with the factors discussed above, and all of the factors are subject to change; thus, the allocation is not necessarily indicative of the loan categories in which future loan losses will occur. It would also be expected that the amount allocated for any particular type of loan will increase or decrease proportionately to both the changes in the loan balances and to increases or decreases in the estimated loss in loans of that type. In other words, changes in the risk profile of the various parts of the loan portfolio should be reflected in the allowance allocated.

Table 6: Allocation of the Allowance for Loan Losses

	As of December 31, (dollars in thousands)									
	2006		2005		2004		2003		2002	
	Amount	% of total loans	Amount	% of total loans	Amount	% of total lo	Amount	% of total loans	Amount	% of total loans
Commercial, financial & agricultural	$ 2,082	10.1%	$ 2,317	9.99%	$ 1,982	13.0%	$ 2,386	14.1%	$ 3,679	13.0%
Commercial real estate	4,280	56.6	5,633	57.5	6,374	51.5	6,772	46.0	4,639	51.5
Real estate										
Construction	597	11.5	454	10.6	998	11.1	702	10.8	814	11.1
Residential	755	17.6	482	18.3	539	19.5	1,325	22.9	1,695	19.5
Consumer	342	1.8	243	1.8	198	2.2	346	2.7	222	2.2
Tax exempt loans	----	2.4	----	1.9	----	2.7	----	3.5	----	2.7
Not specifically Allocated	2		422		354		628		361	
Total allowance	$ 8,058	100.0%	$ 9,551	100.0%	$10,445	100.0%	$12,159	100.0%	$11,410	100.0%

In years prior to 2006, management considered the unallocated portion of the allowance to be necessary to allow for inherent subjective reserves based on the nature of the portfolio, general economic conditions and specific economic factors. In 2006 management further enhanced their overall process to include more of these considerations as a part of the allocation process to the respective loan categories. Management does not deem this process to be a change in methodology, but rather a refinement in their loan loss calculation. Management believes that there would be no change in the balance of the allowance for loan losses if this approach was used in all of the years presented. In addition, the reduction in the allocated amounts in 2006 for commercial real estate relates to the decrease in impaired loans in this category at end of year 2006.

Management believes sufficient reserves have been provided in the ALL to absorb probable incurred losses in the loan portfolio at December 31, 2006. Ongoing efforts are being made to collect on all non-performing loans, including starting the legal process, when we believe it is necessary to minimize the risk of further deterioration of these loans for full collection. In the event that facts and circumstances change on any of these non-performing loans, additional provisions may be necessary.

As it relates to the rest of the portfolio, while management uses available information to recognize losses on loans, future adjustments to the ALL may be necessary based on changes in economic conditions and the impact of such change on our borrowers. As an integral part of their examination process, various regulatory agencies also review the ALL. Such agencies may require that changes in the ALL be recognized when their credit evaluations differ from those of management, based on their judgments about information available to them at the time of their examination.

Non-Performing Loans and Other Real Estate

Management encourages early identification of non-accrual and problem loans in order to minimize the risk of loss.

Non-performing loans are defined as non-accrual loans, loans 90 days or more past due but still accruing, and restructured loans. Additionally, whenever management becomes aware of facts or circumstances that may adversely impact on the collection of principal or interest on loans, it is the practice of management to place such loans on non-accrual status immediately rather than waiting until the loans become 90 days past due. The accrual of interest income is discontinued when a loan becomes 90 days past due as to principal or interest. When interest accruals are discontinued, interest credited to income is reversed. If collection is in doubt, cash receipts on non-accrual loans are used to reduce principal rather than recorded as interest income.

Restructuring loans involve the granting of some concession to the borrower involving a loan modification, such as payment schedule or interest rate changes. Restructured loans involve loans that have had a charge-off taken against the loan to reduce the carrying amount of the loan to fair market value as determined using a SFAS 114 analysis.

Table 7 details non-performing loans and non-performing assets by type for 2006 and the preceding four years.

Table 7: Nonperforming Loans and Other Real Estate Owned

	December 31,				
	2006	2005	2004	2003	2002
	(dollars in thousands)				
Nonaccrual loans	$ 27,352	$ 6,942	$ 5,920	$11,079	$ 12,244
Accruing loans past due 90 days or more	-----	-----	-----	-----	-----
Restructured loans	496	-----	------	5,144	9,844
Total non-performing loans (NPLs)	$ 27,848	$ 6,942	$ 5,920	$16,223	$22,088
Investment subsidiaries	------	------	------	------	1,994
Other real estate owned/operating subsidiaries	5,760	3,333	2,572	2,271	896
Total non-performing assets (NPAs)	$ 33,608	$ 10,275	$ 8,492	$18,494	$24,978
Ratios:					
NPL's to total loans	3.40%	0.85%	0.78%	2.27%	3.24%
NPA's to total assets	3.02%	0.94%	0.81%	1.90%	2.76%
ALL to NPL's	28.94%	137.58%	176.44%	74.95%	51.66%

Non-performing loans at December 31, 2006 were $27.8 million compared to $6.9 million at December 31, 2005. Impacting the increase were six large commercial credits that moved to non-accrual status during 2006. These borrowers account for $17.4 million of the increase. Management believes collateral is sufficient to offset losses in the event foreclosure or repossession would be warranted to collect these non-accrual loans. Our assessment is based on recent appraisals and/or sales agreements with respect to each of the properties. Management is continually monitoring these relationships and in the event facts and circumstances change, additional provisions may be necessary. As a result, the ratio of non-performing loans to total loans at the end of 2006 was 3.40% compared to 0.85% at end of year 2005. The Company's ALL was 28.9% of total non-performing loans at December 31, 2006 compared to 137.6% at end of year 2005.

The following table shows, for those loans accounted for on a non-accrual basis for the years ended as indicated, the gross interest that would have been recorded if the loans had been current in accordance with their original terms and the amount of interest income that was included in interest income for the period.

Table 8: Foregone Loan Interest

	Years ended December 31,		
	2006	2005	2004
	(dollars in thousands)		
Interest income in accordance with original terms	$ 2,555	$ 605	$ 688
Interest income recognized	(670)	(300)	(383)
Reduction in interest income	$ 1,885	$ 305	$ 305

Other real estate owned, which represents property that we acquired through foreclosure or in satisfaction of debt, consisted of sixteen properties totaling $5.8 million at end of year 2006. This compared to seventeen properties totaling $3.3 million at end of year 2005. Management actively seeks to ensure that properties held are administered to minimize any risk of loss.

Activity for other real estate for 2006, 2005, and 2004, including costs of operation are shown in Table 9:

Table 9: Other Real Estate Operation Summary

	2006	2005	2004
Income from operation of ORE	$ 43	$ 182	$ 279
Expense from operation of ORE	$ (421)	$ (556)	$ (935)
Net Gains (Losses) from sale of ORE	$ 2	$ (25)	$ 57
Cost of Operation of ORE	$ (376)	$ (399)	$ (599)

Investment Portfolio

The investment portfolio is intended to provide the Company with adequate liquidity, flexibility in asset/liability management and earning potential.

Table 10: Investment Portfolio

	2006	2005	2004
		(dollars in thousands)	
Securities Available for Sale (AFS):			
U.S. Treasury and other agency Securities	$ 58,412	$ 60,793	$ 58,796
Obligations of states and political Subdivisions	49,695	33,689	32,417
Mortgage-backed securities	79,655	74,544	99,964
Private placement	999	996	994
Other equity securities	1,487	4,421	3,442
Total amortized cost	$ 190,248	$ 174,443	$ 195,613
Total fair value and carrying value	$ 188,315	$ 171,638	$ 197,392

Securities are classified as available for sale. Gains or losses on disposition are based on the net proceeds and the adjusted carrying amount of the securities sold, using the specific identification method.

Securities classified as available for sale are those securities, which we have determined might be sold to manage interest rates, or in response to changes in interest rates or other economic factors. While we have no current intention of selling those securities, they may not be held until maturity. Securities available for sale are carried at market value. Adjustments to market value at December 31, 2006 and 2005 are recorded as a separate component of equity, net of tax. Premium amortization and discount accretion are recognized as adjustments to interest income using the interest method. Realized gains or losses on disposition are based on the net proceeds and the adjusted carrying amount of the securities sold using the specific identification method.

In December 2005, our investment subsidiary sold securities with a total carrying value of $36.5 million. These were sold as a result of the flat yield curve that combined with the premium paid to obtain wholesale funding meant that we were paying more in costs to borrow money than to hold securities that had lesser yields. From a funding standpoint, it was less expensive to raise money by the sale of certain securities than to borrow funds in the wholesale market.

Table 11: Securities Portfolio Maturity Distribution (dollars in thousands, rates on a tax-equivalent basis)

	Securities AFS – maturity distribution and weighted average yield									
	Within one year		After one year But within five Years		After five years But within ten years		After ten years		Total	
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
Treasury	$ ---	----	$ ----	-----%	$ -----	-----	$ -----	-----	$ ----	-----
Agencies	3,938	3.32%	53,591	4.31%	-----	-----	-----	-----	57,528	4.24%
Mortgage-backed securities	9,161	3.77%	59,362	4.35%	9,036	5.42%	666	4.91%	78,226	4.41%
Tax Exempt obligations of states and political subdivisions	2,929	7.72%	3,275	6.925	16,772	6.22%	26,506	6.13%	49,483	6.31%
Taxable Obligations of states and political subdivisions			576	7.50%					576	7.50%
Private placement	-----	-----	-----	-----	-----	-----	1,015	8.74%	1,015	8.74%
Other	1,487	5.66%	------	-----	-----	-----	-----	-----	1,487	5.66%
Total carrying value	$17,517	4.49%	$116,804	4.42%	$25,808	5.94%	$28,187	6.20%	188,315	4.90%

At December 31, 2006 and 2005, mortgage-backed securities represented 41.5% and 42.3%, respectively of total investments based on carrying value. The fair value of mortgage-backed securities are subject to inherent risks based upon the future performance of the underlying collateral (i.e. mortgage loans) for these securities, such as prepayment risk and interest rate changes.

At December 31, 2006 and 2005, our investment portfolio did not contain, other than U.S. treasury and federal agencies, securities of any single issuer that were payable from and secured by the same source of revenue of taxing authority where the aggregate book value of such securities exceed 10% of stockholders' equity.

Securities averaged $188.7 million in 2006 compared with $213.3 million in 2005. In 2006, taxable securities comprised approximately 78.9% of the total average investments compared to 80.4% in 2005. Tax-exempt securities on average for 2006 accounted for 21.1% of the total average investments compared to 19.6% in 2005.

Deposits

Deposits are our largest source of funds. At December 31, 2006, deposits were $878.9 million, an increase of $22.2 million or 2.6% from $856.7 million recorded at December 31, 2005. Brokered deposits decreased $51.5 million to $103.6 million at year-end 2006 from $155.1 million at year-end 2005. Average total deposits for 2006 were $863.5 million, an increase of 3.0% over 2005. The decrease in brokered time deposits occurred throughout 2006 as the determination was made that this funding source was not needed to the degree it had been in prior years. The acquisition of brokered time deposits may occur in the future as needs arise. Typically it is accomplished at funding rates that we encounter in our own market area. Management views these as a stable source of funds. If liquidity concerns arose, we believe (but cannot assure) that we have alternative sources of funds such as lines with correspondent banks and borrowing arrangements with FHLB should the need present itself. Typically, overall deposits for the first six months tend to decline slightly as a result of the seasonality of our customer base as customers draw down deposits during the first half of the year in anticipation of the summer tourist season.

Table 12: Average Deposits Distribution

	2006		2005		2004	
	Amount	% of Total	Amount	% of Total	Amount	% of Total
	(dollars in thousands)					
Noninterest-bearing Demand deposits	$ 94,938	11%	$107,506	13%	$105,134	13%
Interest-bearing demand Deposits	103,740	12%	90,782	11%	89,648	11%
Savings deposits	263,018	30%	221,414	26%	199,942	25%
Other time deposits	167,552	20%	178,912	21%	188,571	24%
Time deposits $100,000 and over (excluding brokered deposits)	84,307	10%	64,180	8%	75,177	10%
Brokered certificates of Deposit	150,012	17%	175,502	21%	132,573	17%
Total deposits	$ 863,567	100%	$ 838,296	100%	$ 791,045	100%

Table 13: Maturity Distribution-Certificates of Deposit and Other Time Deposits of $100,000 or More

	December 31, 2006
	Certificates of Deposit
Three months or less	$ 34,169
Over three months through six months	34,923
Over six months through twelve months	59,174
Over twelve months	66,398
Total	$ 194,664

As shown in Table 12, non-interest bearing demand deposits in 2006 averaged $94.9 million, down 11.7% from $107.5 million recorded in 2005. This $12.6 million decrease is attributable to the shift from non-interest bearing to interest-bearing HPC accounts. At December 31, 2006, non-interest-bearing demand deposits were $96.9 million compared with $110.6 million at year-end 2005.

Interest bearing deposits generally consist of interest-bearing checking, savings deposits, money market accounts, individual retirement accounts ("IRAs") and certificates of deposit ("CDs"). In 2006, interest-bearing deposits averaged $768.6 million, an increase of 5.2%. Within the category of interest bearing deposits, (including NOW accounts, savings deposits and money market accounts), these accounts increased $54.6 million or 17.5% as a result of customer preference to stay liquid in a rising interest rate environment. Also impacting the increase was a shift from demand deposits to the HPC NOW account product. This shift approximated $13 million. During the same period, time deposits, including CDs and IRAs (other than brokered time and time over $100,000) decreased in average deposits $11.4 million or 6.4%, primarily the result of a shift in customer preferences. Average time deposits over $100,000 other than brokered time deposits increased by $20.1 million or 31.4%. Time deposits greater than $100,000 and brokered time deposits were priced within the framework of our rate structure and did not materially increase the average rates on deposit liabilities. Increased competition for consumer deposits and customer awareness of interest rates continue to limit our core deposit growth in these types of deposits.

Emphasis will be placed on generating additional core deposits in 2007 through competitive pricing of deposit products and through the branch delivery systems that have already been established. We will also attempt to attract and retain core deposit accounts through new product offerings and customer service. We also may continue to increase brokered CDs during the 2007 fiscal year as an additional source of funds to provide for loan growth in the event that core deposit growth goals would not be accomplished. Under that scenario, we will continue to look at other wholesale sources of funds, if the brokered CD market became illiquid or more costly in terms of rate.

Other funding sources

Total other funding sources, including short-term borrowings, Federal Home Loan Bank Advances and subordinated debentures, were $135.8 million at December 31, 2006, a decrease of $6.8 million, or 4.8%, from $142.6 million at December 31, 2005. As indicated in Table 14, average 2006 short-term borrowings were $117.7 million compared to $116.4 million during 2005, for an increase of $1.3 million.

Table 14: Short-term Borrowings

	December 31,		
	2006	2005	2004
Federal Home Loan Bank advances:			
Balance end of year	$ 115,179	$ 125,185	$ 100,192
Average amounts outstanding during year	$ 117,702	$ 116,407	$ 95,291
Maximum month-end amounts outstanding	$ 125,185	$ 125,188	$ 100,196
Average interest rates on amounts outstanding at end of year	5.23%	4.35%	2.88%
Average interest rates on amounts outstanding during year	4.88%	3.70%	2.41%

Federal funds are purchased from money center banks and correspondent banks at prevailing overnight interest rates. Securities are sold to bank customers under repurchase agreements at prevailing market rates. Borrowings with the FHLB are secured by one to four family residential mortgages and eligible investment securities allowing us to use it for additional funding purposes. FHLB advances are included as short-term borrowings.

Long-term Debt

In connection with the issuance of Trust Preferred Securities in 2001 (see "Capital Resources"), we issued long-term subordinated debentures to Baylake Capital Trust I, Delaware Business Trust subsidiary. On March 31, 2006, we redeemed the debentures and funded the redemption through the issuance of $16.1 million of trust preferred securities and $498,000 of trust common securities under the name Baylake Capital Trust II. Subordinated debentures totaled $16.1 million at December 31, 2006 and 2005. For additional details, please make reference to the Consolidated Financial Statements and Note 10 in the accompanying footnotes.

Contractual Obligations

As of December 31, 2006, we were contractually obligated under long-term agreements as follows:

Table 15: Contractual Obligations

	Payments due by period				
(dollars in thousands)	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Certificates of deposit and other time deposit obligations	$ 383,570	$ 275,242	$ 103,057	$ 5,271	----------
Subordinated debentures	$ 16,100	-------	-------	---------	16,100
FHLB advances	115,179	75,000	40,179	--------	---------
Operating leases	24	24	--------	---------	-------
Totals	$ 514,873	$350,266	$ 143,236	$ 5,271	$ 16,100

Further discussion of these contractual obligations is included in Note 4, " Bank Premises and Equipment" and Note 10, "Subordinated Debentures" of the notes to consolidated financial statements.

Liquidity

Liquidity management refers to our ability to ensure that cash is available in a timely manner to meet loan demand and depositors' needs, and to service other liabilities as they become due, without undue cost or risk, and without causing a disruption to normal operating activities. We and our subsidiary bank have different liquidity considerations.

Our primary sources of funds are dividends from our subsidiary bank, investment income, and net proceeds from borrowings and the offerings of subordinated debentures, in addition to the issuance of its common stock securities. We manage our liquidity position in order to provide funds necessary to pay dividends to our shareholders. Dividends received from our bank totaled $5.4 million in 2006 and will continue to be our main source of liquidity. The dividends from our bank were sufficient to pay cash dividends to our shareholders of $5.0 million in 2006.

Our bank meets its cash flow needs by having funding sources available to it to satisfy the credit needs of customers as well as having available funds to satisfy deposit withdrawal requests. Liquidity at our bank is derived from deposit growth, maturing loans, the maturity and marketability of the investment portfolio, access to other funding sources, marketability of certain of their assets, the ability to use its loan and investment portfolios as collateral for secured borrowings and strong capital positions.

Maturing investments have been a primary source of liquidity at our bank. Principal payments on investments totaling $20.0 million were made in 2006. $36.0 million in investments were purchased in 2006. At December 31, 2006, the carrying book value of investment securities maturing within one year amounted to $17.5 million or 9.3% of the total investment securities portfolio. This compares to a 10.1% level for investment securities with one year or less maturities as of December 31, 2005. At the end of 2006, the investment portfolio contained $135.8 million of U.S. Treasury and federal agency backed securities representing 72.1% of the total investment portfolio. These securities tend to be highly marketable and had a market value below amortized cost at end of year 2006 amounting to $2.3 million.

Deposit growth is another source of liquidity for our bank. As a financing activity reflected in the 2006 Consolidated Statements of Cash Flows, deposits provided $22.2 million in cash inflow during 2006. Our bank's overall average deposit base grew $25.3 million or 3.0% during 2006. Deposit growth is the most stable source of liquidity for our bank, although brokered deposits are inherently less stable than locally generated core deposits. Affecting liquidity are core deposit growth levels, certificate of deposit maturity structure and retention, and characteristics and diversification of wholesale funding sources affecting the channels by which brokered deposits are acquired. Conversely, deposit outflow would require our bank to develop alternative sources of funds which may not be as liquid and, potentially, may be a more costly alternative.

Federal funds sold averaged $5.7 million in 2006 compared to $876,000 in 2005. Funds provided from the maturity of these assets typically are used as funding sources for seasonal loan growth, which typically have higher yields. Short-term and liquid by nature, federal funds sold generally provide a yield lower than other earning assets. Our bank has a strategy of maintaining a sufficient level of liquidity to accommodate fluctuations in funding sources and will at times take advantage of specific opportunities to temporarily invest excess funds at narrower than normal rate spreads while still generating additional interest revenue. At December 31, 2006, our bank did not have any federal funds sold.

The scheduled maturity of loans can provide a source of additional liquidity. Our bank has $280.9 million of loans maturing within one year, or 34.3% of total loans. Factors affecting liquidity relative to loans are loan origination volumes, loan prepayment rates and the maturity structure of existing loans. Our bank's liquidity position is influenced by changes in interest rates, economic conditions and competition. Conversely, loan demand as a need for liquidity will cause us to acquire other sources of funding which could be harder to find and, therefore, more costly to acquire.

Within the classification of short-term borrowings at year-end 2006 and 2005, federal funds purchased and securities sold under agreements to repurchase totaled $4.5 million and $1.3 million, respectively. Federal funds are purchased from various upstream correspondent banks while securities sold under agreements to repurchase are obtained from a base of business customers. At December 31, 2006, our bank had $72.2 million available in the form of federal funds lines. FHLB Advances, short-term or long-term, are another source of funds. They totaled $115.2 million at end of year 2006. At December 31, 2006, our bank had available $3.5 million in the form of additional FHLB advances to draw on.

Our bank's liquidity resources were sufficient in 2006 to fund the growth in loans and investments, increase the volume of interest earning assets and meet other cash needs when necessary.

Management expects that deposit growth will continue to be the primary funding source of our bank's liquidity on a long-term basis, along with a stable earnings base, the resulting cash generated by operating activities, and a strong capital position. Although federal funds purchased and borrowings from the FHLB provided funds in 2006, management expects deposit growth, including brokered CD's, to be a reliable funding source in the future as a result of branch expansion efforts and marketing efforts to attract and retain core deposits. Shorter-term liquidity needs will mainly be derived from growth in short-term borrowings, maturing federal funds sold and portfolio investments, loan maturities and access to other funding sources.

In assessing liquidity, historical information such as seasonality (loan demand's affect on liquidity which starts before and during the tourist season and deposit draw down which affects liquidity shortly before and during the early part of the tourist season), local economic cycles and the economy in general are considered along with the current ratios, management goals and our unique characteristics. Management believes that, in the current economic environment, our liquidity position is adequate. To management's knowledge, there are no known trends nor any known demands, commitments, events or uncertainties that will result or are reasonably likely to result in a material increase or decrease in our liquidity.

Interest Rate Sensitivity Management

Our business and the composition of our balance sheet consist of investments in interest-earning assets (primarily loans and securities) which are primarily funded by interest-bearing liabilities (deposits and borrowings). All of our financial instruments are for other than trading purposes. Such financial instruments have varying levels of sensitivity to changes in market rates of interest. Our operating income and net income depends, to a substantial extent, on "rate differentials", i.e., the differences between the income we receive from loans, securities, and other earning assets and the interest expense we pay to obtain deposits and other liabilities. These rates are highly sensitive to many factors that are beyond our control, including general economic conditions and the policies of various governmental and regulatory authorities.

We measure our overall interest rate sensitivity through a net interest income analysis. The net interest income analysis measures the changes in net interest income in the event of hypothetical changes in interest rates. This analysis assesses the risk of changes in net interest income in the event of an immediate and sustained 100 to 200 bps increase in market interest rates or a 100 bps to 200 bps decrease in market rates. The interest rates scenarios are used for analytical purposes and do not necessarily represent management's view of future market movements. The tables below present our projected changes in net interest income for 2006 and 2005, respectively, based on financial data at December 31, 2006 and 2005, respectively, for the various rate shock levels indicated.

Table 16: Net Interest Income Sensitivity Analysis

Potential impact on 2007 net interest income	Net Interest Income		
	Amount	Potential Change in Net Interest Income ($)	Potential Change in Net Interest Income (%)
	(Dollars in thousands)		
+ 200 bps	$ 34,469	$ 164	0.5%
+ 100 bps	$ 34,392	$ 87	0.3%
Base	$ 34,305	---	---
- 100 bps	$ 33,241	($1,064)	(3.1%)
- 200 bps	$ 31,783	($ 2,522)	(7.3%)

Note: The table above may not be indicative of future results due to the high level of non-performing loans.

Based on our model at December 31, 2006, the effect on an immediate 100 bps increase in interest rates would increase our net interest income by 0.3% or approximately $87,000. The effect of an immediate 100 bps decrease in rates would decrease our net interest income by 3.1% or approximately $1.1 million.

Potential impact on 2006 net interest income	Net Interest Income		
	Amount	Change ($)	Change (%)
	(Dollars in thousands)		
+ 200 bps	$ 40,444	$ 2,572	6.8%
+ 100 bps	$ 39,714	$ 1,842	4.9%
Base	$ 37,872	---	---
- 100 bps	$ 35,521	($ 2,351)	(6.2%)
-200 bps	$ 32,967	($4,905)	(13.0%)

Based on our model at December 31, 2005, the effect on an immediate 100 bps increase in interest rates would increase our net interest income by 4.9% or approximately $1.8 million. The effect of an immediate 100 bps decrease in rates would decrease our net interest income by 6.2% or approximately $2.4 million.

In order to limit exposure to interest rate risk, we have developed strategies to manage our liquidity, shorten the effective maturities of certain interest-earning assets, and increase the effective maturities of certain interest-bearing liabilities. The origination of floating rate loans such as business, construction and other prime based loans is emphasized. The vast majority of fixed rate loans have re-pricing periods less than five years. The mix of floating and fixed rate assets is designed to mitigate the impact of rate changes on our net interest income. Virtually all fixed rate residential mortgage loans with maturities greater than five years are sold into the secondary market.

There can be no assurance that the results of operations would be impacted as indicated if interest rates did move by the amounts discussed above. Management continually reviews its interest risk position through the ALCO process. Management's philosophy is to maintain relatively matched rate sensitive asset and liability positions within the range described above in order to provide earnings stability in the event of significant interest rate changes.

Capital Resources

Stockholders' equity at December 31, 2006 increased $3.6 million or 4.7% to $82.2 million, compared with $78.5 million at the end of 2005. The increase in stockholders' equity in 2006 was primarily composed of the retention of earnings, proceeds from the exercise of stock options, and common stock issued under the Dividend Reinvestment Plan, with offsetting decreases to stockholders' equity from the payment of cash dividends and Treasury Stock repurchases. Additionally, other comprehensive loss improved by $557,000 during 2006 resulting in $1.2 million of accumulated other comprehensive loss at year-end. At December 31, 2005, stockholders' equity included $1.8 million of comprehensive loss related to unrealized losses on securities. Stockholders' equity to assets at December 31, 2006 was 7.39%, compared to 7.21% at the end of 2005.

On June 5, 2006, our Board of Directors authorized management, in its discretion, to repurchase up to 300,000 shares, representing approximately 3.8% of our common stock in a time frame not to exceed June 30, 2007. Although we may not repurchase all 300,000 shares within the allotted time period, the program will allow us to repurchase its shares as opportunities arise at prevailing market prices in open market or privately negotiated transactions. Shares repurchased are held as treasury stock and accordingly, are accounted for as a reduction of stockholders' equity. We did not repurchase any common shares in the fourth quarter of 2006.

Under applicable regulatory guidelines, the Trust Preferred Securities qualify as Tier 1 capital up to a maximum of 25% of Tier 1 capital. Any additional portion of Trust Preferred Securities would qualify as Tier 2 capital. As of December 31, 2006, all $16.1 million of the Trust Preferred Securities qualify as Tier 1 Capital.

Cash dividends paid in 2006 were $0.64 per share compared with $0.61 in 2005. We provided a 4.9% increase in normal dividends per share in 2006 over 2005.

The adequacy of our capital is regularly reviewed to ensure that sufficient capital is available for current and future needs and is in compliance with regulatory guidelines. The assessment of overall capital adequacy depends upon a variety of factors, including asset quality, liquidity, stability of earnings, changing competitive forces, economic conditions in markets served and strength of management. Management is confident that because of current capital levels and projected earnings levels, capital levels are more than adequate to meet our ongoing and future concerns.

The FRB has established capital adequacy rules which take into account risks attributable to balance sheet assets and off-balance sheet activities. All banks and bank holding companies must meet a minimum total risk-based capital ratio of 8%. Of the 8% required, at least half must be comprised of core capital elements defined as Tier 1 capital. The federal banking agencies also have adopted leverage capital guidelines which banking organizations must meet. Under these guidelines, the most highly rated banking organizations must meet a leverage ratio of at least 3% Tier 1 capital to assets, while lower rated banking organizations must maintain a ratio of at least 4% to 5%. Failure to meet minimum capital requirements can initiate certain mandatory -and possible additional discretionary- actions by regulators that, if undertaken, could have a direct material effect on the consolidated financial statements.

To be "well capitalized" under the regulatory framework, the Tier 1 capital ratio must meet or exceed 6%, the total capital ratio must meet or exceed 10% and the leverage ratio must meet or exceed 5%. At December 31, 2006 and 2005, our bank was categorized as "well capitalized" under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed our category.

Management believes that a strong capital position is necessary to take advantage of opportunities for profitable expansion of product and market share, and to provide depositor and investor confidence. Our capital level is strong, but also must be maintained at an appropriate level to provide the opportunity for an adequate return on the capital employed. Management actively reviews our capital strategies to ensure that capital levels are appropriate based on the perceived business risks, further growth opportunities, industry standards, and regulatory requirements.

Table 17: Selected Quarterly Financial Data

The following is selected financial data summarizing the results of operations for each quarter in the years ended December 31, 2006 and 2005:

	2006 Quarter Ended			
	March 31	June 30	September 30	December 31
	(In thousands, except per share data)			
Interest income	$ 16,646	$ 17,522	$ 18,094	$ 17,752
Interest expense	8,768	8,835	9,288	9,487
Net interest income	7,878	8,687	8,806	8,265
Provision for loan losses	200	61	371	271
Net interest income after PLL	7,678	8,626	8,435	7,994
Non-interest income	2,238	2,481	2,477	2,541
Non-interest expense	8,124	7,693	8,326	8,186
Income before income tax expense	1,792	3,414	2,586	2,349
Provision for income tax	468	1,044	703	550
Net income	1,324	2,370	1,883	1,799
Basic earnings per share	$ 0.17	$ 0.30	$ 0.24	$ 0.23
Diluted earnings per share	0.17	0.30	0.24	0.23

	2005 Quarter Ended			
	March 31	June 30	September 30	December 31
	(In thousands, except per share data)			
Interest income	$ 13,812	$ 15,178	$ 15,885	$ 16,663
Interest expense	5,198	6,288	7,093	8,081
Net interest income	8,614	8,890	8,792	8,582
Provision for loan losses	30	91	1,547	1,549
Net interest income after PLL	8,584	8,799	7,245	7,033
Non-interest income	2,263	2,026	2,343	4,965
Non-interest expense	7,045	7,091	8,943	7,440
Income before income tax Expense	3,802	3,734	645	4,558
Provision for income tax	1,218	1,174	(62)	1,506
Net income	2,584	2,560	707	3,052
Basic earnings per share	$ 0.34	$ 0.33	$ 0.09	$ 0.39
Diluted earnings per share	0.33	0.33	0.09	0.39

Recent Accounting Pronouncements

See Note 1 to the Notes to Consolidated Financial Statements titled "Effects of Newly Issued But Not Yet Effective Accounting Standards" for additional detail.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK.

Information required by this item is set forth in Item 7 under the caption "Interest Rate Sensitivity Management" and is incorporated in this schedule by reference.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Our Consolidated Financial Statements and notes to related statements thereto are set forth on the following pages.

REPORT BY BAYLAKE CORP.'S MANAGEMENT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining an effective system of internal control over financial reporting, as such term is defined in Exchange Act 13a-15(f). The Company's system of internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. There are inherent limitations in the effectiveness of any system of internal control over financial reporting, including the possibility of human error and circumvention or overriding of controls. Accordingly, even an effective system of internal control over financial reporting can provide only reasonable assurance with respect to financial statement preparation. Projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the Company's systems of internal control over financial reporting as of December 31, 2006. This assessment was based on criteria for effective internal control over financial reporting described in *Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.* Based on this assessment, management believes that as of December 31, 2006, the Company maintained effective internal control over financial reporting based on those criteria.

The Company's independent auditors have issued an audit report on management's assessment of the Company's internal control over financial reporting.

BAYLAKE CORP.
March 14, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Baylake Corp.
Sturgeon Bay, Wisconsin

We have audited the accompanying balance sheets of Baylake Corp. (the Company) as of December 31, 2006 and 2005, and the related statements of income, changes in stockholders' equity and cash flows for each of the years in the three year period ended December 31, 2006. We have also audited management's assessment, included in the accompanying Report By Baylake Corp.'s Management on Internal Control Over Financial Reporting, that the Company maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in *Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission* (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on these financial statements, an opinion on management's assessment, and an opinion on the effectiveness of the company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audit of financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining and understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Baylake Corp. as of December 31, 2006 and 2005, and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on criteria established in COSO. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in COSO.

As discussed in Note 1 to the consolidated financial statements, the Company adopted Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in the Current Year Financial Statements" and accordingly adjusted assets and liabilities at the beginning of 2006 with an offsetting adjustment to the opening balance of retained earnings.

/s/Crowe Chizek and Company LLC
Crowe Chizek and Company LLC

Oak Brook, Illinois
March 14, 2007

BAYLAKE CORP.
CONSOLIDATED BALANCE SHEETS
December 31, 2006 and 2005
(Dollar amounts in thousands)

	2006	2005
ASSETS		
Cash and due from financial institutions	$ 22,685	$ 32,855
Federal funds sold	-	199
Cash and cash equivalents	22,685	33,054
Securities available for sale	188,315	171,638
Loans held for sale	889	374
Loans, net of allowance after $8,058 and $9,551	811,510	802,745
Cash value of life insurance	24,239	22,814
Premises, held for sale	673	1,167
Premises and equipment, net	27,732	24,703
Federal Home Loan Bank stock	6,792	8,081
Foreclosed assets, net	5,760	3,333
Goodwill	5,723	5,723
Accrued interest receivable	6,183	5,354
Other assets	11,183	10,422
Total assets	$ 1,111,684	$ 1,089,408
LIABILITIES AND STOCKHOLDERS' EQUITY		
Deposits		
Non-interest-bearing	$ 96,895	$ 110,641
Interest-bearing	782,016	746,070
Total deposits	878,911	856,711
Federal Home Loan Bank advances	115,179	125,185
Federal funds purchased and repurchase agreements	4,480	1,315
Subordinated debentures	16,100	16,100
Accrued expenses and other liabilities	13,568	10,310
Dividends payable	1,253	1,243
Total liabilities	1,029,491	1,010,864
Common stock, $5 par value, authorized 50,000,000; issued-7,922,154 shares in 2006, 7,805,586 shares in 2005; outstanding-7,830,141 shares in 2006, 7,782,427 shares in 2005	39,611	39,028
Additional paid-in capital	10,403	9,466
Retained earnings	35,134	32,461
Treasury stock (92,013 shares in 2006 and 23,159 shares in 2005)	(1,726)	(625)
Accumulated other comprehensive loss	(1,229)	(1,786)
Total stockholders' equity	82,193	78,544
Total liabilities and stockholders' equity	$ 1,111,684	$ 1,089,408

See accompanying notes to the consolidated financial statements.

BAYLAKE CORP.

CONSOLIDATED STATEMENTS OF INCOME

Years ended December 31, 2006, 2005, and 2004

(Dollar amounts in thousands, except per share data)

	2006	2005	2004
Interest and dividend income			
Loans, including fees	$ 61,556	$ 52,609	$ 42,254
Taxable securities	6,382	6,932	6,594
Tax exempt securities	1,697	1,874	1,486
Federal funds sold and other	379	123	28
Total interest and dividend income	70,014	61,538	50,362
Interest expense			
Deposits	28,486	19,382	11,968
Federal funds purchased and repurchase agreements	442	930	401
Federal Home Loan Bank advances and other debt	5,745	4,309	2,293
Subordinated debentures	1,705	2,039	1,695
Total interest expense	36,378	26,660	16,357
Net interest income	33,636	34,878	34,005
Provision for loan losses	903	3,217	1,599
Net interest income after provision for loan losses	32,733	31,661	32,406
Other income			
Fees from fiduciary activities	1,025	780	703
Fees from loan servicing	1,092	1,131	1,079
Fees for other services to customers	4,988	4,759	4,608
Gains from sales of loans	825	1,013	1,372
Securities gains, net	-	52	-
Net gains from sale and disposal of premises and equipment	287	2,383	475
Increase in cash surrender value of life insurance	922	784	772
Other income	598	695	517
Total other income	9,737	11,597	9,526
Noninterest expenses			
Salaries and employee benefits	19,414	16,733	15,283
Occupancy expense	2,373	2,441	2,156
Equipment expense	1,658	1,564	1,373
Data processing and courier	1,269	1,163	1,125
Operation of other real estate	376	399	599
Provision for impairment of standby letter of credit	27	2,191	-
Loan and Collection Expense	777	276	365
Other operating expenses	6,435	5,752	5,578
Total other expenses	32,329	30,519	26,479
Income before income tax expense	10,141	12,739	15,453
Income tax expense	2,765	3,836	4,680
Net income	$ 7,376	$ 8,903	$ 10,773
Basic earnings per common share	$ 0.95	$ 1.15	$ 1.41
Diluted earnings per common share	$ 0.94	$ 1.14	$ 1.40

See accompanying notes to the consolidated financial statements.

BAYLAKE CORP.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

Years ended December 31, 2006, 2005 and 2004

(Dollar amounts in thousands, except for share data)

	Common Stock		Additional Paid-in	Retained	Treasury	Accumulated Other Comprehensive	Total
	Shares	Amount	Capital	Earnings	Stock	Income	Equity
Balance, January 1, 2004	7,604,977	$ 38,141	$ 8,163	$ 21,864	$ (625)	$ 2,085	$ 69,628
Net income for the year	-	-	-	10,773	-	-	10,773
Net changes in unrealized gain (loss) on securities available for sale, net of $483 deferred taxes	-	-	-	-	-	(916)	(916)
Total comprehensive income							9,857
Stock options exercised	87,800	439	499	-	-	-	938
Tax benefit from exercise of stock options	-	-	144	-	-	-	144
Cash dividends declared ($0.57 per share)	-	-	-	(4,362)	-	-	(4,362)
Balance, December 31, 2004	7,692,777	38,580	8,806	28,275	(625)	1,169	76,205
Net income for the year	-	-	-	8,903	-	-	8,903
Net changes in unrealized gain (loss) on securities available for sale, net of $1,629 deferred taxes	-	-	-	-	-	(2,955)	(2,955)
Total comprehensive income							5,948
Stock options exercised	89,650	448	364	-	-	-	812
Tax benefit from exercise of stock options	-	-	296	-	-	-	296
Cash dividends declared ($0.61 per share)	-	-	-	(4,717)	-	-	(4,717)
Balance, December 31, 2005	7,782,427	39,028	9,466	32,461	(625)	(1,786)	78,544
Prior year adjustment to recognize mortgage servicing Rights understatement, net of tax of $188 (see Note 1)	-	-	-	289	-	-	289
Net income for the year	-	-	-	7,376	-	-	7,376
Net changes in unrealized gain (loss) on securities available for sale, net of ($315) deferred taxes	-	-	-	-	-	557	557
Total comprehensive income							7,933
Stock compensation expense recognized, net of $19 deferred taxes	-	-	48	-	-	-	48
Stock options exercised	99,544	498	434	-	-	-	932
Common stock issued under Dividend Reinvestment Plan	17,024	85	183	-	-	-	268
Treasury stock repurchases	(68,854)	-	-	-	(1,101)	-	(1,101)

See accompanying notes to the consolidated financial statements.

Tax benefit from exercise of stock options	-	-	272	-	-	-	272
Cash dividends declared ($0.64 per share)	-	-	-	(4,992)	-	-	(4,992)
Balance, December 31, 2006	7,830,141	$ 39,611	$ 10,403	$ 35,134	$ (1,726)	$ (1,229)	$ 82,193

See accompanying notes to the consolidated financial statements.

BAYLAKE CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended December 31, 2006, 2005, and 2004
(Dollar amounts in thousands)

	2006	2005	2004
Cash flows from operating activities:			
Reconciliation of net income to net cash provided by operating activities:			
Net income	$ 7,376	$ 8,903	$ 10,773
Adjustments to reconcile net income to net cash provided to operating activities:			
Depreciation and amortization	1,609	1,585	1,482
Amortization of debt issuance costs	475	429	85
Amortization of core deposit intangible	52	52	49
Provision for losses on loans	903	3,217	1,599
Provision for impairment of letter of credit	27	2,191	-
Net amortization of securities	125	578	567
Increase in cash surrender value of life insurance	(922)	(784)	(772)
Federal Home Loan Bank stock dividend	-	(384)	(450)
Net realized gain on sale of securities	-	(52)	-
Net gain on sale of loans	(825)	(1,013)	(1,372)
Proceeds from sale of loans held for sale	41,483	50,333	63,204
Origination of loans held for sale	(41,175)	(48,345)	(63,410)
Provision for valuation allowance on other real estate owned	90	186	196
Net gain from sale and disposal of premises and equipment	(287)	(2,383)	(475)
Net gain from disposal of other real estate owned	(76)	25	(173)
Provision for deferred tax expense	(840)	910	119
Stock option compensation expense recognized	48	-	-
Changes in assets and liabilities:			
Accrued interest receivable and other assets	(834)	(892)	532
Accrued expenses and other liabilities	3,258	1,021	2,117
Net cash provided by operating activities	10,487	15,577	14,071
Cash flows from investing activities:			
Proceeds from sale of securities available-for-sale	-	36,516	-
Principal payments on securities available-for-sale	20,029	20,228	16,859
Purchase of securities available-for-sale	(35,959)	(36,101)	(39,402)
Proceeds from sale of other real estate owned	3,958	1,280	2,992
Cash paid in completion of acquisition	-	-	(754)
Proceeds from sale of premises and equipment	690	5,428	774
Loan originations and payments, net	(16,067)	(63,232)	(48,884)
Proceeds from redemption of FHLB Stock	1,289	-	-
Additions to premises and equipment	(5,041)	(5,723)	(4,600)
Investment in bank-owned life insurance	(503)	(469)	-
Net cash used in investing activities	(31,604)	(42,073)	(73,015)

See accompanying notes to the consolidated financial statements.

BAYLAKE CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended December 31, 2006, 2005, and 2004
(Dollar amounts in thousands)

	2006	2005	2004
Cash flows from financing activities:			
Net change in deposits	$ 22,200	$ 12,170	$ 61,249
Net change in federal funds purchased and repurchase agreements	3,165	31	(22,075)
Proceeds from Federal Home Loan Bank advances	100,000	100,000	125,105
Repayments on Federal Home Loan Bank advances	(110,006)	(75,007)	(100,005)
Payments on other borrowings and long-term debt	-	-	(53)
Redemption of subordinated debt	(16,100)	-	-
Proceeds from issuance of subordinated debt	16,100	-	-
Proceeds from exercise of stock options	932	812	938
Tax benefit from exercise of options	272	-	-
Treasury stock repurchases	(1,101)	-	-
Dividend reinvestment plan	268	-	-
Cash dividends paid	(4,982)	(4,628)	(4,269)
Net cash provided by financing activities	10,748	33,378	60,890
Net change in cash and cash equivalents	(10,369)	6,882	1,946
Beginning cash and cash equivalents	33,054	26,172	24,226
Ending cash and cash equivalents	$ 22,685	$ 33,054	$ 26,172
Supplemental cash flow information:			
Interest paid	$ 35,926	$ 25,186	$ 16,078
Income taxes paid	2,345	3,257	3,405
Supplemental noncash disclosures:			
Transfers from loans to other real estate owned	6,399	2,252	3,316

See accompanying notes to the consolidated financial statements.

(Dollar amounts in thousands, except share and per share data)

NOTE 1 - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements of Baylake Corp. (the Company) include the accounts of the Company, its wholly owned subsidiary Baylake Bank, (the Bank), and the Bank's wholly owned subsidiaries: Baylake Investments, Inc., Baylake Insurance Agency, Inc., and Baylake City Center. All significant intercompany items and transactions have been eliminated.

The Bank owns a 49% interest in United Financial Services, Inc., (UFS) a data processing service. In addition to the ownership interest, UFS and the Company have a common member on each respective Board of Directors. The investment in this entity is carried under the equity method of accounting, and the pro rata share of its income is included in other income. On June 27, 2006, UFS amended an earlier agreement for employment with a key employee of UFS allowing that individual the option to purchase up to 20%, or 240 shares, of the authorized shares of UFS. The option price is $1,000 per share less-dividends or distributions to owners. The current book value of UFS is approximately $6,800 per share. The exercise of all or a portion of the options will have an effect of reducing the Company's share of the future earnings. There will not be a material impact to the carrying value of the asset on Baylake's Balance Sheet. Subsequent to year-end 120 shares were exercised by the key employee. Income recognized by the Company was $512, $392, and $387 for 2006, 2005, and 2004, respectively. Amounts paid to UFS for data processing services for Baylake Bank were $1,157, $1,043, and $992, in 2006, 2005, and 2004, respectively.

Baylake Bank makes commercial, mortgage, and installment loans to customers substantially all of whom are located in Door, Brown, Kewaunee, Manitowoc, Waushara, Outagamie, Green Lake, and Waupaca Counties of Wisconsin. Although Baylake Bank has a diversified portfolio, a substantial portion of its debtors' ability to honor their contracts is dependent upon the economic condition of the local industrial businesses, as well as commercial, agricultural and tourism industries.

Use of Estimates: To prepare financial statements in conformity with U.S. generally accepted accounting principles, management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided, and actual results could differ. The allowance for loan losses, provision for letter of credit impairment loss, foreclosed assets, income tax expense, and fair values of financial instruments are particularly subject to change.

Cash Flows: Cash and cash equivalents includes cash, deposits with other financial institutions, and federal funds sold. Net cash flows are reported for customer loan and deposit transactions, and federal funds purchased and repurchase agreements.

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Securities: Debt securities are classified as available for sale when they might be sold before maturity. Equity securities with readily determinable fair values are classified as available for sale. Securities available for sale are carried at fair value, with unrealized holding gains and losses reported in other comprehensive income, net of tax.

Interest income includes amortization of purchase premium or discount. Premiums and discounts on securities are amortized on the level-yield method without anticipating prepayments. Gains and losses on sales are recorded on the trade date and determined using the specific identification method.

Declines in the fair value of securities below their cost that are other than temporary are reflected as realized losses. In estimating other-than-temporary losses, management considers: (1) the length of time and extent that fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the Company's ability and intent to hold the security for a period sufficient to allow for any anticipated recovery in fair value.

Federal Home Loan Bank (FHLB) stock: The Bank is a member of the FHLB system. Members are required to own a certain amount of stock based on the level of borrowings and other factors, and may invest in additional amounts. FHLB stock is carried at cost, classified as a restricted security, and periodically evaluated for impairment based on ultimate recovery of par value. Both cash and stock dividends are reported as income.

Loans Held for Sale: Mortgage loans originated and intended for sale in the secondary market are carried at the lower of aggregate cost or market, as determined by outstanding commitments from investors. Net unrealized losses, if any, are recorded as a valuation allowance and charged to earnings.

Mortgage loans held for sale may be sold with servicing rights retained. The carrying value of mortgage loans sold is reduced by the cost allocated to the servicing right. Gains and losses on sales of mortgage loans are based on the difference between the selling price and the carrying value of the related loan sold.

Loans: Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, net of unearned interest, deferred loan fees and costs, and an allowance for loan losses. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized in interest income using the level-yield method without anticipating prepayments.

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Interest income on mortgage and commercial loans is discontinued at the time the loan is 90 days delinquent. Past due status is based on the contractual terms of the loan. In all cases, loans are placed on nonaccrual or charged off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not received for loans placed on nonaccrual is reversed against interest income. Interest received on such loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for Loan Losses: The allowance for loan losses is a valuation allowance for probable incurred credit losses. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance. Management estimates the allowance balance required using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, should be charged-off.

The allowance consists of specific and general components. The specific component relates to loans that are individually classified as impaired or loans otherwise classified as substandard or doubtful. The general component covers non-classified loans and is based on historical loss experience adjusted for current factors.

A loan is impaired when full payment under the loan terms is not expected. Commercial and commercial real estate loans are individually evaluated for impairment. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan's existing rate or at the fair value of collateral if repayment is expected solely from the collateral. Large groups of smaller balance homogeneous loans, such as consumer and residential real estate loans, are collectively evaluated for impairment, and accordingly, they are not separately identified for impairment disclosures.

(Dollar amounts in thousands, except share and per share data)

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Servicing Rights: Servicing rights represent the allocated value of retained servicing rights on loans sold. Servicing assets are expensed in proportion to, and over the period of, estimated net servicing revenues. Impairment is evaluated based on the fair value of the assets, using groupings of the underlying loans as to interest rates and then, secondarily, as to loan type and investor. Fair value is determined using prices for similar assets with similar characteristics, when available, or based upon discounted cash flows using market-based assumptions. Any impairment of a grouping is reported as a valuation allowance, to the extent that fair value is less than the capitalized amount for a grouping.

Servicing fee income is recorded for fees earned for servicing loans. The fees are based on a contractual percentage of the outstanding principal and are recorded as income when earned.

Loan servicing rights are carried in other assets on the balance sheet and amount to $1,655 and $1,211 on loans serviced for others totaling $133,820 and $145,763 in 2006 and 2005, respectively. Servicing rights capitalized totaled $180, $281, and $394, during 2006, 2005, and 2004, respectively. Amortization of servicing rights, which is included in other expense, totaled $357, $257, and $273 during 2006, 2005, and 2004, respectively.

Cash Value of Life Insurance: Life insurance is carried at the cash surrender value of the underlying policies. Certain policies owned by the Company include provisions which could reduce the amount of cash surrender value the Company could realize. At December 31, 2006 and 2005, $419 and $492, respectively, of the cash surrender value of the life insurance policies would not be realizable by the Company if the Company did not transact a full and complete surrender for the policies and (1) conducts an IRC 1035 exchange, (2) does not surrender all other Bank-owned life insurance simultaneously, (3) does not maintain a well-capitalized status, and (4) undergoes a change of control within 30 months prior to the date of such surrender. Refer to page 59 of these financial statements for further discussion of the impact of adopting EITF 06-5.

Transfers of Financial Assets: Transfers of financial assets are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Foreclosed Assets: Assets acquired through or instead of loan foreclosure are initially recorded at fair value when acquired, less estimated costs to sell, establishing a new cost basis. If fair value declines subsequent to foreclosure, a valuation allowance is recorded through expense. Costs after acquisition are expensed.

(Dollar amounts in thousands, except share and per share data)

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Premises, held for sale: Consists of development property in the Green Bay area. Property held for sale is carried at the lower of cost or fair value.

Premises and Equipment: Land is carried at cost. Premises and equipment are stated at cost less accumulated depreciation. Buildings and related components are depreciated using the straight-line method with useful lives ranging from 5 to 40 years. Furniture, fixtures, and equipment are depreciated using the straight-line (or accelerated) method with useful lives ranging from 3 to 12 years.

Goodwill and Other Intangible Assets: Goodwill results from business acquisitions and represents the excess of the purchase price over the fair value of acquired tangible assets and liabilities and identifiable intangible assets. Goodwill is assessed at least annually for impairment, and any such impairment will be recognized in the period identified.

Other intangible assets consist of core deposit intangible assets arising from a branch acquisition. They are initially measured at fair value and then are amortized over their estimated useful lives, which was determined to be seven years. The balance of the core deposit intangible, which is included in other assets in the consolidated balance sheet was $202 and $254 at December 31, 2006 and 2005, respectively. Scheduled amortization expense related to the core deposit intangible is $52 for each of the next three years and $46 in the fourth year.

Long-Term Assets: Premises and equipment, core deposit and other intangible assets, and other long-term assets are reviewed for impairment when events indicate that their carrying amount may not be recoverable from future undiscounted cash flows. If impaired, the assets are recorded at fair value.

Loan Commitments and Related Financial Instruments: Financial instruments include off-balance-sheet credit instruments, such as commitments to make loans and commercial letters of credit, issued to meet customer financing needs. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded. Instruments, such as standby letters of credit, that are considered financial guarantees in accordance with FASB Interpretation No. 45 are recorded at fair value.

Trust Fee Income: The Company provides trust services to customers and in return charges fees using terms customary in its industry, including charging fees based on the agreed-upon percentages of assets managed or as otherwise specified in the underlying agreements. Income from trust services is recognized when the services are provided.

(Dollar amounts in thousands, except share and per share data)

NOTE 1 - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Advertising Expense: The Company expenses all advertising costs as they are incurred. Total advertising costs for the years ended December 31, 2006, 2005, and 2004 were $273, $351, and $310, respectively.

Stock Based Compensation: Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 123(R), *share-based Payment*, using the modified prospective transition method. Accordingly, the Company has recorded stock-based employee compensation cost using the fair value method starting in 2006. For 2006, adopting this standard resulted in a reduction of income before income taxes of $67, and a reduction in net income of $48, and a decrease in basic earnings per share of $.01.

Prior to January 1, 2006 employee compensation expense under stock options was reported using the intrinsic value method; therefore, no stock-based compensation cost is reflected in net income for the years ending December 31, 2005 and 2004, as all options granted had an exercise price equal to or greater than the market price of the underlying common stock at date of grant.

The following table illustrates the effect on net income and earnings per share if expense was measured using the fair value recognition provisions of Financial Accounting Standards Board ("FASB") Statement No. 123, *Accounting for Stock-Based Compensation*, for the years ending December 31.

	2005	2004
Net income as reported	$ 8,903	$ 10,773
Deduct: Stock-based compensation expense		
Determined under fair value based method	57	110
Pro forma net income	8,846	10,663
Basic earnings per common share as reported	$ 1.15	$ 1.41
Pro forma basic earnings per share	1.14	1.39
Diluted earnings per share as reported	$ 1.14	$ 1.40
Pro forma diluted earnings per share	1.13	1.38

Income Taxes: Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax basis of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

(Dollar amounts in thousands, except share and per share data)

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Earnings Per Common Share: Basic earnings per common share is net income divided by the weighted average number of common shares outstanding during the period. Diluted earnings per common share include the dilutive effect of additional potential common shares issuable under stock options.

Comprehensive Income: Comprehensive income consists of net income and other comprehensive income. Other comprehensive income includes unrealized gains and losses on securities available for sale, which are also recognized as separate components of equity.

Adoption of New Accounting Standards: In September 2006, the Securities and Exchange Commission (SEC) released Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (SAB 108), which is effective for fiscal years ending on or after November 15, 2006. SAB 108 provides guidance on how the effects of prior-year uncorrected financial statement misstatements should be considered in quantifying a current year misstatement. SAB 108 requires public companies to quantify misstatements using both an income statement (rollover) and balance sheet (iron curtain) approach and evaluate whether either approach results in a misstatement that, when all relevant quantitative and qualitative factors are considered, is material. If prior year errors that had been previously considered immaterial now are considered material based on either approach, no restatement is required so long as management properly applied its previous approach and all relevant facts and circumstances were considered. Adjustments considered immaterial in prior years under the method previously used, but now considered material under the dual approach required by SAB 108, are to be recorded upon initial adoption of SAB 108. The amount so recorded is shown as a cumulative effect adjustment and is recorded in opening retained earnings as of January 1, 2006. Included in this cumulative effect adjustment is the following item:

The Company recorded mortgage servicing rights of $477 at January 1, 2006. Had the Company recorded these in the previous year in accordance with Statement of Financial Accounting Standards No. 140, the impact on 2005 and 2004 earnings would have been an increase of $33 and $42, net of tax expense. This misstatement has arisen over the course of the period since inception of the original standard governing servicing rights, (SFAS 125) in 1995. The financial statement impact in any single year was considered immaterial by management of the Company.

Effect of Newly Issued But Not Yet Effective Accounting Standards: In March 2006, the FASB issued Statement No. 156, *Accounting for Servicing of Financial Assets-an amendment of FASB Statement No. 140.* This Statement provides the following: 1) revised guidance on when a servicing asset and servicing liability should be recognized; 2) requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable; 3) permits an entity to elect to measure servicing assets and servicing liabilities at fair value each reporting date and report changes in fair value in earnings in the period in which the changes

(Dollar amounts in thousands, except share and per share data)

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

occur; 4) upon initial adoption, permits a onetime reclassification of available-for-sale securities to trading securities for securities which are identified as offsetting the entity's exposure to changes in the fair value of servicing assets or liabilities that a servicer elects to subsequently measure at fair value; and 5) requires separate presentation of servicing assets and servicing liabilities subsequently measured at fair value in the statement of financial position and additional footnote disclosures. This standard is effective as of the beginning of an entity's first fiscal year that begins after September 15, 2006 with the effects of initial adoption being reported as a cumulative-effect adjustment to retained earnings. Management does not expect the adoption of this statement will have a material impact on its consolidated financial position or results of operations.

In September 2006, the FASB issued Statement No. 157, *Fair Value Measurements.* This Statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This Statement establishes a fair value hierarchy about the assumptions used to measure fair value and clarifies assumptions about risk and the effect of restriction on the sale or use of an asset. The standard is effective for fiscal years beginning after November 15, 2007. The Company has not completed its evaluation of the impact of the adoption of this standard.

In July 2006, the FASB issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109 (FIN 48),* which prescribes a recognition threshold and measurement attribute for a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company has determined that the adoption of FIN 48 will not have a material effect on the financial statements.

In September 2006, the FASB Emerging Issues Task Force finalized Issue No. 06-4, *Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements.* This issue requires that a liability be recorded during the service period when a split-dollar life insurance agreement continues after participants' employment or retirement. The required accrued liability will be based on either the post–employment benefit cost for the continuing life insurance or based on the future death benefit depending on the contractual terms of the underlying agreement. This issue is effective for fiscal years beginning after December 15, 2007. The Company has not completed its evaluation of the impact of adoption of EITF 06-4.

In September 2006, the FASB Emerging Issues Task Force finalized Issue No. 06-5, *Accounting for Purchases of Life Insurance – Determining the Amount That Could Be Realized in Accordance with FASB Technical Bulletin No. 85-4 (Accounting for Purchases of Life Insurance).* This issue requires that a policyholder consider contractual terms of a life insurance policy in determining the amount that

(Dollar amounts in thousands, except share and per share data)

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

could be realized under the insurance contract. It also requires that if the contract provides for a greater surrender value if all individual policies in a group are surrendered at the same time, that the surrender value be determined based on the assumption that policies will be surrendered on an individual basis. Lastly, the issue discusses whether the cash surrender value should be discounted when the policyholder is contractually limited in its ability to surrender a policy. This issue is effective for fiscal years beginning after December 15, 2006. The Company has not completed its evaluation of the impact of the adoption of this standard but expects the maximum exposure to be a reduction in the currently recognized cash surrender value of approximately $419.

Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated.

Restrictions on Cash: Cash on hand or on deposit with the Federal Reserve Bank of $6,916 and $6,475 was required to meet regulatory reserve and clearing requirements at year-end 2006 and 2005. These balances do not earn interest.

Fair Value of Financial Instruments: Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in a separate note. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates.

Dividend Reinvestment Plan: The Company administers a dividend reinvestment plan (DRIP), whereby, the Company allocates applicable dividends to acquire, on the participant's behalf, shares of Baylake common stock. In September of 2006, the Company began issuing additional shares for the DRIP. Shares issued in 2006 were 17,024. Prior to September, shares were acquired through the open market.

Operating Segments: While the chief decision makers monitor the revenue streams of the various products and services, the identifiable segments are not material and operations are managed and financial performance is evaluated on a Company-wide basis. Accordingly, all of the financial service operations are considered by management to be aggregated in one reportable operating segment.

Reclassifications: Some items in the prior year financial statements were reclassified to confirm to the current presentation.

(Dollar amounts in thousands, except share and per share data)

NOTE 2 - SECURITIES

The fair value of securities available for sale and the related unrealized gains and losses as of December 31, 2006 and 2005 are as follows:

	2006		
	Fair Value	Gross Unrealized Gains	Gross Unrealized Losses
U.S. Treasury and other U.S. government agencies	$ 57,528	$ 69	$ (953)
Obligations of states and political subdivisions	50,059	512	(148)
Mortgage-backed securities	78,226	154	(1,583)
Private placement	1,015	16	-
Other equity securities	1,487	-	-
	$ 188,315	$ 751	$ (2,684)

	2005		
	Fair Value	Gross Unrealized Gains	Gross Unrealized Losses
U.S. Treasury and other U.S. government agencies	$ 59,819	$ 179	$ (1,153)
Obligations of states and political subdivisions	33,827	407	(269)
Mortgage-backed securities	72,531	2	(2,015)
Private placements	1,040	44	-
Other equity securities	4,421	-	-
	$ 171,638	$ 632	$ (3,437)

Other equity securities consist of short-term money market mutual funds and equity securities in the Federal Reserve Bank and other nonmarketable equity securities, which are carried at cost.

A summary of sales of securities available for sale were as follows:

	2006	2005	2004
Proceeds	$ -	$ 36,516	$ -
Gross realized gains	-	465	-
Gross realized losses	-	413	-

(Dollar amounts in thousands, except share and per share data)

NOTE 2 - SECURITIES (Continued)

The estimated market value of investments at December 31, 2006, by contractual maturity, is shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Estimated Market Value
Due in one year or less	$ 6,867
Due after one year through five years	57,442
Due after five years through ten years	16,772
Due after ten years	27,521
	108,602
Other equity securities	1,487
Mortgage-backed securities	78,226
	$ 188,315

Securities pledged to secure public deposits and borrowed funds had a carrying value of $124,469 and $131,511 at December 31, 2006 and 2005, respectively.

Securities with unrealized losses at year-end 2006 and 2005, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, are as follows:

	Less than 12 Months		12 Months or More		Total	
Description of Securities	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
2006						
U.S. Treasury and other U.S. government agencies	$ 6,011	$ (19)	$ 44,721	$ (934)	$ 50,732	$ (953)
Mortgage-backed securities	25	-	67,857	(1,583)	67,882	(1,583)
Obligations states and Political subdivisions	5,188	(59)	9,388	(89)	14,576	(148)
Total temporarily impaired	$ 11,224	$ (78)	$ 121,966	$ (2,606)	$ 133,190	$ (2,684)

(Dollar amounts in thousands, except share and per share data)

NOTE 2 - SECURITIES (Continued)

2005

U.S. Treasury and other U.S. government agencies	$ 24,356	$ (440)	$ 20,199	$ (713)	$ 44,555	$ (1,153)
Mortgage-backed securities	26,535	(495)	45,801	(1,520)	72,336	(2,015)
Obligations states and Political Subdivisions	14,182	(267)	498	(2)	14,680	(269)
Total temporarily impaired	$ 65,073	$ (1,202)	$ 66,498	$ (2,235)	$ 131,571	$ (3,437)

At December 31, 2006 and 2005, securities with unrealized losses had depreciated in value by approximately 2% and 3%, respectively, in aggregate, from the amortized cost basis. Unrealized losses reflected in the preceding tables have not been included in results of operations because the affected securities are of high credit quality, management has the intent and ability to hold these securities for the foreseeable future, and the decline in fair value is largely due to an increase in interest rates since the time the securities were purchased. The losses on these securities are expected to dissipate as they approach their maturity dates and/or if interest rates decline.

The Company evaluates securities for other-than-temporary impairment at least on a quarterly basis, and more frequently when economic or market concerns warrant such evaluation. At year end 2006 and 2005, there were no holdings of securities of any one issuer, other than the U.S. Government and its agencies, in an amount greater than 10% of shareholders' equity.

NOTE 3 - LOANS

Major classifications of loans as of December 31, 2006 and 2005 are as follows:

	2006	2005
Commercial	$ 82,619	$ 80,260
Real estate		
Residential	143,873	148,736
Commercial	464,843	467,956
Construction	94,082	85,729
Consumer	14,893	14,263
Tax exempt loans	19,633	15,785
	819,943	812,729

(Dollar amounts in thousands, except share and per share data)

NOTE 3 – LOANS (Continued)

Less: Deferred loan origination fees, net of costs	375	433
Allowance for loan losses	8,058	9,551
Net loans	$ 811,510	$ 802,745

Loans having a carrying value of $32,556 and $30,630 are pledged as collateral for borrowings from the Federal Home Loan Bank at December 31, 2006 and 2005, respectively.

Certain directors and officers of the Company and the Bank, including their immediate families, companies in which they are principal owners, and trusts in which they are involved, were loan customers of the Bank during 2006 and 2005.

A summary of the changes in those loans is as follows:

	2006
Balance at beginning of year	$ 5,475
New loans made	3,614
Repayments received	(3,021)
Reclassification for loans related to former officers and directors	(136)
Balance at end of year	$ 5,932

Changes in the allowance for loan losses were as follows:

	2006	2005	2004
Balance at beginning of year	$ 9,551	$ 10,445	$ 12,159
Provision charged to operations	903	3,217	1,599
Recoveries	1,021	760	976
Loans charged off	(3,417)	(4,871)	(4,289)
Balance at end of year	$ 8,058	$ 9,551	$ 10,445

Information regarding impaired loans is as follows:

	2006	2005
Impaired loans with no allocated allowance for loan loss	$ 12,118	$ -
Impaired loans with allocated allowance for loan loss	15,614	14,637
Allowance allocated to impaired loans	2,176	3,233

(Dollar amounts in thousands, except share and per share data)

NOTE 3 – LOANS (Continued)

	2006	2005	2004
Average impaired loans during the period	$ 23,952	$ 18,973	$ 48,412
Interest income recognized during Impairment	364	979	2,338
Cash-basis interest income recognized	339	928	2,338

Nonperforming loans were as follows:

	2006	2005
Loans past due over 90 days still on accrual	$ -	$ -
Loans restructured in a troubled debt restructuring	496	-
Non-accrual loans	27,352	6,942
Total nonperforming loans	$ 27,848	$ 6,942

If these loans had been current throughout their terms, interest income for the non-accrual period would have approximated $2,555, $605 and $688 for 2006, 2005 and 2004, respectively.

NOTE 4 - PREMISES AND EQUIPMENT

	2006	2005
Land	$ 6,715	$ 3,973
Buildings and improvements	24,632	23,354
Equipment	12,041	11,543
	43,388	38,870
Less accumulated depreciation	15,656	14,167
Premises and equipment	$ 27,732	$ 24,703

Depreciation expense was $1,609, $1,585, and $1,482 for 2006, 2005, and 2004, respectively.

The Company had a ten-year lease on office space that had been formerly used as a branch and was vacated in the middle of 2005. The lease was to expire on November 30, 2009. This lease was terminated in December 2005 at which time the Company negotiated with the lessor to buyout the remainder of the lease at a cost of $265. These costs are reflected in the 2005 Consolidated Statements of Income under Occupancy Expense. There are no further costs on this obligation. In addition to these lease costs, leasehold improvements with a book basis of $193 were written off in 2005 on this property. The Company has a two-year lease to rent space for a branch bank location in a mall in Howard, Wisconsin that was extended in 2004. The Company must also pay its proportional share of costs for common areas at the mall. Rent expense for these two facilities for 2006, 2005, and 2004 was $39, $120, and $123, respectively.

(Dollar amounts in thousands, except share and per share data)

NOTE 4 – PREMISES AND EQUIPMENT (Continued)

Future minimum lease payments under the remaining lease agreement that expires in 2007 is $24.

During 2006, 2005, and 2004, vacant property owned by the Company was sold. Gains totaling $190, $2,200 and $487, were realized in 2006, 2005, and 2004, respectively. At year-end, approximately 12 acres of land were held for sale with a cost basis of $208.

During 2006 and 2005, gains of $103 and $411 were realized on the sale of office space under a condominium development arrangement. At year-end 2006, there is still one unit held for sale with a cost basis of $465.

NOTE 5 – FORECLOSED ASSETS, NET

Other real estate is summarized as follows:

	2006	2005	2004
Beginning balance	$ 3,333	$ 2,572	$ 2,271
Transfer of net realizable value to other real estate	6,399	2,252	3,316
Sale proceeds, net	(3,958)	(1,280)	(2,992)
Net gain (loss) from sale of other real estate	76	(25)	173
Provision for other real estate	(90)	(186)	(196)
Total Other Real Estate	$ 5,760	$ 3,333	$ 2,572

Changes in the valuation allowance for losses on other real estate were as follows:

	2006	2005	2004
Beginning balance	$ 267	$ 216	$ 47
Provision charged to operations	90	186	196
Amounts related to properties disposed	(249)	(135)	(27)
Balance at end of year	$ 108	$ 267	$ 216

(Dollar amounts in thousands, except share and per share data)

NOTE 6 - GOODWILL

The change in balance for goodwill during the year is as follows:

	2006	2005
Beginning of year	$ 5,723	$ 5,723
Impairment	-	-
End of year	$ 5,723	$ 5,723

NOTE 7 - DEPOSITS

The following is a summary of deposits by type at December 31:

	2006	2005
Non-interest-bearing demand deposits	$ 96,895	$ 110,641
Interest-bearing demand deposits	113,763	104,074
Savings deposits	29,235	33,696
Money market deposits	255,448	209,743
Time deposits $100,000 and greater	194,664	224,163
Other time deposits	188,906	174,394
Total deposits	$ 878,911	$ 856,711
Brokered certificates of deposit included above:	$ 103,671	$ 155,136

At December 31, 2006, the scheduled maturities of time deposits were as follows:

2007	$ 275,242
2008	94,150
2009	8,907
2010	5,142
2011	129
	$ 383,570

Deposits from the Company's directors and officers held by the Bank at December 31, 2006 and 2005, amounted to $4,847 and $4,474, respectively.

(Dollar amounts in thousands, except share and per share data)

NOTE 8 - FEDERAL FUNDS PURCHASED AND REPURCHASE AGREEMENTS

Short-term borrowings consisted of the following at December 31:

	2006	2005
Federal funds purchased	$ 3,383	$ -
Securities sold under agreements to repurchase	1,097	1,315
	$ 4,480	$ 1,315
Average amounts outstanding during year	$ 8,703	$ 26,945
Maximum month-end amounts outstanding	29,778	48,804
Average interest rates on amounts Outstanding at end of year	5.28%	3.70%
Average interest rates on amounts Outstanding during year	5.08%	3.45%

NOTE 9 - FEDERAL HOME LOAN BANK ADVANCES

A summary of Federal Home Loan Bank advances at December 31 is as follows:

Year of Maturity	2006	Weighted Average Rate	2005	Weighted Average Rate
2006	$ -	0%	85,000	4.27%
2007	75,000	5.16	15,000	4.06
2008	40,000	5.36	25,000	4.80
Total fixed maturity	115,000	5.23	125,000	4.35
Amortizing	179	3.78	185	3.78
Total	$ 115,179	5.23%	$ 125,185	4.35%

Maximum month-end amounts outstanding were $125,185 and $125,188 at December 31, 2006 and 2005, respectively.

Each advance is payable at its maturity date, with a prepayment penalty for fixed rate advances. Federal Home Loan Bank advances are secured by $32,556 of real estate mortgages and $111,735 of mortgage-backed and U.S. agency securities. Of the advances, $30,000 have call provisions at December 31, 2006. All advances in the table above are at fixed rates with the exception of $35,000 due June 2007 priced at three month Libor plus 2 basis points and the interest rate is reset monthly; $25,000 due July 2007 priced at one month Libor plus 2 basis points and the interest rate is reset monthly and $30,000 due July 2008 priced at one month Libor plus 3 basis points and the interest rate is reset monthly.

(Dollar amounts in thousands, except share and per share data)

NOTE 10 - SUBORDINATED DEBENTURES

In 2001, Baylake Corp. formed Baylake Capital Trust I (the Trust) as a statutory business trust organized for the sole purpose of issuing $16,100 of 10% fixed rate Cumulative Trust-Preferred Securities (the "Trust Preferred Securities") and investing the proceeds thereof in junior subordinated debentures of the Company, the sole asset of the Trust.

On March 31, 2006, the Company redeemed its outstanding junior subordinated indentures and trust preferred securities for a total of $16.6 million which constitutes the $16.1 million stated principal values of those amounts plus $415 in accrued interest.

The redemption of these securities were funded through the issuance of $16.1 million of trust preferred securities and $498 of trust common securities issued under the names Baylake Capital Trust II ("Trust II") that will adjust quarterly at a rate equal to 1.35% over the three month LIBOR. For banking regulatory purposes, these securities are considered Tier 1 capital.

The trust's ability to pay amounts due on the trust-preferred securities is solely dependent upon the Company making payment on the related subordinated debentures to the trust. The Company's obligations under the subordinated debentures constitute a full and unconditional guarantee by the Company of the trust's obligations under the trust securities issued by the trust.

NOTE 11 - CAPITAL MATTERS

Banks and bank holding companies are subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and, additionally for banks, prompt corrective action regulations involve quantitative measures of assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators. Failure to meet capital requirements can initiate regulatory action.

Prompt corrective action regulations provide five classifications: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and capital restoration plans are required. At year-end 2006 and 2005, the most recent regulatory notifications categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the institution's category.

The Company's and Baylake Bank's risk-based capital and leverage ratios are presented below at year-end as follows:

(Dollar amounts in thousands, except share and per share data)

NOTE 11- CAPITAL MATTERS (Continued)

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
2006						
Total Capital to risk-weighted assets						
Consolidated	$ 101,489	10.87%	$ 74,721	8.00%	N/A	N/A
Bank	99,249	10.63	74,685	8.00	$ 93,356	10.00%
Tier 1 (Core) Capital to risk-weighted assets						
Consolidated	93,430	10.00	37,360	4.00	N/A	N/A
Bank	91,191	9.77	37,342	4.00	56,014	6.00
Tier 1 (Core) Capital to average assets						
Consolidated	93,430	8.53	43,826	4.00	N/A	N/A
Bank	91,191	8.33	43,789	4.00	54,736	5.00
2005						
Total Capital to risk-weighted assets						
Consolidated	$ 99,882	10.73%	$ 74,472	8.00%	N/A	N/A
Bank	97,329	10.51	74,404	8.00	$ 93,006	10.00%
Tier 1 (Core) Capital to risk-weighted assets						
Consolidated	90,332	9.70	37,236	4.00	N/A	N/A
Bank	87,778	9.44	37,202	4.00	55,803	6.00
Tier 1 (Core) Capital to average assets						
Consolidated	90,332	8.27	43,692	4.00	N/A	N/A
Bank	87,778	8.11	43,590	4.00	54,488	5.00

(Dollar amounts in thousands, except share and per share data)

NOTE 12 - OTHER COMPREHENSIVE INCOME

Other comprehensive income (loss) components and related tax effects were as follows:

	2006	2005	2004
Unrealized holding gains/(losses) on securities available for sale arising during period	$ 872	$ (4,636)	$ (1,399)
Reclassification adjustment for net gains realized in income	-	52	-
Net unrealized gains/(losses)	872	(4,584)	(1,399)
Tax effect	(315)	1,629	483
Comprehensive (loss) income	$ 557	$ (2,955)	$ (916)

NOTE 13 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

The Company is party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit, standby letters of credit, and financial guarantees.

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contract or notional amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

	Contract or Notional Amount	
	2006	2005
Financial instruments whose contract amounts represent credit risk:		
Commitments to extend credit	$ 227,872	$ 212,956
Standby letters of credit	21,327	22,160

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the counter-party. Collateral held varies but may include accounts receivable; inventory; property, plant, and equipment; and income-producing commercial properties. Fixed

(Dollar amounts in thousands, except share and per share data)

NOTE 13 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK (Continued)

rate commitments totaled $11,514 and $14,026 at December 31, 2006 and 2005 respectively, with rates ranging from 4.0% to 10.0% in 2006 and 3.95% to 18.0% in 2005.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of customers to a third party. These are primarily issued to support private borrowing arrangements and expire in decreasing amounts through 2010. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Bank does not require collateral as support for the commitments. Collateral is secured as commitments are funded.

In 2006 and 2005, impairment charges of $27 and $2,191 were taken on a standby letter of credit which was issued by the Company on behalf of a customer to accommodate their borrowings with a third party. The provision for impairment charges relates to the establishment of a liability for the Company's exposure on that letter of credit. The initial letter of credit to the third party was for $8.8 million but prior to year-end 2005, the Company distributed $1.8 million to reduce the outstanding balance to $7.0 million. The Company continues to monitor the financial condition of the borrower on an ongoing basis, and if it continues to deteriorate, may need to provide additional reserves with respect to the off-balance sheet commitment.

NOTE 14 - POST-RETIREMENT PLANS

The subsidiaries have 401(k) Profit Sharing Plans covering all employees who qualify as to age and length of service. The employer contributions paid and expensed under all plans totaled $1,173 in 2006, $1,066 in 2005, and $959 in 2004.

Certain officers and directors of the Company and its subsidiaries are covered by nonqualified deferred compensation plans. Payments to be made under these plans are accrued over the anticipated years of service of the individuals covered. Amounts charged to expense were $1,051 in 2006, $767 in 2005, and $236 in 2004. The aggregate amount of deferred compensation included in other liabilities in the consolidated balance sheets is $3,494 and $2,461 in 2006 and 2005, respectively. In March 2005, the Company established the Baylake Bank Supplemental Executive Retirement Plan ("Plan") which is intended to provide certain management and highly compensated employees of the Company who have contributed, and are expected to continue to contribute to the Company's success by providing for deferred compensation in addition to that available under the Company's other retirement programs. Costs amounted to $799 and $534 are included in the amounts charged to expense for 2006 and 2005, respectively.

(Dollar amounts in thousands, except share and per share data)

NOTE 15 - INCOME TAX EXPENSE

Income taxes consist of the following:

	2006	2005	2004
Taxes currently payable			
Federal	$ 3,013	$ 2,592	$ 3,953
State	592	335	608
	3,605	2,927	4,561
Deferred income taxes			
Federal	(688)	605	80
State	(152)	304	39
	(840)	909	119
Income tax expense	$ 2,765	$ 3,836	$ 4,680

The provision for income taxes differs from the amount of income tax determined by applying the statutory federal income tax rate to pretax income as a result of the following differences:

	2006	2005	2004
Income tax based on statutory rate	$ 3,448	$ 4,331	$ 5,254
State income taxes net of federal tax benefit	253	341	485
	3,701	4,672	5,739
Effect of tax-exempt interest income	(691)	(760)	(668)
Life insurance death benefit and earnings	(304)	(265)	(262)
Equity in income of service center	(174)	(133)	(131)
Other	233	322	2
Provision based on effective tax rates	$ 2,765	$ 3,836	$ 4,680

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

The following is a summary of the significant components of the Company's deferred tax assets and liabilities as of December 31, 2006 and 2005:

(Dollar amounts in thousands, except share and per share data)

NOTE 15 - INCOME TAX EXPENSE (Continued)

	2006	2005
Deferred tax assets		
Allowance for loan losses	$ 3,158	$ 3,718
Off-balance sheet credit losses	164	153
Deferred loan fees	147	170
Deferred compensation	1,746	1,268
Mortgage loan servicing	-	91
Non accrual loans	981	184
Accrued vacation pay	374	321
OREO property valuation	43	105
Net unrealized loss on securities available for sale	704	1,019
Donations	138	167
Other	380	21
Gross deferred tax assets	7,835	7,217
Deferred tax liabilities		
Depreciation	1,930	1,849
FHLB stock dividends	791	942
Mortgage Loan servicing	157	-
Net unrealized gain on securities available for sale	-	-
Prepaid expenditures	97	116
Other	103	78
Gross deferred tax liabilities	3,078	2,985
Net deferred asset	$ 4,757	$ 4,232

Income tax expense recorded in the consolidated statement of income involves the interpretation and application of certain accounting pronouncements and federal and state tax codes. The Company undergoes examination by various regulatory taxing agencies. Such agencies may require that changes in the amount of tax expense be recognized when their interpretations differ from those of management, based on their judgment about information available to them at the time of their examination.

(Dollar amounts in thousands, except share and per share data)

NOTE 16 - EARNINGS PER SHARE

Earnings per share are based on the weighted average number of shares outstanding for the year. A reconciliation of the basic and diluted earnings per share amounts is as follows:

	2006	2005	2004
Basic			
Net income	$ 7,376	$ 8,903	$ 10,773
Weighted average common shares outstanding	7,802,208	7,727,636	7,657,143
Basic earnings per common share	$ .95	$ 1.15	$ 1.41
Diluted			
Net income	$ 7,376	$ 8,903	$ 10,773
Weighted average common shares outstanding for basic earnings per share	7,802,208	7,727,636	7,657,143
Add: Dilutive effects of assumed exercises of stock options	33,315	74,713	41,237
Average shares and dilutive potential common shares	7,835,523	7,802,349	7,698,380
Diluted earnings per common share	$ .94	$ 1.14	$ 1.40
Additional common stock option shares that have not been included due to their antidilutive effect	60,000	60,000	216,450

NOTE 17 - STOCK OPTION PLAN

The Company has a non-qualified stock option plan under which certain officers and key salaried employees may purchase shares of the Company's stock at an established exercise price. Unless earlier terminated, these options will expire ten years from the date of grant. The options vest over a five-year period, becoming exercisable 20% per year, commencing one year from date of grant. Subsequent to the expiration of the Plan, options were granted in 2004 under the same terms as would have applied under the Plan. Total compensation cost, net of income tax, that has been charged against income for the plan was $48, $0, and $0 for 2006, 2005, and 2004, respectively. The total income tax benefit was $19, $0, and $0.

(Dollar amounts in thousands, except share and per share data)

NOTE 17 - STOCK OPTION PLAN (Continued)

The fair values and assumptions used to determine such values are as follows:

	2006	2005	2004
Weighted average grant date fair value	n/a	n/a	$ 1.53
Assumptions:			
Risk-free interest rates	n/a	n/a	2.25%
Expected volatility	n/a	n/a	17.03%
Expected term (in years)	n/a	n/a	6.98
Expected dividend yield	n/a	n/a	3.75%

There were no stock options granted in 2006 or 2005.

Activity in the stock option plan for 2006 follows:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at beginning of year	486,869	$ 13.95		
Granted	-	-		
Exercised	(99,544)	9.35		
Forfeited or expired	-	-		
Outstanding at end of year	387,325	$ 15.10	3.00	$ 923
Exercisable at end of year	352,264	$ 15.24	2.70	$ 835

Information related to the stock option plan during each year follows:

	2006	2005	2004
Intrinsic value of options exercised	$ 648	$ 789	$ 364
Cash received from option exercises	932	812	938
Tax benefit realized from option exercises	272	296	144
Weighted average fair value of options granted per share	-	-	$ 1.53

As of December 31, 2006, there was $21 of total unrecognized compensation cost related to nonvested stock options granted under the Plan. The cost is expected to be recognized over a weighted-average period of 1.7 years.

(Dollar amounts in thousands, except share and per share data)

NOTE 18 - DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

The methods and assumptions used to estimate fair value are described as follows.

Carrying amount is the estimated fair value for cash and cash equivalents, Federal Home Loan Bank stock, accrued interest receivable and payable, demand deposits, short-term debt, and variable rate loans or deposits that reprice frequently and fully. Security fair values are based on market prices or dealer quotes and, if no such information is available, on the rate and term of the security and information about the issuer. For fixed rate loans or deposits and for variable rate loans or deposits with infrequent repricing or repricing limits, fair value is based on discounted cash flows using current market rates applied to the estimated life and credit risk. Fair values for impaired loans are estimated using discounted cash flow analysis or underlying collateral values. Fair value of loans held for sale is based on market quotes. Fair value of long-term debt is based on current rates for similar financing.

	2006		2005	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets				
Cash and cash equivalents	$ 22,685	$ 22,685	$ 33,054	$ 33,054
Securities available for sale	188,315	188,315	171,638	171,638
Loans held for sale	889	901	374	377
Loans, net	811,510	802,908	802,745	796,364
Federal Home Loan Bank stock	6,792	6,792	8,081	8,081
Accrued interest receivable	6,183	6,183	5,354	5,354
Financial liabilities				
Deposits	878,911	878,344	856,711	855,766
Federal funds purchased and repurchase agreements	4,480	4,480	1,315	1,315
Federal Home Loan Bank advances	115,179	115,264	125,185	124,889
Subordinated debentures	16,100	16,100	16,100	16,551
Accrued interest payable	4,501	4,501	4,049	4,049

(Dollar amounts in thousands, except share and per share data)

NOTE 19 - CONDENSED FINANCIAL INFORMATION - PARENT COMPANY ONLY

CONDENSED BALANCE SHEETS
December 31

	2006	2005
ASSETS		
Cash and cash equivalents	$ 2,453	$ 2,154
Securities available for sale	1,016	1,040
Interest receivable	4	4
Receivable from subsidiary	26	168
Prepaid expenses	-	475
Deferred income taxes	10	-
Investment in subsidiaries	96,044	92,061
Total assets	$ 99,553	$ 95,902
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Dividends payable	$ 1,253	$ 1,243
Interest Payable	7	-
Debentures	16,100	16,100
Deferred income taxes	-	15
Total liabilities	17,360	17,358
Stockholders' equity	82,193	78,544
Total liabilities and stockholders' equity	$ 99,553	$ 95,902

(Dollar amounts in thousands, except share and per share data)

NOTE 19 - CONDENSED FINANCIAL INFORMATION - PARENT COMPANY ONLY (Continued)

CONDENSED STATEMENTS OF INCOME

Years ended December 31

	2006	2005	2004
Income			
Dividends from subsidiaries	$ 5,400	$ 3,600	$ 4,600
Interest income	152	149	113
Total income	5,552	3,749	4,713
Expenses			
Interest	1,705	2,039	1,695
Other	175	154	126
Income tax benefit	(587)	(695)	(581)
Total expenses	1,293	1,498	1,240
Income before equity in undistributed net income of subsidiaries	4,259	2,251	3,473
Equity in undistributed net income of subsidiaries	3,117	6,652	7,300
Net income	$ 7,376	$ 8,903	$ 10,773

(Dollar amounts in thousands, except share and per share data)

NOTE 19 - CONDENSED FINANCIAL INFORMATION - PARENT COMPANY ONLY (Continued)

CONDENSED STATEMENT OF CASH FLOWS
Years ended December 31

	2006	2005	2004
Cash flows from operating activities:			
Net income	$ 7,376	$ 8,903	$ 10,773
Adjustments to reconcile net income to net cash provided by operating activities:			
Undistributed earnings of subsidiary	(3,117)	(6,652)	(7,300)
Stock Compensation Expense	48	-	-
Amortization of debt issue costs	475	429	85
Net amortization of securities	(3)	(2)	(3)
Net change in intercompany receivable	142	(115)	81
Accrued expenses and other liabilities	(11)	296	141
Net cash provided by operating activities	4,910	2,859	3,777
Cash flows from financing activities:			
Redemption of subordinated debt	(16,100)	-	-
Proceeds from issue of subordinated debt	16,100	-	-
Proceeds from exercise of stock options	932	812	938
Tax benefit from exercise of stock options	272	-	-
Payments to repurchase common stock	(1,101)	-	-
Dividend Reinvestment Plan	268	-	-
Dividends paid	(4,982)	(4,628)	(4,269)
Net cash used in financing activities	(4,611)	(3,816)	(3,331)
Net change in cash and cash equivalents	299	(957)	446
Beginning cash and cash equivalents	2,154	3,111	2,665
Ending cash and cash equivalents	$ 2,453	$ 2,154	$ 3,111

(Dollar amounts in thousands, except share and per share data)

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

ITEM 9A. CONTROLS AND PROCEDURES

Disclosures Controls and Procedures: Our management, with the participation of Chief Executive Officer and Acting Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) as of December 31, 2006. Based on such evaluation, our Chief Executive Officer and Acting Chief Financial Officer have concluded that, as of the end of such period, our disclosure controls and procedures are effective in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed by us in the reports that we file or submit under the Exchange Act.

Changes in Internal Control Over Financial Reporting: There have not been any changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) subsequent to the date of the evaluation performed by our Chief Executive Officer and Acting Chief Financial Officer.

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information set forth under the sections titled "Proposal No. 1, Election of Directors," "Information on Executive Officers" and "Compliance with Section 16(a) of the Exchange Act" contained in the definitive proxy statement for our 2007 Annual Meeting of Stockholders is incorporated herein by reference.

ITEM 11. EXECUTIVE COMPENSATION

The information set forth under the sections titled "Director Fees and Benefits", "Compensation Discussion and Analysis", "Board of Directors Compensation Committee Report on Management Compensation", and "Compensation Committee Interlocks and Insider Participation" contained in the definitive proxy statement for our 2007 Annual Meeting of Stockholders is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information set forth under the section titled "Ownership of Baylake Common" contained in the definitive proxy statement for our 2007 Annual Meeting of Stockholders is incorporated herein by reference.

Equity compensation plan information:

The following table sets forth information regarding options and shares reserved for future issuance under the equity compensation plans as of December 31, 2006.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a) (c)
Equity compensation plans approved by security holders	362,835	$ 15.16	--
Equity compensation plans not approved by security holders **	24,490	14.15	--
Total	387,325	$ 15.10	--

** These options represent options granted with the same terms and conditions as those granted under the 1993 Stock Option Plan, as amended, but after expiration of that Plan. The total number of options granted was less than the total authorized under the Plan, which was adopted with shareholder approval. We previously announced that we do not intend to grant further stock options.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Information set forth in the section titled "Certain Transactions with Management" in the definitive proxy statement for our 2007 Annual Meeting of Stockholders is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Information set forth in the section titled "Principal Accountant Fees and Services" in the definitive proxy statement for our 2007 Annual Meeting of Stockholders is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) 1 and 2

The consolidated financial statements and supplementary data contained in Item 8 of this report are filed as part of this report. All schedules are omitted because of the absence of the conditions under which they are required or because the required information is included in the consolidated financial statements or related notes.

(a) 3

See Item 15(b) below

(b) Exhibits Required by Item 601 of Regulation S-K

Reference is made to the Exhibit Index following the signatures for exhibits filed as part of this report.

SIGNATURES

Pursuant to the requirements of Section 13 or 15 (d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BAYLAKE CORP.

By: /s/Kevin L. LaLuzerne
Kevin L. LaLuzerne
Treasurer

Date: March 14, 2007

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each individual whose signature appears below hereby designates and appoints Robert J. Cera and Kevin L. LaLuzerne, and each of them, any one of whom may act without the joinder of the other, as such person's true and lawful attorney-in-fact and agents (the "Attorneys-in-Fact") with full power of substitution and resubstitution, for such person and in such person's name, place and stead, in any and all capacities, to sign any and all amendments to this report, and to file the same, with all exhibits thereto, and other documents in connection therewith, the Securities and Exchange Commission and any state securities commission, granting unto said Attorneys-in-Fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and conforming all that said Attorneys-in-Fact and agents or any of them, or their or his substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report has been signed by the following persons in the capacities and on these dates indicated.

/s/ Thomas L. Herlache
Thomas L. Herlache
Chief Executive Officer and Director (Principal Executive Officer)

] /s/ Richard A. Braun
Richard A. Braun, Director
Vice-Chairman of the Board

/s/ Kevin L. LaLuzerne
Kevin L. LaLuzerne
Treasurer
(Principal Financial and Accounting Officer)

/s/ Robert W. Agnew
Robert W. Agnew, Director

/s/ Dee Geurts-Bengtson
Dee Geurts-Bengtson, Director

/s/ Robert J. Cera
Robert J. Cera, President and Chief Operating Officer and Director

John W. Bunda, Director

/s/ George Delveau, Jr.
George Delveaux, Jr., Director

Roger G. Ferris, Director

Joseph J. Morgan, Director

/s/ William Parsons
William Parsons, Director

/s/ Paul Jay Sturm
Paul Jay Sturm, Director

*Each of the above signatures is affixed as of March 14, 2007.

Exhibit No.	Description
3.1	Articles of Incorporation, as amended through July 3, 2001, incorporated by reference to Exhibit 4.1 from the Company's Registration Statement on Form S-3 (File No. 333-118857) filed on September 8, 2004
3.2	Bylaws, as amended through February 21, 1996, incorporated by reference to Exhibit 4.2 from the Company's Registration Statement on Form S-3 (File No. 333-118857) filed on September 8, 2004
4.1	Advances, Collateral Pledge, and Security Agreement dated as of August 8, 1997 between Baylake Bank and Federal Home Loan Bank of Chicago.
10.1	Baylake Bank's Deferred Compensation Program with Thomas L. Herlache*, incorporated by reference to Exhibit 10.3 from the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1993
10.2	Baylake Bank's Deferred Compensation and Salary Continuation Agreement with Richard A. Braun*, incorporated by reference to Exhibit 10.5 from the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1993
10.3	Deferred Compensation Plan for Selected Directors of Baylake Bank (Money Purchase Compensation Plan) dated December 19, 1995*
10.4	Baylake Corp. Stock Purchase Plan*, incorporated by reference to Exhibit 4 from the Company's Form S-8 filed on February 10, 1998
10.5	Baylake Corp. 1993 Stock Option Plan, as amended in 1998*, incorporated by reference to Exhibit 99.1 from the Company's Form S-8 filed on September 21, 1998
10.6	Baylake Bank Supplemental Executive Retirement Plan*, incorporated by reference to Exhibit 10.8 from the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2004
10.7	Employment Agreement dated as of June 30, 2006 between Baylake Bank and Robert J. Cera*
10.8	Separation Agreement dated January 30, 2007 between Baylake Bank and Steven Jennerjohn*, incorporated by reference to Exhibit 10.1 from the Company's Current Report on Form 8-K filed on February 15, 2007
10.9	Executive Employee Salary Continuation Agreement for Thomas L. Herlache dated October 1, 1999
21.1	List of Subsidiaries
23.1	Consent of Crowe Chizek and Company LLC
24.1	Power of Attorney (contained on the Signature Page)

31.1	Certification of the Acting Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended
31.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended
32.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(b) under the Securities Exchange Act of 1934, as amended and 18 U.S.C. Section 1350
32.2	Certification of the Acting Chief Financial Officer pursuant to Rule 13a-14(b) under the Securities Exchange Act of 1934, as amended and 18 U.S.C. Section 1350

*Designates compensation plans or agreements

Exhibit 21.1

Baylake Corp

List of Subsidiaries	Jurisdiction of Organization
Baylake Bank	Wisconsin
Baylake City Center LLC	Wisconsin
Baylake Insurance Agency, Inc.	Wisconsin
United Financial Services, Inc. (49.8% owned)	Wisconsin
Baylake Investments, Inc.	Nevada
Baylake Capital Trust II	Delaware

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-118857 on Form S-3 and Registration Statements No. 333-69103 and 333-63913 on Form S-8 of Baylake Corp. of our reports dated March 14, 2007 with respect to the consolidated financial statements of Baylake Corp., and management's assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting, which reports appear in this Annual Report on Form 10-K of Baylake Corp. for the year ended December 31, 2006.

Crowe Chizek and Company LLC
/s/Crowe Chizek and Company LLC

Oak Brook, Illinois
March 14, 2007

Exhibit 31.1

CERTIFICATION PURSUANT TO 18 U.S.C.
SECTION 1350, AS ADOPTED PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Thomas L. Herlache, certify that:

1. I have reviewed this annual report on Form 10-K for the fiscal year ended December 31, 2006 of Baylake Corp. (the "Registrant");
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
    b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
    c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
    d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

    a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 14, 2007

/s/Thomas L. Herlache
Thomas L. Herlache
Chairman and CEO

Exhibit 31.2

CERTIFICATION PURSUANT TO 18 U.S.C.
SECTION 1350, AS ADOPTED PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Kevin L. LaLuzerne, certify that:

1. I have reviewed this annual report on Form 10-K for the fiscal year ended December 31, 2006 of Baylake Corp. (the "Registrant");
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) an 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
    b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
    c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
    d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

    a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 14, 2007

/s/Kevin L. LaLuzerne
Kevin L. LaLuzerne
Senior Vice President and Acting Chief Financial Officer

Exhibit 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Baylake Corp. (the "Company") on Form 10-K for the fiscal year ended December 31, 2006 as filed with the Securities and Exchange Commission on or about the date hereof (the "Report"), I, Thomas L. Herlache, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/Thomas L. Herlache
Thomas L. Herlache
Chairman and Chief Executive Officer
March 14, 2007

A signed original of this written statement required by Section 906, or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906, has been provided to Baylake Corp. and will be retained by Baylake Corp. and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit 32.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Baylake Corp. (the "Company") on Form 10-K for the fiscal year ended December 31, 2006 as filed with the Securities and Exchange Commission on or about the date hereof (the "Report"), I, Kevin L. LaLuzerne, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/Kevin L. LaLuzerne
Kevin L. LaLuzerne
Senior Vice President and Acting Chief Financial Officer
March 14, 2007

A signed original of this written statement required by Section 906, or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906, has been provided to Baylake Corp. and will be retained by Baylake Corp. and furnished to the Securities and Exchange Commission or its staff upon request.


END